As filed with the U.S. Securities and Exchange Commission on June 28, 2016

Registration No. 333-193882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT 5 TO FORM S-1
ON
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TECNOGLASS INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia
(57)(5)3734000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joaquin Fernandez
Chief Financial Officer
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia
(57)(5)3734000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 818-8800
(212) 818-8881 — Facsimile

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this Post-Effective Amendment No. 5 to Form S-1 on Form S-1 (“Registration Statement”) is a combined prospectus also relating to 400,000 ordinary shares and 400,000 warrants underlying unit purchase options, which were registered for a fee of $504.24 on Registration Statement No. 333-178061 previously filed by the Registrant on Form S-1 and declared effective March 16, 2012. This Post-Effective Amendment No. 5 to the Registration Statement also constitutes a Post-Effective Amendment No. 6 to such Registration Statement No. 333-178061, and such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(c) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

On February 11, 2014, the Registrant filed a registration statement on Form S-3 (Registration No. 333-193882), which was subsequently amended on Form S-1 and declared effective by the Securities and Exchange Commission on June 16, 2014 (“2014 Registration Statement”). The 2014 Registration Statement also constituted a Post-Effective Amendment No. 1 to Form S-1 to the Registrant’s Registration Statement No. 333-178061 declared effective on March 16, 2012 (“2012 Registration Statement”).

This Post-Effective Amendment No. 5 to the registration statement on Form S-1 filed on Form S-1 is being filed pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, to update the 2014 Registration Statement and 2012 Registration Statement to include the audited consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2015 and 2014, and the unaudited condensed consolidated financial statements and the notes thereto for the three months ended March 31, 2016 and 2015, and certain other information in such Registration Statements.

No additional securities are being registered under this Registration Statement. All applicable registration fees were paid at the time of the original filing of such 2014 Registration Statement and 2012 Registration Statement, as applicable.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [          ], 2016

PROSPECTUS

Tecnoglass Inc.

5,904,484 Ordinary Shares and 3,416,681 Warrants (for Resale)
7,191,973 Ordinary Shares and 66,514 Warrants (for Issuance)

This prospectus relates to up to 5,904,484 ordinary shares and 3,416,681 warrants of Tecnoglass Inc., a Cayman Islands exempted company, that may be sold from time to time by the Selling Securityholders set forth in this prospectus under the heading “Selling Securityholders” beginning on page 22. This represents up to (i) 649,382 ordinary shares issued to certain Selling Securityholders pursuant to two subscription agreements in connection with our initial business combination described in more detail in this prospectus (the “initial business combination”), (ii) 1,040,000 ordinary shares issued to certain Securityholders in connection with our formation, (iii) 30,018 ordinary shares and 30,018 warrants underlying unit purchase options originally issued to certain Selling Securityholders in connection with our initial public offering, (iv) 3,386,663 warrants, or “insider warrants,” (and 3,386,663 ordinary shares underlying the insider warrants) purchased by certain of the Selling Securityholders in a private placement that was consummated simultaneously with our initial public offering, (v) 78,401 ordinary shares underlying warrants, or “working capital warrants,” issued to a certain Selling Securityholder upon conversion of a promissory note issued by us in consideration of a working capital loan made by such Selling Securityholder, (vi) 206,547 ordinary shares underlying warrants, or “insider warrants,” purchased by certain of the Selling Securityholders in a private placement that was consummated simultaneously with our initial public offering, and (vii) 95,693 ordinary shares sold to a certain Selling Securityholder pursuant to a subscription agreement in March 2014, and (viii) 417,780 ordinary shares issued to certain selling shareholders upon exercise of their warrants, unit purchase options and warrants underlying the unit purchase options.

This prospectus also relates to the issuance of up to (i) 2,525,416 ordinary shares underlying outstanding warrants issued in our initial public offering pursuant to a prospectus dated March 16, 2012, (ii) 66,514 ordinary shares and 66,514 warrants underlying unit purchase options (and 66,514 ordinary shares underlying the warrants included in the unit purchase options) issued in connection with our initial public offering and (iii) 4,533,529 ordinary shares underlying the insider warrants and working capital warrants to the extent such warrants are transferred prior to exercise, so that such warrants and unit purchase options may be exercised by their holders.

We will not receive any proceeds from the sale of the securities under this prospectus, although we could receive up to $33,525,960 upon the exercise of all remaining insider warrants, up to $1,031,834 upon the exercise of the remaining unit purchase options, up to $772,256 upon the exercise of all of the warrants underlying such unit purchase options and up to $20,203,328 upon the exercise of all of the warrants issued in our initial public offering. As of May 31, 2016, 102,570 warrants issued in our initial public offering have been exercised for proceeds of $820,560. As of the same date, an additional 200,000 working capital warrants, 609,255 insider warrants and 1,572,014 warrants issued in our initial public offering have been exercised on a “cashless basis”, as more fully described in the section entitled “Description of Securities — Warrants” beginning on page 29 of this prospectus. Any additional amounts we receive from such exercises will be used for working capital and other general corporate purposes.

Information regarding the Selling Securityholders, the amounts of ordinary shares and warrants that may be sold by them and the times and manner in which they may offer and sell the ordinary shares and warrants under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in this prospectus. We have not been informed by any of the Selling Securityholders that they intend to sell their securities covered by this prospectus and do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

The Selling Securityholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “TGLS” and our warrants are quoted on the OTC Pink marketplace under the symbol “TGLSW.” On May 31, 2016, the last reported sales price of our ordinary shares and warrants were $11.57 and $4.20, respectively.

Our ordinary shares have also traded on the Colombia Stock Exchange, the Bolsa de Valores de Colombia, since January 6, 2016 under the symbol “TGLSC”. The Colombia listing is secondary to Tecnoglass’ primary listing on the NASDAQ Capital Market. No new shares were issued in connection with the admission to trading on the Bolsa de Valores de Colombia.

Investing in our securities involves risks. See “Risk Factors” beginning on page 8, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2016

i

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or SEC. You should read this prospectus together with the more detailed information regarding our company, our ordinary shares and warrants and our financial statements and the notes to those statements that appear elsewhere in this prospectus and any applicable prospectus supplement together with the additional information that we incorporate in this prospectus by reference, which we describe under the heading “Where You Can Find Additional Information.” The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we file or previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context requires otherwise, in this prospectus, we use the terms “our company,” “we,” “us,” “our,” and similar references to refer to Tecnoglass Inc., formerly named Andina Acquisition Corporation, and its subsidiaries. References to “Tecnoglass Holding” are to our wholly owned subsidiary, Tecno Corporation. References to “Tecnoglass” are to Tecnoglass Holding’s indirect subsidiary, Tecnoglass S.A. References to “ES” are to Tecnoglass Holding’s indirect subsidiary C.I. Energía Solar S.A. E.S. Windows.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company, our ordinary shares, our warrants and our financial statements and the notes to those statements appearing elsewhere in this prospectus.

Overview

We were originally formed for the purpose of effecting a business combination with one or more businesses or entities. On December 20, 2013, we consummated our initial business combination, whereby we acquired Tecnoglass Holding and its indirect, wholly owned subsidiaries, Tecnoglass and ES. As a result of the merger, the business of Tecnoglass Holding and its subsidiaries became our business. Accordingly, we are now a holding company operating through our direct and indirect subsidiaries.

Company History

We were formed under the name “Andina Acquisition Corporation” as an exempted company incorporated in the Cayman Islands on September 21, 2011 in order to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On March 22, 2012, we closed our initial public offering of 4,000,000 units, with each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $8.00 per share. On March 30, 2012, we consummated the closing of the sale of an additional 200,000 units, which were sold subject to the underwriters’ over-allotment option. The 4,200,000 units sold in the initial public offering, including the units sold subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating total gross proceeds of $42,000,000. Simultaneously with the consummation of the initial public offering, we consummated a private placement of 4,800,000 warrants at a price of $0.50 per warrant and options to purchase an aggregate of 900,000 units at a price of $500,100, generating total proceeds of $2,900,100. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us were $43,163,000 (which included the $2,900,100 we received from the sale of warrants and the underwriters’ unit purchase options), of which $42,740,000 was deposited into a trust account. The remaining proceeds of $423,000 became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The initial public offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-178061), that became effective on March 16, 2012.

From the consummation of our initial public offering until August 17, 2013, we were searching for a suitable target business to acquire. On August 17, 2013, we entered into an agreement and plan of reorganization, which agreement, as amended, we sometimes refer to as the “merger agreement,” with Tecnoglass Holding, Tecnoglass and ES, pursuant to which we were to acquire Tecnoglass and ES as indirect subsidiaries. Pursuant to the merger agreement, our wholly owned subsidiary was to merge with and into Tecnoglass Holding, with Tecnoglass Holding surviving as our wholly owned subsidiary. On December 20, 2013, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the merger and other related proposals. On the same date, we closed the merger. In connection with the merger, our business became the business of Tecnoglass Holding, Tecnoglass and ES, and we changed our name to Tecnoglass Inc.

Tecnoglass Holding is a corporation formed under the laws of the Cayman Islands that was founded in 2014 in connection with the merger. Tecnoglass is a corporation formed under the laws of Colombia that was founded in 1994 by Jose M. Daes, our Chief Executive Officer, and Christian T. Daes, our Chief Operating Officer. ES is a corporation formed under the laws of Colombia that was founded in 1984 by Jose M. Daes and Christian T. Daes.

Our Business

We are a leading manufacturer of hi-spec, architectural glass and windows for the western hemisphere residential and commercial construction industries, operating through our direct and indirect subsidiaries. Headquartered in Barranquilla, Colombia, we operate out of a 2.8 million square foot vertically-integrated, state-of-the-art manufacturing complex that provides easy access to the Americas, the Caribbean, and the Pacific.

We sell our products to more than 900 customers in North, Central and South America. The United States accounted for approximately 59% and 51% of our combined revenues in 2015 and 2014, while Colombia accounted for approximately 34% and 41%, and Panama for approximately 3% and 6% of our combined revenues in those years. Our tailored, high-end products are found on some of the world’s most distinctive properties, including the El Dorado Airport (Bogota), 50 UN Plaza (New York), Fordham University Law School (New York), Trump Tower (Panama), Brickell City Centre (Miami), and The Woodlands (Houston).

Tecnoglass.  Tecnoglass is a leading manufacturer of a variety of glass products installed primarily in commercial and residential buildings, including tempered safety, double thermo-acoustic and laminated glass. Tecnoglass products are installed in hotels, residential buildings, commercial and corporate centers, universities, airports and hospitals in a variety of applications such as floating facades, curtain walls, windows, doors, handrails, interior and bathroom spatial dividers. Approximately 57% of Tecnoglass products are supplied to ES for installation in various products that ES manufactures, with the balance of Tecnoglass products being sold to customers throughout North, Central and South America.

Tecnoglass also produces aluminum products such as profiles, rods, bars, plates and other hardware used in the manufacture of windows. In 2007, Tecnoglass established its Alutions plant in Barranquilla, Colombia for extrusion, smelting, painting and anodizing processes, and for exporting, importing and marketing aluminum products. The Alutions plant contributes more than 90% of the raw materials needed for production of Tecnoglass aluminum products

Glass Magazine ranked Tecnoglass as the second largest glass fabricator serving the U.S. market in 2013. We believe that it is the leading glass transformation company in Colombia, capturing 40% of the market share in the country.

ES.  ES is a leader in the production of high-end windows, with more than 29 years of experience in the glass and aluminum structure assembly market in Colombia. ES designs, manufactures, markets and installs architectural systems for high, medium and low rise construction, glass and aluminum windows and doors, office dividers and interiors, floating facades and commercial display windows.

ES has expanded its U.S. sales outside of the Florida market for windows, into the high-tech market for curtain walls, a product that is in high demand and represents a new trend in architecture, and floating facades. Due to the sophistication of these new products, ES believes that sales of curtain walls will generate higher margins as compared to traditional window frames from walls or floor to ceiling windows. Curtain walls produced by ES are composed of “high performance” materials that are produced by Alutions, the aluminum smelting plant, and Tecnoglass with state of the art technology.

Since 2004, we have a strategic commercial relationship with ES Windows LLC (“ESW LLC”), a Florida-based company partially owned by Christian T. Daes and José M. Daes, who are also our executive officers and directors. ESW LLC is a member of the American Architectural Manufacturers Association, a technical information center for the architecture industry with highest standards. ESW LLC sends project specifications and orders from its clients to ES, and in turn, receives pricing quotes from ES which are conveyed to the client.

In 2014, we established two entities in South Florida, Tecno LLC and Tecno RE, to acquire manufacturing and warehousing facilities, customer lists and exclusive design permits in order to support sales growth in the United States. We will continue to manufacture our products at our facilities in Barranquilla, Colombia while performing select manufacturing and light assembly in the U.S. to enhance client service and create certain cost efficiencies.

In Panama, ES sells products primarily to companies participating in large construction projects in the higher income areas of the city. ES products were supplied in the Soho Plaza, a complex of a shopping mall and two skyscrapers that brought in approximately $18 million in revenues to the Company since the inception of the contract in 2012.

See the section entitled “Business” beginning on page 32 of this prospectus for further information on our business.

Company Information

Our principal executive office is located at Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores Barranquilla, Colombia and our telephone number is (57)(5) 3734000. Tecnoglass and ES, each maintain websites at www.tecnoglass.com and www.energiasolarsa.com, respectively, that contain information about their operations, but that information is not part of this prospectus.

Background of this Prospectus

The securities offered hereby, and being registered on the registration statement, of which this prospectus forms a part, were acquired in different transactions since our inception and are being registered to satisfy certain contractual obligations described below.

Insider Shares

In connection with our formation, we issued 1,437,500 ordinary shares, the “insider shares,” for an aggregate purchase price of $25,000. In March 2012, the holders of these shares returned an aggregate of 287,500 ordinary shares to us at no cost for cancellation in connection with a change in the size of our initial public offering, so that immediately preceding our initial public offering, 1,150,000 insider shares were outstanding. Of these shares, 100,000 were cancelled on May 1, 2012 because the underwriters did not exercise their over-allotment option in full and 10,000 shares were transferred to third parties, resulting in an aggregate of 1,040,000 insider shares remaining outstanding.

We granted certain registration rights to the holders of the above-referenced insider shares. Accordingly, we are registering the resale of the 1,040,000 insider shares on the registration statement of which this prospectus forms a part.

Public Warrants

In our initial public offering, we sold 4,200,000 units, each unit consisting of one ordinary share and one warrant to purchase one ordinary share at a price of $8.00 per share. These units, and the ordinary shares and warrants underlying such units, were registered on the Registration Statement on Form S-1 (File No. 333-178061), declared effective March 16, 2012. The ordinary shares issuable upon exercise of the warrants were not registered at the time.

The warrants became exercisable on December 20, 2013 (the date of the consummation of our initial business combination). The public warrants are exercisable for cash, or on a “cashless basis,” all as more fully described in the section entitled “Description of Securities — Warrants” beginning on page 29 of this prospectus. However, no public warrants may be exercised for cash unless we have an effective registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares.

Under the terms of the warrant agreement governing the public warrants, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. Accordingly, we are registering the issuance of the 2,525,416 shares underlying such public warrants on the registration statement of which this prospectus forms a part.

Insider Warrants and Working Capital Warrants

In a private placement taking place simultaneously with the consummation of our initial public offering, we sold 4,800,000 insider warrants at a price of $0.50 per warrant to certain of the Selling Securityholders (of which 804,082 warrants were subsequently sold).

On May 20, 2013, the A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust, a trust of which our non-executive chairman of the board, his spouse and his descendants are beneficiaries, loaned us an aggregate of $100,000. The loan was evidenced by a promissory note that was non-interest bearing and payable at the consummation of our initial business combination. The principal balance of the note was convertible, at the holder’s option, at any time until the repayment in full of such note, into warrants at a price of $0.50 per warrant, or an aggregate of up to 200,000 warrants. The trust exercised its conversion right (which conversion was also approved by our shareholders at the meeting held on December 20, 2013 to approve the merger agreement), and was issued 200,000 working capital warrants, which were subsequently exercised on a cashless basis for 78,401 ordinary shares.

We granted certain registration rights to the holders of the above-referenced warrants. Accordingly, we are registering (A) the resale of 3,386,663 insider warrants and 3,386,663 ordinary shares underlying such warrants and (B) the issuance of the 4,533,529 ordinary shares underlying the insider warrants and working capital warrants on the registration statement of which this prospectus forms a part.

Unit Purchase Options

EarlyBirdCapital, Inc. (and its designees) purchased two unit purchase options from us in connection with our initial public offering. The first unit purchase option entitles the holder to purchase up to an aggregate of 400,000 units. EarlyBirdCapital, Inc. paid us $100 for the first unit purchase option. The units issuable upon exercise of the first unit purchase option are identical to those offered in our initial public offering. The first purchase option is exercisable for $11.00 per unit, and may be exercised on a cashless basis. The first purchase option became exercisable on December 20, 2013 (the date of the consummation of our initial business combination) and expires March 16, 2017.

The second purchase option entitles the holder to purchase up to 500,000 units. EarlyBirdCapital, Inc. paid us $500,000 for the second purchase option, or $1.00 per unit underlying each option. The units issuable upon exercise of the second purchase option are identical to those offered in our initial public offering, except that the warrants included in the units are not redeemable so long as they are held by EarlyBirdCapital, Inc. or its affiliates. The second purchase option is exercisable for $10.00 per unit, and may be exercised on a cashless basis. The second purchase option became exercisable on December 20, 2013 (the date of the consummation of our initial business combination) and expires March 16, 2017.

The first unit purchase option, the units and the ordinary shares and warrants issuable upon exercise of the first unit purchase option were registered on the Registration Statement on Form S-1 (File No. 333-178061), declared effective March 16, 2012. The second unit purchase option (and underlying securities) and the ordinary shares issuable upon exercise of the warrants underlying the first unit purchase option were not registered at the time.

We granted certain registration rights to the holders of the above-referenced unit purchase options. As of May 31, 2016 469,982 second unit purchase options and the underlying warrants have been exercised by the option holders. Accordingly, we are registering the resale of the 30,018 warrants and 30,018 ordinary shares underlying the second unit purchase option and the issuance of the 400,000 warrants and 800,000 ordinary shares underlying both unit purchase options on the registration statement of which this prospectus forms a part.

December 2013 Agreements

On December 19, 2013, we entered into subscription agreements with two investors pursuant to which such investors purchased an aggregate of 649,382 ordinary shares at a price of $10.18 per share, or an aggregate of $6,610,709. Additionally, the A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust transferred an aggregate of 608,796 insider warrants to these two investors. The sales pursuant to the subscription agreement, as well as the transfer of the insider warrants, were conditioned upon, and consummated after, the closing of the merger transaction with Tecnoglass Holding. Pursuant to these subscription agreements, we agreed to file a registration statement covering these securities within four months of the closing of our initial business combination and to use our best efforts to have such registration statement declared effective as soon as possible.

Also on December 19, 2013, we entered into an agreement with a third party shareholder pursuant to which the shareholder agreed to use commercially reasonable efforts to purchase up to 1,000,000 ordinary shares in the open market and agreed that it would not seek conversion or redemption of any such purchased shares in connection with the merger agreement. This holder and its affiliates purchased an aggregate of 985,896 ordinary shares pursuant to this agreement. Pursuant to the agreement, the A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust transferred to the holder and its affiliates an aggregate of 2,167,867 insider warrants. Additionally, EarlyBirdCapital transferred to the holder and its affiliates an aggregate of 88,731 of the unit purchase options described above. The transfer of these insider warrants and unit purchase options was conditioned upon, and consummated after, the closing of the merger transaction with Tecnoglass Holding.

We granted certain registration rights to the two investors and the third party shareholder and its affiliates related to the above-agreements. Accordingly, in addition to registering for resale all insider warrants (and underlying shares) and underlying securities of the second unit purchase options for resale and issuance as described above, we are also registering the resale of the 649,382 ordinary shares sold in this private placement on the registration statement of which this prospectus forms a part.

March 2014 Private Placement

On March 5, 2014, we entered into a subscription agreement with A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust, pursuant to which the Trust agreed to purchase an aggregate of 95,693 ordinary shares at an aggregate price of $1,000,000, or approximately $10.45 per share, representing a slight premium to the closing price of our ordinary shares immediately prior to the execution of the subscription agreement. The closing of the purchase took place on March 14, 2014. Such shares were subsequently transferred to Mr. Weil upon the trust’s liquidation.

We agreed to file a registration statement covering the resale of these shares by July 14, 2014 and accordingly, are registering the resale of the 95,693 ordinary shares sold in this private placement on the registration statement of which this prospectus forms a part.

Risks Affecting Our Company

In evaluating an investment in our securities, you should carefully read this prospectus and especially consider the factors discussed in the section titled “Risk Factors” commencing on page 8.

The Offering

Shares Offered by Selling Securityholders:
5,904,484(1)
Number of Ordinary Shares Outstanding:
27,916,071(2)
Warrants Offered by Selling Securityholders:
3,416,681(3)
Number of Warrants Outstanding:
6,716,161(4)
Use of Proceeds:
We will not receive any proceeds from the sale of the securities under this prospectus, although we could receive up to $33,525,960 upon the exercise of all of the insider warrants, up to $1,031,832 upon the exercise of all of the unit purchase options issued to the representative of the underwriters of our initial public offering and their designees, up to $772,256 upon the exercise of all of the warrants underlying such unit purchase options and up to $20,203,328 upon the exercise of the warrants issued in our initial public offering. As of May 31, 2016, 102,570 warrants issued in our initial public offering have been exercised for proceeds of $820,560. As of the same date, an additional 200,000 working capital warrants, 609,255 insider warrants and 1,572,014 warrants issued in our initial public offering have been exercised on a “cashless basis”, as more fully described in the section entitled “Description of Securities Warrants” beginning on page 29 of this prospectus. Any additional amounts we receive from such exercises will be used for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for further information on our use of proceeds from this offering.
Risk Factors:
You should carefully consider all of the information contained in, and incorporated by reference into, this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors,” beginning on page 8.
NASDAQ Capital Market Symbol for Ordinary Shares:
TGLS
OTC Pink Marketplace Symbol for Warrants
TGLSW

(1)	Includes an aggregate of 3,416,681 ordinary shares that may be issued to the Selling Securityholders upon exercise of insider warrants, working capital warrants and unit purchase options held by such holders, which shares, when issued, may also be sold by the Selling Securityholders pursuant to this prospectus.
(2)	Does not include (a) 2,525,416 ordinary shares issuable upon the exercise of remaining warrants issued in our initial public offering, (b) 193,064 ordinary shares underlying remaining unit purchase options issued in connection with our initial public offering, 133,028 shares of which may be sold pursuant to this prospectus by the Selling Securityholders upon exercise of such remaining unit purchase options, (c) 3,386,663 ordinary shares issuable upon the exercise of insider warrants, which shares may be sold pursuant to this prospectus by the Selling Securityholders upon exercise of such warrants or (d) 1,500,000 ordinary shares that may be issued to Energy Holding Corporation, the former shareholder of TG and ES, upon the attainment of certain financial and stock performance goals in accordance with the merger agreement.

(3)	Includes 30,018 warrants that may be issued to the Selling Securityholders upon exercise of unit purchase options held by such holders, which warrants when issued, may also be sold by the Selling Securityholders pursuant to this prospectus.
(4)	Does not include 96,532 warrants issuable upon the exercise of unit purchase options, of which 30,018 may be sold pursuant to this prospectus by the Selling Securityholders upon exercise of such unit purchase options.

RISK FACTORS

An investment in our securities involves significant risks. Before purchasing any securities, you should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors set forth below, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein or in the applicable prospectus supplement. Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks. The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of our ordinary shares and other securities and the loss of all or part of your investment.

Risks Related to Our Business Operations

We operate in competitive markets, and our business could suffer if we are unable to adequately address potential downward pricing pressures and other factors that may reduce operating margins.

The principal markets that our subsidiaries, Tecnoglass and ES, serve are highly competitive. Competition is based primarily on the precision and range of achievable tolerances, quality, price and the ability to meet delivery schedules dictated by customers. Our competition comes from companies of various sizes, some of which have greater financial and other resources than we do and some of which have more established brand names in the markets that we serve. Any of these competitors may foresee the course of market development more accurately than we will, develop products that are superior to ours, have the ability to produce similar products at a lower cost than us or adapt more quickly than we can to new technologies or evolving customer requirements. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce gross profit and net income. Accordingly, we may not be able to adequately address potential downward pricing pressures and other factors, which consequently may adversely affect our financial condition and results of operations.

Failure to maintain the performance, reliability and quality standards required by our customers could have a materially negative impact on our financial condition and results of operation.

We manufacture a significant portion of our products based on the specific requirements of our customers. If our products or services have performance, reliability or quality problems, or products are installed with incompatible glazing materials, we may experience additional warranty and service expenses, reduced or canceled orders, diminished pricing power, higher manufacturing or installation costs or delays in the collection of accounts receivable. Additionally, performance, reliability or quality claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could negatively affect our financial results.

The volatility of the cost of raw materials used to produce our products could materially adversely affect our results of operations in the future.

The cost of raw materials included in our products, including aluminum extrusion and polyvinyl butyral, are subject to significant fluctuations. A variety of factors over which we have no control, including global demand for aluminum, fluctuations in oil prices, speculation in commodities futures and the creation of new laminates or other products based on new technologies, impact the cost of raw materials which we purchase for the manufacture of our products. While we may attempt to minimize the risk from severe price fluctuations by entering into aluminum forward contracts to hedge these fluctuations in the purchase price of aluminum extrusion we use in production, substantial, prolonged upward trends in aluminum prices could significantly increase the cost of our aluminum needs and have an adverse impact on our results of operations. If we are not able to pass on significant cost increases to our customers, our results in the future may be negatively affected by a delay between the cost increases and price increases in our products. Accordingly, the price volatility of raw materials could adversely affect our financial condition and results of operations in the future.

We depend on third-party suppliers for our raw materials and any failure of such third-party suppliers in providing raw materials could negatively affect our ability to manufacture our products.

Our ability to offer a wide variety of products to our customers depends on receipt of adequate material supplies from manufacturers and other suppliers. It is possible in the future that our competitors or other suppliers may create products based on new technologies that are not available to us or are more effective than our products at surviving hurricane-force winds and wind-borne debris or that they may have access to products of a similar quality at lower prices. We do not have long-term contracts with the suppliers of our raw materials. Failures of third-party suppliers to provide raw materials to us in the future could have an adverse impact on our operating results or our ability to manufacture our products.

The home building industry and the home repair and remodeling sector are regulated and any increased regulatory restrictions could negatively affect our sales and results of operations.

The home building industry and the home repair and remodeling sector are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design and safety, construction, and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area. Increased regulatory restrictions could limit demand for new homes and home repair and remodeling products, which could negatively affect our sales and results of operations. We may not be able to satisfy any future regulations, which consequently could have a negative effect on our sales and results of operations.

Changes in building codes could lower the demand for our impact-resistant windows and doors.

The market for our impact-resistant windows and doors depends in large part on our ability to satisfy state and local building codes that require protection from wind-borne debris. If the standards in such building codes are raised, we may not be able to meet such requirements, and demand for our products could decline. Conversely, if the standards in such building codes are lowered or are not enforced in certain areas, demand for impact-resistant products may decrease. If we are unable to satisfy future regulations, including building code standards, it could negatively affect our sales and results of operations. Further, if states and regions that are affected by hurricanes but do not currently have such building codes fail to adopt and enforce hurricane protection building codes, our ability to expand our business in such markets may be limited.

Equipment failures, delays in deliveries and catastrophic loss at any of our manufacturing facilities could lead to production curtailments or shutdowns that prevent us from producing our products.

An interruption in production capabilities at any of our facilities because of equipment failure or other reasons could result in our inability to produce our products, which would reduce our sales and earnings for the affected period. In addition, we generally manufacture our products only after receiving the order from the customer and thus do not hold large inventories. If there is a stoppage in production at our manufacturing facilities, even if only temporarily, or if they experience delays because of events that are beyond our control, delivery times could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. If we experience plant shutdowns or periods of reduced production because of equipment failure, delays in deliveries or catastrophic loss, it could have a material adverse effect on our results of operations or financial condition. Further, we may not have adequate insurance to compensate for all losses that result from any of these events.

Our business involves complex manufacturing processes that may result in costly accidents or other disruptions of our operations in the future.

Our business involves complex manufacturing processes. Some of these processes involve high pressures, temperatures, hot metal and other hazards that present certain safety risks to workers employed at our manufacturing facilities. The potential exists for accidents involving death or serious injury. The potential liability resulting from any such accident, to the extent not covered by insurance, could cause us to incur unexpected cash expenditures, thereby reducing the cash available to operate our business. Such an accident could disrupt operations at any of our facilities, which could adversely affect our ability to deliver products to our customers on a timely basis and to retain our current business.

Our operations are located in Colombia, which may make it more difficult for U.S. investors to understand and predict how changing market conditions will affect our financial results.

Our operations are located in Colombia and, consequently, are subject to the economic, political and tax conditions prevalent in that country. The economic conditions in Colombia are subject to different growth expectations, market weaknesses and business practices than seen in the U.S. market. We may not be able to predict how changing market conditions in Colombia will affect our financial results.

Our net sales and operating profits may be difficult to predict and could fall below our expectations and those of securities analysts and investors, which likely would have an adverse effect on the market price of our securities.

Our net operating revenues and operating results may fall below provided guidance and the expectations of securities analysts or investors in future periods. Our annual net sales and operating results may vary depending on a number of factors, including, but not limited to, fluctuating customer demand, delay or timing of shipments, construction delays or cancellations due to lack of financing for construction projects or market acceptance of new products. Manufacturing or operational difficulties that may arise due to quality control, capacity utilization of our production equipment or staffing requirements may also adversely affect annual net sales and operating results. In addition, competition, including new entrants into Tecnoglass and ES’s markets, the introduction of new products by competitors, adoption of improved technologies by competitors and competitive pressures on prices of products and services, could adversely affect our annual net sales and operating results. Finally, our annual net sales and operating results may vary depending on raw material pricing, the potential for disruption of supply and changes in legislation that could have an adverse impact on labor or other costs. Our failure to meet net sales and operating result expectations would likely adversely affect the market price of our securities.

New construction remains below average levels, and repair and remodeling markets are still flat and such market pressures could negatively affect our results of operations.

The glass industry is subject to the cyclical market pressures of the larger new construction and repair and remodeling markets. In turn, these larger markets may be affected by adverse changes in economic conditions such as demographic trends, employment levels and consumer confidence. Any future downturn or any other negative market pressures could negatively affect our results of operations in the future.

We may be adversely affected by disruptions to our manufacturing facilities or disruptions to our customer, supplier or employee base.

Any disruption to our facilities resulting from weather-related events, fire, an act of terrorism or any other cause could damage a significant portion of our inventory, affect our distribution of products and materially impair our ability to distribute products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to customers during the time that it takes for us to reopen or replace a damaged facility. In addition, if there are disruptions to our customer and supplier base or to our employees caused by weather-related events, acts of terrorism or any other cause, our business could be temporarily adversely affected by higher costs for materials, increased shipping and storage costs, increased labor costs, increased absentee rates and scheduling issues. Any interruption in the production or delivery of our supplies could reduce sales of our products and increase costs.

The nature of our business exposes each of our subsidiaries to product liability and warranty claims that, if adversely determined, could negatively affect our financial condition and results of operations and the confidence of customers in our products.

Tecnoglass and ES are, from time to time, involved in product liability and product warranty claims relating to the products they manufacture and distribute that, if adversely determined, could adversely affect our financial condition, results of operations and cash flows. In addition, they may be exposed to potential claims arising from the conduct of homebuilders and home remodelers and their sub-contractors. We may not be able to maintain insurance on acceptable terms or insurance may not provide adequate protection against potential liabilities in the future. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and us.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation and any such liabilities or regulation may negatively affect our costs and results of operations in the future.

Tecnoglass and ES are subject to various federal, state and local environmental laws, ordinances and regulations. Although we believe that our facilities are in material compliance with such laws, ordinances and regulations, as owners of real property, Tecnoglass and ES can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. Remediation may be required in the future because of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions, or more stringent standards regarding existing residual contamination. Environmental regulatory requirements may become more burdensome, increase our general and administrative costs, and increase the risk that Tecnoglass and ES incur fines or penalties or be held liable for violations of such regulatory requirements.

Our success depends upon our ability to develop new products and services, integrate acquired products and services and enhance existing products and services through product development initiatives and technological advances; any failure to make such improvements could harm our future business and prospects.

We have continuing programs designed to develop new products and to enhance and improve our existing products. We are expending resources for the development of new products in all aspects of our business, including products that can reach a broader customer base. Some of these new products must be developed due to changes in legislative, regulatory or industry requirements or in competitive technologies that render certain of our existing products obsolete or less competitive. The successful development of our products and product enhancements are subject to numerous risks, both known and unknown, including unanticipated delays, access to significant capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products. The events could have a materially adverse impact on our results of operations.

Given the uncertainties inherent with product development and introduction, including lack of market acceptance, we cannot provide assurance that any of our product development efforts will be successful on a timely basis or within budget, if at all. Failure to develop new products and product enhancements on a timely basis or within budget could harm our business and prospects. In addition, we may not be able to achieve the technological advances necessary for us to remain competitive, which could have a materially negative impact on our financial condition.

We are dependent on sales to customers outside Colombia and any failure to make these sales may adversely affect our operating results in the future.

A significant portion of our sales is to customers outside Colombia, including to Panama and the U.S., and we expect sales in foreign markets to continue to represent a significant portion of our net sales. Foreign sales and operations are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, investments, property ownership rights, taxation, exchange controls and repatriation of earnings. Changes in the relative values of currencies occur from time to time and could affect our operating results. This risk and the other risks inherent in foreign sales and operations could adversely affect our operating results in the future.

We are dependent on certain key personnel, the loss of whom could materially affect our financial performance and prospects in the future.

Our continued success depends largely upon the continued services of our senior management and certain key employees. Each member of our senior management teams has substantial experience and expertise in his or her industry and has made significant contributions to our growth and success. We face the risk, however, that members of our senior management may not continue in their current positions and the loss of the services of any of these individuals could cause us to lose customers and reduce our net sales, lead to employee morale problems and the loss of other key employees or cause disruptions to production. In addition, we may be unable to find qualified individuals to replace any senior executive officers who leave the company.

Our results of operations could be significantly affected by foreign currency fluctuations and currency regulations.

About 33% of our revenues are priced and realized in the Colombian peso. Accordingly, we are subject to risks relating to fluctuations in currency exchange rates. In the future, and especially as we further expand our sales in other markets, our customers may increasingly make payments in non-U.S. currencies. Fluctuations in foreign currency exchange rates could affect our sales, cost of sales and operating margins. In addition, currency devaluation can result in a loss to us if we hold monetary assets in that currency. Hedging foreign currencies can be difficult and costly, especially if the currency is not actively traded. We cannot predict the effect of future exchange rate fluctuations on our operating results.

In addition, we are subject to risks relating to governmental regulation of foreign currency, which may limit our ability to:

•	transfer funds from or convert currencies in certain countries;
•	repatriate foreign currency received in excess of local currency requirements; and
•	repatriate funds held by foreign subsidiaries to the United States at favorable tax rates.

As we continue to increase our operations in foreign countries, there is an increased risk that foreign currency controls may create difficulty in repatriating profits from foreign countries in the form of taxes or other restrictions, which could restrict our cash flow.

We conduct all of our operations through our subsidiaries, and will rely on payments from our subsidiaries to meet all of our obligations and may fail to meet our obligations if our subsidiaries are unable to make payments to us.

We are a holding company and derive substantially all of our operating income from our subsidiaries, ES and TG. All of our assets are held by our subsidiaries, and we rely on the earnings and cash flows of our subsidiaries to meet our debt service obligations or dividend payments. The ability of our subsidiaries to make payments to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiaries, including their credit facilities, and the covenants of any future outstanding indebtedness we or our subsidiaries incur. If our subsidiaries ES and TG are unable to declare dividends, our ability to meet debt service or dividend payments may be impacted. The ability of our subsidiaries in Colombia to declare dividends up to the total amount of their capital is not restricted by current laws, covenants in debt agreements or other agreements.

Risks Related to Operations in Colombia

Economic and political conditions in Colombia may have an adverse effect on our financial condition and results of operations.

Our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely impact our financial condition and results of operations in the future. Colombia’s fiscal deficit and growing public debt could adversely affect the Colombian economy. The Colombian fiscal deficits as a percentage of GDP in the years 2011 through 2015 were 2.2%, 2.4%, 2.3%, 2.4% and 3.4%, respectively.

The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies the Colombian government will adopt and whether those policies would have a negative impact on the Colombian economy or on our business and financial performance in the future.

We cannot assure you as to whether current stability in the Colombian economy will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.

The Colombian government and the Central Bank may seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. Dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents, including Tecnoglass and ES. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years. We cannot assure you that measures adopted by the Colombian government and the Central Bank will suffice to control this instability. We cannot predict the effects that such policies will have on the Colombian economy. In addition, we cannot assure you that the Colombian peso will not depreciate relative to other currencies in the future, which could have a materially adverse effect on our financial condition.

Economic instability in Colombia could negatively affect our ability to sell its products.

A significant decline in economic growth of any of Colombia’s major trading partners — in particular, the United States, China, Brazil and Venezuela — could have a material adverse effect on each country’s balance of trade and economic growth. In addition, a “contagion” effect, where an entire region or class of investments becomes less attractive to, or subject to outflows of funds by, international investors could negatively affect the Colombian economy.

The 2008 global economic and financial crisis, which began in the U.S. financial system and spread to different economic sectors and countries around the world, had negative effects on the Colombian economy. During 2009, the economies of the United States and most major European countries contracted, which, in turn, affected the Colombian economy. The economic recovery in the U.S. since 2013 has been fragile and at lower rates than in the past recoveries. Several European Union countries have been obliged to severely reduce their public expenditures due to their high indebtedness, which has severely affected the Eurozone’s economic growth. The ability of governments and companies in certain countries, such as Greece, Italy, Portugal, and Spain to repay their debt obligations or remain in the euro currency system remains uncertain. In addition, certain events, such as the outbreak of civil and political unrest in several countries in Africa and the Middle East, including, Libya, Syria, Iraq, and Yemen, might further strain and adversely affect the global economy and the global financial system.

Even though exports from Colombia, principally petroleum and petroleum products, coffee and gold, have grown in recent years, fluctuations in commodity prices pose a significant challenges to their contribution to the country’s balance of payments and fiscal revenues. Unemployment continues to be high in Colombia compared to other economies in Latin America. Furthermore, recent political and economic actions in the Latin American region, including actions taken by the Argentine and Venezuelan governments, may negatively affect international investor perception of the region. We cannot assure you that growth achieved over the past decade by the Colombian economy will continue in future periods. The long-term effects of the global economic and financial crisis on the international financial system remain uncertain. In addition, the effect on consumer confidence of any actual or perceived deterioration of household incomes in the Colombian economy may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy and our financial condition.

Colombia has experienced and continues to experience internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to, drug traffickers. Even though the Colombian government’s “democratic security” program has reduced guerilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including our customers, employees, results of operations and financial condition. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to current peace negotiations, which may result in legislation that increases our tax burdens or that of other Colombian companies.

Tensions with Venezuela, Ecuador and Nicaragua may affect the Colombian economy and, consequently, our results of operations and financial condition in the future.

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners, have from time to time been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia, particularly on Colombia’s borders with Venezuela or Ecuador. In November 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone. Until then, Colombia had deemed this area as part of its own exclusive economic zone. A worsening of diplomatic relations between Colombia and Nicaragua involving the disputed waters could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which is detrimental to Colombian-owned interests in that country. Any future deterioration in relations with Venezuela, Ecuador and Nicaragua may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Government policies and actions, and judicial decisions, in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition in the future.

Our results of operations and financial condition may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies, including our subsidiaries. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that negatively affect our subsidiaries. Future governmental policies and actions, or judicial decisions, could adversely affect our results of operations or financial condition.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition in the future.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties. On December 26, 2012, the Colombian Congress approved a number of tax reforms that took effect on January 1, 2013. These changes include, among others, VAT rate consolidation, a reduction in corporate income tax, changes to transfer pricing rules, the creation of a new corporate income tax to pay for health, education and family care issues, modifications to the individual income tax rules, new “thin capitalization” rules and a reduction of social contributions paid by certain employees. In December 2014, the Colombian Congress approved a number of significant tax reforms that took effect on January 1, 2015. These changes include among others, the creation of a net wealth tax for tax years 2015 through 2017 for both domestic entities and foreign entities that hold any wealth in Colombia, the permanent establishment of the CREE tax created in the 2012 reform to pay for health, education and family care programs, a CREE surtax at varying rates for tax years through 2019, and the extension of the financial transactions tax through 2019. The tax reforms are likely to impose a greater tax burden on us in the future and likely decrease profits and net income. Additional details about the 2014 tax reform and its potential effects on our financial statements are further disclosed in the notes to our financial statements for the fiscal year ended December 31, 2015 included herein.

Natural disasters in Colombia could disrupt our business and affect our results of operations and financial condition in the future.

Our operations are exposed to natural disasters in Colombia, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Heavy rains in Colombia, attributable in part to the La Niña weather pattern, have resulted in severe flooding and mudslides. La Niña is a recurring weather phenomenon, and it may contribute to flooding, mudslides or other natural disasters on an equal or greater scale in the future. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse effect on its ability to conduct our businesses. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Risks Related to Us and Our Securities

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or substantial portions of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are largely governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our warrants and unit purchase options may be exercised, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our warrants are currently exercisable. As of May 31, 2016, there were warrants outstanding to purchase 6,716,161 ordinary shares. In addition, in connection with our initial public offering, we granted to the underwriters in the initial public offering (and their designees) options to purchase (i) at $11.00 per unit, an aggregate of 400,000 units, each consisting of one ordinary share and one warrant (exercisable at $8.00 per share) and (ii) at $10.00 per unit, an aggregate of 500,000 units, each consisting of one ordinary share and one warrant (exercisable at $8.00 per share). As of May 31, 2016, 96,532 unit purchase options remained outstanding, which options and warrants, if fully exercised, would result in an additional 193,064 shares to be issued and outstanding. To the extent our outstanding warrants and unit purchase options are exercised, additional ordinary shares of ours will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our financial reporting obligations as a public company will place a significant strain on our management, operational and financial resources, and systems for the near future. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than required of our subsidiaries as privately held companies in Colombia prior to the business combination in December 2013 and the registration of the securities in this prospectus. We may not be able to implement effective internal controls and procedures to detect and prevent errors in our financial reports, file our financial reports on a timely basis in compliance with SEC requirements, or prevent and detect fraud. Our management may not be able to respond adequately to changing regulatory compliance and reporting requirements. If we become an “accelerated filer” or a “large accelerated filer” as those terms are defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and no longer qualify as an “emerging growth company”, our auditors will be required to attest to our evaluation of internal controls over financial reporting. If we not able to adequately implement the requirements of Section 404 in a timely manner, we may not be able to assess whether internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence, the market price of our ordinary shares and our ability to raise additional capital.

We carried out an evaluation required by Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” as of December 31, 2015. Based on this evaluation, our principal executive officer and principal financial officer concluded that, because of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were not effective as of December 31, 2015. Notwithstanding the material weaknesses in our internal control over financial reporting as of December 31, 2015 described below, we believe the consolidated financial statements included in this prospectus are fairly stated in all material respects in accordance with generally accepted accounting principles in the United States of America for each of the periods presented herein. To address the material weaknesses in our internal control over financial reporting described below, we performed additional manual procedures and analysis and other post-closing procedures in order to prepare the consolidated financial statements included herein.

We have identified, as of December 31, 2015, the following material weaknesses in our internal control over financial reporting:

•	Entity-Level Controls — The Company has not finished the process of establishing the proper design of the Entity Level Controls which support the effectiveness of the internal control over financial reporting, therefore, certain deficiencies in these controls may not assure the proper control environment for risk and fraud management. Regarding the Information Technology General Controls (ITGC’s), we determined the designed controls did not operate effectively in order to prevent, detect and correct errors or prevent frauds within the Information Technology environment.
•	Financial Closing and Reporting Process — We have not implemented controls over the identification, accounting treatment classification and nature of non-routine, unusual transactions, inclusive of significant related party transactions and for policies related to management evaluation of certain accounting estimates. Specifically we determined several controls deficiencies that resulted in audit adjustments to the company’s consolidated financial statements regarding warrant liabilities, earnout shares, shipping costs, netting of deferred taxes, revenue from related parties, earnings per share calculations, cash flow statement preparation, sale leaseback transactions and the classification of debt instruments. The aforementioned transactions’ accounting treatment affected financial statements assertions such as completeness, accuracy, rights and obligations, cutoff and presentation and disclosure related to assets, liabilities, equity, revenues, operating and non-operating income and expense accounts. Regarding the basis for calculating diluted earnings per share, we did not adequately take into account the effect of dilutive earnout shares.

This registration statement does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this registration statement.

Remediation regarding the Revenue Recognition Material Weakness identified for the Fiscal Year Ended December 31, 2014

As of the fiscal year ended December 31, 2014, management identified some material weakness in our processes regarding Revenue Recognition.

In September of 2015, the Company implemented the required controls and additional procedures in order to improve the processes related to the Percentage of Completion Method, which allowed for a more accurate and reliable information. The Company’s remediation actions included:

•	Assurance of the Percentage of Completion Method completeness by validating the information source (i.e. contract price, initial estimated cost, period actual invoicing, accumulated invoicing, actual cost) contained in our Enterprise Resourse Planning (“ERP”). In addition, validation of changes in contract prices and costs.
•	Review of the projects advance with Project Managers and reconciling the costs recorded in our ERP.
•	Monthly comparison between actual costs and amounts recorded in our ERP and information oversight (i.e. accounts receivable, engineering, invoicing and finance) for performing the projects closing process in our ERP.
•	Once the Percentage of Completion Method is automatically calculated in our ERP, several manual controls were established for validating accuracy, completeness and cutoff.
•	Disclosures regarding revenue recognition are documented in a checklist approved by the Disclosure Committee.

The controls implemented through the remediation plan were validated by our Internal Control staff, as follows:

•	Comparison between the SAP Percentage of Completion calculation and the spreadsheet results.

•	Review of project advancement with Project Managers.
•	Validation of the journal entries approval by our CFO.
•	New projects’ accounting treatment review related to the Percentage of Completion Method.
•	Project closing review in our ERP.
•	Monitoring significant changes regarding the Percentage of Completion Method.

Remediation regarding the Entity Level Controls and ITGC’s Material Weakness identified for the Fiscal Year Ended December 31, 2015 and 2014

•	Created an internal control department with five experienced members who are now leading the SOX Compliance project and the internal audit procedures. Developed the internal audit plan for strengthening our control activities and therefore our Entity Level Controls.
•	Contracted a co-sourcing with Deloitte for identifying risks and implementing internal controls over financial reporting in order to become SOX compliant. As of December 31, 2015, a total of 256 SOX control were designed. Plan to start performing quarterly SOX control tests beginning in May 2016 in order to ensure that such controls are appropriately designed and effectively operating.
•	Created a Financial Reporting unit in the United States responsible for the SEC reporting process and implementing SOX controls related to financial reporting.
•	Trained our international finance and accounting personnel considering relevant topics under USGAAP based on the company’s transactions (i.e. revenue recognition, inventories, long-lived assets, financial instruments, deferred taxes, etc.).
•	Increased management oversight by creating a Disclosure Committee comprised of senior managers with responsibility for responding to issues raised during the financial reporting process and assessing disclosure completeness.
•	Performed the ERP users roles analysis, segregation of duties and the internal audit of the IT issues. In addition, key account processes such as Percentage of Completion (POC), Financial Instruments Management, depreciation and amortization and foreign exchange calculations were automated. Plan to acquire and implement a software for optimizing the Information Systems Access Management in April 2016. Regarding the Information Technology General Controls (ITGC’s), control operating effectiveness testing is planned to be performed quarterly beginning in May, 2016, in order to prevent, detect and correct errors or prevent frauds within the Information Technology environment.
•	Implemented a reporting channel (i.e. Web Case Management and Hotline) with NAVEX Global for reporting violations to our Code of Ethics. Established an ethics training for our personnel to begin in March 2016; furthermore, we will create a public reporting channel in case of ethical dilemmas so that our Corporate Governance may strengthen.

Financial Closing and Reporting:  We performed additional manual procedures and analysis such as validation of sources of information that impact our financial statements, the translation process into US GAAP and other post-closing procedures in order to prepare the consolidated financial statements and disclosures included in this registration statement. In addition, during the fourth quarter of 2015, implemented 34 SOX controls in order to comply with the aforementioned procedures, as follows:

•	Established formal procedures for appropriately performing the closing related activities, journal entries and accruals.
•	Implemented reconciliation processes for validating intercompany and related party transactions and key balance sheet accounts such as accounts receivable, inventories, property, plant and equipment, payroll, payables and debt.
•	Designed a formal review process for unusual transactions in order to determine the proper accounting treatment and developed procedures that improved the interim and annual financial statements review. Review and update the accounting policies that address the appropriate procedures for significant, non-routine, unusual, or complex events or transactions. Strengthen the process for reconciling and determining the appropriate recording for related party transactions.

The restatement of our historical financial statements has already consumed a significant amount of our time and resources and may have a material adverse effect on our business and stock price.

As described above, we have identified certain weaknesses in our internal controls over financial reporting. These weaknesses have contributed to our having to restate certain of our financial statements. The restatement process was highly time and resource-intensive and involved substantial attention from management and significant legal and accounting costs. Although we have now completed the restatements, we cannot guarantee that we will have no inquiries from the SEC or NASDAQ regarding our restated financial statements or matters relating thereto. Any future inquiries from the SEC as a result of the restatement of our historical financial statements will, regardless of the outcome, likely consume a significant amount of our resources in addition to those resources already consumed in connection with the restatement itself. Further, many companies that have been required to restate their historical financial statements have experienced a decline in stock price related thereto. Furthermore, there is no assurance that we won’t be required to restate our historical financial statements again in the future. Any such future restatement could have a material adverse effect on our operations and resources.

Our financial results may vary due to fluctuations in our earnout share and warrant liabilities.

Our financial results may vary due to fluctuations in our earnout share and warrant liabilities. Because our ordinary shares are publicly traded, these fluctuations are expected to increase or decrease significantly based on changes in the price of our ordinary shares. Accordingly, our financial results for any period should not be relied upon as indications of future operating performance.

NASDAQ may delist our ordinary shares from quotation on its exchange. Failure to maintain NASDAQ listing could limit investors’ ability to make transactions in our ordinary shares and subject us to additional trading restrictions.

Our ordinary shares are currently listed on NASDAQ. We may not be able to meet the continued listing requirements for our ordinary shares in the future. For instance, due to the financial restatement process described above, we were unable to timely file certain periodic reports with the SEC that resulted in NASDAQ issuing certain notices to us indicating we failed to meet NASDAQ’s continued listing requirements and were subject to possible delisting. Although we have since filed all required periodic reports, there is no assurance that we won’t fail to meet NASDAQ’s continued listing requirements in the future. Failure to meet the continued listing requirements could result in NASDAQ delisting our ordinary shares from trading on its exchange. If this should happen, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	a limited amount of news and analyst coverage for us; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

Our warrants were previously listed on NASDAQ but we were unable to meet certain continued listing requirements and NASDAQ delisted the warrants from trading on its exchange.

Risks Relating to the Offering

The market price for our shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;

•	conditions in the markets for our products;
•	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;
•	addition or departure of our senior management and key personnel; and
•	fluctuations of exchange rates between the Colombian Peso and the U.S. dollar.

Volatility in the price of our shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices have been and continue to be extremely volatile. Volatility in the price of our shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against such company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

If we do not pay dividends on our shares, shareholders may be forced to benefit from an investment in our shares only if those shares appreciate in value.

To date, we have not paid any dividends. In April 2014, we announced that we would be initiating quarterly dividends to our shareholders in an amount of $0.125 per quarter at a to-be-determined date. Notwithstanding this intention, the payment of dividends in the future will be entirely within the sole discretion of our board of directors at such times. Accordingly, we may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant. If we determine not to pay any dividends, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain one or more additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words or phrases “will likely result,” “management expects” or “we expect,” “will continue,” “is anticipated,” “estimated,” “believes,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “may,” or “should” or other variations or similar words are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved.

Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. In assessing forward-looking statements contained herein, readers are urged to carefully read those statements. Among the factors that could cause actual results to differ materially are: competition; business conditions and industry growth; rapidly changing consumer preferences and trends; general economic conditions; large variations in sales volume with significant customers; addition or loss of significant customers; continued compliance with government regulations; loss of key personnel; labor practices; product development; management of growth; increases of costs of operations or inability to meet efficiency or cost reduction objectives; timing of orders and deliveries of products; and foreign government regulations and risks of doing business abroad.

A description of key factors that have a direct bearing on our results of operations is provided above under “Risk Factors” beginning on page 8 of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the securities under this prospectus, although we could receive up to $33,525,960 upon the exercise of all of the insider warrants, up to $1,031,834 upon the exercise of all of the unit purchase options issued to the representative of the underwriters of our initial public offering and their designees, up to $772,256 upon the exercise of all of the warrants underlying such unit purchase options and up to $20,203,328 upon the exercise of the warrants issued in our initial public offering. As of May 31, 2016, 102,570 warrants issued in our initial public offering have been exercised for proceeds of $820,560. As of the same date, an additional 200,000 working capital warrants, 609,255 insider warrants and 1,572,014 warrants issued in our initial public offering have been exercised on a “cashless basis”, as more fully described in the section entitled “Description of Securities — Warrants” beginning on page 29 of this prospectus. Any additional amounts we receive from such exercises will be used for working capital and other general corporate purposes. The holders of the warrants are not obligated to exercise the warrants and we cannot assure you that the holders of the warrants will choose to exercise all or any of the warrants.

SELLING SECURITYHOLDERS

The Selling Securityholders may from time to time offer and sell any or all of our securities set forth below pursuant to this prospectus. When we refer to “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the Selling Securityholders’ interests in our securities other than through a public sale.

The following table sets forth, as of the date of this prospectus:

•	the name of the Selling Securityholders for whom we are registering shares and warrants for resale to the public,
•	the number of ordinary shares (including shares issuable upon exercise of warrants and unit purchase options, including the warrants underlying such unit purchase options) and warrants (including warrants issuable upon exercise of unit purchase options) that the Selling Securityholders beneficially owned prior to the offering for resale of the securities under this prospectus,
•	the number of ordinary shares and warrants that may be offered for resale for the account of the Selling Securityholders pursuant to this prospectus, and
•	the number and percentage of ordinary shares to be beneficially owned by the Selling Securityholders after the offering of the resale securities (assuming all of the offered shares and warrants are sold by the Selling Securityholders).

This table is prepared solely based on information supplied to us by the listed Selling Securityholders, any Schedules 13D or 13G and other public documents filed with the SEC and assumes the sale of all of the ordinary shares and warrants offered hereby.

	Ordinary Shares Beneficially Owned Prior to Offering		Shares Being Offered		Warrants Being Offered		Shares Underlying Warrants Being Offered	Ordinary Shares Beneficially Owned After Offering
Selling Securityholder(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(2)						Number of Shares Beneficially Owned		Percent of Shares
Martha L. Byorum(3)	190,000	*	190,000		110,000		110,000	—		—
Capital Advisory Partners L.A(4)	165,000	*	165,000		125,000		125,000	—		—
Eric Carrera	5,000	*	5,000		—		—	—		—
Child Trust f/b/o Francesca Weil u/a dated March 4, 2010(5)	253,000	*	253,000		—		—	—		—
Child Trust f/b/o Alexander Weil u/a dated March 4, 2010(5)	253,000	*	253,000		—		—	—		—
Graubard Miller(6)	150,000	*	150,000		150,000		150,000	—		—
Marjorie Hernandez	100,000	*	100,000		100,000		100,000	—		—
Eduardo Robayo(7)	165,000	*	165,000		125,000		125,000	—		—
Julio A. Torres(8)	104,836	*	104,836		—		—	—		—
Robert Stevens	6,000	*	6,000		—		—	—		—
B. Luke Weil(9)	618,307	2.2%	522,547					95,760	(11)		*
Nicholas B. Weil	78,401	*	78,401		—		—	—		—
EarlyBirdCapital, Inc.(10)	344,650	1.2%	344,650		—		—	—		—
Altairis Offshore Levered(11)	1,258,178	4.4%	1,258,178		608,796		608,796	—			*
The Cascade Fund LLLP/Ascent(12)	253,859	*	168,961	(18)	168,961	(19)	168,961	84,898	(20)		*
Hoak Public Equities, LP(13)	658,718	2.3%	650,228	(21)	638,647		638,647	8,490			*
Pinnacle Partners LLC(14)	883,268	3.1%	462,327	(22)	462,327	(23)	462,327	420,941	(24)	1.5%
Ptolemy Capital, LLC(15)	322,297	1.2%	212,831	(25)	209,118		209,118	109,466			*
The Red Oak Fund, LP(16)	1,969,021	6.9%	504,959	(26)	504,959	(27)	504,959	1,464,062	(28)	5.2%
J. Randall Waterfield(17)	702,328	2.5%	213,873		213,873		213,873	488,855		1.7%
A. Lorne Weil(29)	95,693	*	95,693		—		—	—			*

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of each of the individuals and entities is c/o Tecnoglass Inc., Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores Barranquilla, Colombia.

(2)	For purposes of calculating the percent of shares beneficially owned by each holder, the number of ordinary shares issuable upon the exercise of warrants and/or unit purchase options was included in the number of shares outstanding.
(3)	Ms. Byorum has served as one of our directors since November 2011.
(4)	Dr. Rudolf M. Hommes, who served on our board of directors from our inception until December 2013, is a partner and managing director for this Selling Stockholder. The business address for this Selling Stockholder is Carrera 10 No. 28-49, Torre A. Oficina 20-05, Bogota, Colombia.
(5)	Mr. John C. Novogrod and Mr. Richard Weil, trustees for this Selling Stockholder, share voting and dispositive power with respect to these securities.
(6)	Graubard Miller has served as our general counsel since our inception. David Alan Miller, Esq. exercises voting and dispositive power over securities held by such Selling Stockholder, as the firm’s managing partner.
(7)	Mr. Robayo served as one of our directors from our inception until December 2013. Mr. Robayo also served as co-chief executive officer from October 2011 to January 2013. The business address for this Selling Stockholder is Calle 100 No. 19-54/Bogotá, Colombia.
(8)	Mr. Torres has served on our board of directors since our inception. Mr. Torres also served as co-chief executive officer from October 2011 to January 2013.
(9)	Mr. Weil served as our chief executive officer from January 2013 until December 2013. He also served on our board of directors from September 2011 until March 2012.
(10)	EarlyBirdCapital, Inc. acted as representative of the underwriters for our initial public offering, as well as one of our investment bankers in connection our business combination with Tecnoglass Holding. The business address of EarlyBirdCapital, Inc. is 275 Madison Avenue, 27th Floor, New York, New York 10016. Steven Levine, chief executive officer of EarlyBirdCapital, Inc., has voting and dispositive power with respect to these securities.
(11)	The business address of this Selling Stockholder is 1 First Canadian Place, P.O. Box 150, Toronto, Ontario M5X1H3, Canada. Polar Securities, Inc. is the investment advisor with respect to the securities held by this Selling Stockholder, with voting and dispositive power over such securities.
(12)	The business address of this Selling Stockholder is 2810 N Speer Blvd., Denver, CO 80211. As Manager of the general partner of this Selling Stockholder, Charles Bernard exercises voting and dispositive power over such entity’s securities.
(13)	The business address of this Selling Stockholder is Reagan Place at Old Parkland, 3963 Maple Avenue, Suite 450, Dallas, TX 75219. J. Hale Hoak, president of Hoak & Co., which is the general partner of Hoak Fund Management LP, which is the general partner of this Selling Stockholder, has voting and dispositive power over securities held by this Selling Stockholder.
(14)	The business address of this Selling Stockholder is 2810 North Speer Boulevard, Denver, CO 80211. David Sandberg, as the controlling member of Red Oak Partners, LLC, which serves as a managing member of Pinnacle Partners LLC, the general partner of Pinnacle Opportunities Fund, LP, has voting and dispositive power over such entity’s securities.
(15)	The business address of this Selling Stockholder is c/o Freestyle Capital, 1250 Prospect St, Suite 200, La Jolla, CA 92037. This Selling Stockholder is managed by Ortelius, LLC, which is managed by Thomas Hagerty. Thomas Hagerty and Mitchell Otolski, as an agent, have voting and dispositive power over securities held by this Selling Stockholder.
(16)	The business address of this Selling Stockholder is 304 Park Avenue South, 11th Floor, New York, NY 10010. David Sandberg, as the controlling member of Red Oak Partners, LLC, which serves as the general partner of the Red Oak Fund, LP, has voting and dispositive power over such entity’s securities.
(17)	The business address of this Selling Stockholder is 4775 Collins Ave, #4401, Miami Beach, FL 33140.
(18)	Includes 3,757 ordinary shares underlying 3,757 unit purchase options (including the ordinary shares underlying the warrants included in the unit purchase options). Does not include ordinary shares underlying 3,005 unit purchase options and 3,757 ordinary shares underlying warrants included in 3,757 unit purchase options, which are not registered for resale pursuant to the registration statement of which this prospectus forms a part.
(19)	Includes 3,757 warrants underlying 3,757 unit purchase options. Does not include warrants underlying 3,005 unit purchase options, which are not registered for resale pursuant to the registration statement of which this prospectus forms a part.

(20)	Includes 6,010 ordinary shares underlying 3,005 unit purchase options (including the ordinary shares underlying the warrants included in the unit purchase options).
(21)	Includes 11,581 ordinary shares issued for unit purchase options and warrants underlying unit purchase options exercised by the Selling Securityholder, which are registered for resale pursuant to the registration statement of which this prospectus forms a part.
(22)	Includes 10,279 ordinary shares underlying 10,279 unit purchase options (including the ordinary shares underlying the warrants included in the unit purchase options). Does not include ordinary shares underlying 8,223 unit purchase options and 10,279 ordinary shares underlying warrants included in 10,279 unit purchase options, which are not registered for resale pursuant to the registration statement of which this prospectus forms a part.
(23)	Includes 10,279 warrants underlying 10,279 unit purchase options. Does not include warrants underlying 8,223 unit purchase options, which are not registered for resale pursuant to the registration statement of which this prospectus forms a part.
(24)	Includes 185,234 ordinary shares underlying warrants and 16,446 ordinary shares underlying unit purchase options (including the ordinary shares underlying the warrants included in the unit purchase options) not registered for resale pursuant to the registration statement of which this prospectus forms a part.
(25)	Includes 3,713 ordinary shares issued for unit purchase options and warrants underlying unit purchase options exercised by the Selling Securityholder, which are registered for resale pursuant to the registration statement of which this prospectus forms a part.
(26)	Includes 11,227 ordinary shares underlying 11,227 unit purchase options. Does not include ordinary shares underlying 8,982 unit purchase options and 11,227 ordinary shares underlying warrants included in 11,227 unit purchase options, which are not registered for resale pursuant to the registration statement of which this prospectus forms a part.
(27)	Includes 11,227 warrants underlying 11,227 unit purchase options. Does not include warrants underlying 8,982 unit purchase options, which are not registered for resale pursuant to the registration statement of which this prospectus forms a part.
(28)	Includes 216,560 ordinary shares underlying warrants and 17,964 ordinary shares underlying unit purchase options (including the ordinary shares underlying the warrants included in the unit purchase options) not registered for resale pursuant to this registration statement.
(29)	Mr. Weil has served as our Non-Executive Chairman of the Board since September 2011.

Each of the Selling Securityholders that is an affiliate of a broker-dealer has represented to us that it purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any agreements, understandings or other plans, directly or indirectly, with any person to distribute those shares.

Acquisition of Resale Securities

The securities offered for resale by the Selling Securityholders were acquired in different transactions since our inception described below.

Insider Shares

In connection with our formation, we issued 1,437,500 ordinary shares, the “insider shares,” for an aggregate purchase price of $25,000. An aggregate of 387,500 insider shares were returned to us for cancellation in connection with our initial public offering, resulting in an aggregate of 1,050,000 insider shares remaining outstanding.

The following Selling Securityholders acquired insider shares, which are included herein for resale, in connection with our formation: Martha Byorum, Capital Advisory Partners L.A., Eric Carrera, Child Trust f/b/o Francesca Weil u/a dated March 4, 2010, Child Trust f/b/o Alexander Weil u/a dated March 4, 2010, LWEH LLC, Eduardo Robayo, Julio A. Torres, Robert Stevens and B. Luke Weil. Except as described below, all insider shares were acquired in September and October 2011.

In January 2013, LWEH LLC distributed 30,000 of its insider shares to certain of its members as follows: 20,000 insider shares to Ms. Byorum, 3,000 insider shares to Mr. Carrera and 7,000 insider shares to Mr. Torres. Each of Ms. Byorum and Messrs. Carrera’s and Torres’ number of insider shares includes the insider shares acquired from LWEH LLC. Ms. Byorum received from another of the initial shareholders 20,000 insider shares as consideration of past and future advisory services to be performed by her related to such shareholder’s investment vehicles. LWEH LLC thereafter transferred its remaining 10,000 shares in December 2014 to two third parties.

Insider Warrants and Working Capital Warrants

In a private placement taking place simultaneously with the consummation of our initial public offering, we sold 4,800,000 insider warrants at a price of $0.50 per warrant. Each insider warrant is exercisable for $8.00 per share. The following Selling Securityholders acquired insider warrants included herein for resale (including the ordinary shares underlying such warrants) in such private placement: The A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust, Martha L. Byorum, Capital Advisory Partners L.A, Graubard Miller, Marjorie Hernandez, Eduardo Robayo, Julio A. Torres and B. Luke Weil.

On May 20, 2013, the Trust loaned us an aggregate of $100,000, evidenced by a convertible promissory note that was non-interest bearing and payable at the consummation of our initial business combination. The Trust exercised its conversion right (which conversion was also approved by our shareholders at the meeting held on December 20, 2013 to approve the merger agreement), and was issued 200,000 working capital warrants.

The A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust (“Trust”) purchased 3,250,000 insider warrants in the private placement; however, the Trust has since transferred all of these warrants (2,576,663 warrants as described below in the subsection entitled “December 2013 Agreements,” 200,000 warrants to Nicholas B. Weil as a gift in January 2014 and 473,337 warrants to Energy Holding Corp. in July 2014). Nicholas Weil subsequently exercised these warrants on a cashless basis and received 78,401 ordinary shares.

B. Luke Weil also transferred 315,745 warrants in July 2014.

Martha L. Byorum sold 15,000 warrants in August 2015.

Julio A. Torres exercised 125,000 warrants on a cashless basis in December 2015.

Unit Purchase Options

EarlyBirdCapital, Inc. (and its designees) purchased two unit purchase options from us in connection with our initial public offering. Only the securities underlying the second unit purchase option (500,000 ordinary shares, 500,000 warrants and 500,000 ordinary shares underlying these warrants) are included in this prospectus for resale. EarlyBirdCapital, Inc. paid us $500,000 for the second purchase option, or $1.00 per unit underlying each option. The second purchase option is exercisable for $10.00 per unit, and may be exercised on a cashless basis. The second purchase option became exercisable on December 20, 2013 (the date of the consummation of our initial business combination) and expires March 16, 2017.

EarlyBirdCapital, Inc. transferred 49,295 of such unit purchase options as described in the subsection entitled “December 2013 Agreements.” EarlyBirdCapital Inc. and two transferees subsequently exercised 469,802 of such unit purchase options on a cashless basis in the fourth quarter of 2015.

December 2013 Agreements

In December 2013, Altaris Offshore and Altaris Offshore Levered purchased from us in a private placement 649,382 ordinary shares at a price of $10.18 per share, or an aggregate of $6,610,709. Concurrently therewith, the Trust transferred an aggregate of 608,796 insider warrants to these two investors.

Also in December 2013 pursuant to an agreement entered into in connection with the merger, the Trust transferred an aggregate of 2,167,867 insider warrants to: The Cascade Fund LLP/Ascent, Hoak Public Equities, LP, Pinnacle Partners LLC, Ptolemy Capital, LLC, The Red Oak Fund, LP and J. Randall Waterfield. EarlyBirdCapital, Inc. transferred to such Selling Securityholders an aggregate of 49,295 of the unit purchase options described above, which are included in this prospectus for resale.

March 2014 Private Placement

In a private placement pursuant to a subscription agreement entered into on March 5, 2014, the A. Lorne Weil 2006 Irrevocable Trust-Family Investment Trust purchased 95,693 ordinary shares at an aggregate price of $1,000,000, or approximately $10.45 per share (which shares were subsequently transferred to Mr. Weil upon the trust’s liquidation).

PLAN OF DISTRIBUTION

We are registering the securities covered by this prospectus to permit the resale of these securities by the holders thereof from time to time after the date of this prospectus.

The Selling Securityholders may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	on an exchange distribution in accordance with the rules of the applicable exchange;
•	in privately negotiated transactions;
•	through short sales;
•	in sales pursuant to Rule 144;
•	by broker-dealers that may agree with the Selling Securityholders to sell a specified number of such shares at a stipulated price per share;
•	in a combination of any such methods of sale; and
•	by any other method permitted pursuant to applicable law.

If the Selling Securityholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The Selling Securityholders may also sell the securities short and deliver securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Securityholders may also loan or pledge ordinary shares to broker-dealers that in turn may sell such shares.

The Selling Securityholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any supplement or amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be Selling Securityholders for purposes of this prospectus.

The Selling Securityholders and any broker-dealer participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the securities. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We will pay all expenses of the registration of the securities, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify certain of the Selling Securityholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement for the insider securities and unit purchase option securities, or such Selling Securityholders will be entitled to contribution. We may be indemnified by certain of the Selling Securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Securityholders specifically for use in this prospectus or we may be entitled to contribution.

DESCRIPTION OF SECURITIES

Ordinary Shares

As of May 31, 2016, 27,916,071 ordinary shares are outstanding, held by 320 shareholders of record. Our shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

The ordinary shares are listed on the NASDAQ Capital Market under the symbol TGLS and traded on the Bolsa de Valores de Colombia under the symbol TGLSC. We cannot assure you that our ordinary shares will continue to be listed or traded on such exchanges as we might not in the future meet certain continued listing standards.

Warrants

Each public warrant entitles the registered holder to purchase one ordinary share at a price of $8.00 per share, subject to adjustment as discussed below. The warrants became exercisable on December 20, 2013 (the date of the consummation of our initial business combination). Warrants may be exercised for cash or, at the option of the holder, on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise; provided, however, that in the event the warrants are being called for redemption, the “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Notwithstanding the foregoing, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus, relating to such ordinary shares. The warrants expire December 20, 2016 (three years following the date of consummation of our initial business combination) at 5:00 p.m., New York City time.

The insider warrants are identical to the public warrants except that such warrants may be exercisable for cash even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates.

We may call the warrants for redemption (excluding the insider warrants and any warrants issued upon exercise of the second purchase option sold to EarlyBirdCapital, but including any warrants issued upon exercise of the first purchase option granted to EarlyBirdCapital), in whole and not in part, at a price of $0.01 per warrant,

•	at any time while the warrants are exercisable,
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder,
•	if, and only if, the reported last sale price of the ordinary shares (or the closing bid price of our ordinary shares in the event the ordinary shares are not traded on any specific trading day) equals or exceeds $14.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and

•	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.

If the number of outstanding ordinary shares is increased by a share dividend payable in ordinary shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase ordinary shares at a price less than the fair market value will be deemed a share dividend of a number of ordinary shares equal to the product of (i) the number of ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ordinary shares) multiplied by (ii) one (1) minus the quotient of (x) the price per ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for ordinary shares, in determining the price payable for ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. In addition, if we, at any time while the warrants are outstanding, pay a dividend or make a distribution in cash, securities or other assets to the holders of ordinary shares on account of such ordinary shares (or other shares into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of outstanding ordinary shares is decreased by a consolidation, combination, reverse shares split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse shares split, reclassification or similar event, the number of ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding ordinary shares. Whenever the number of ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of its outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. The warrant agreement provides for certain modifications to what holders of warrants will have the right to purchase and receive upon the occurrence of certain events, and that if more than 30% of the consideration receivable by the holders of ordinary shares in the applicable event is payable in the form of ordinary shares in the successor entity that is not listed for trading on a national securities exchange or on the OTC Bulletin Board, or is not to be so listed for trading immediately following such event, then the warrant exercise price will be reduced in accordance with a formula specified in the warrant agreement.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no public warrants will be exercisable and we will not be obligated to issue ordinary shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

The warrants are quoted on the OTC Pink marketplace under the symbol TGLSW.

Transfer Agent and Warrant Agent

The transfer agent for our ordinary shares and warrant agent for our warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

BUSINESS

Overview

We were originally formed under the name “Andina Acquisition Corporation” for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. On March 22, 2012, we consummated our initial public offering (the “IPO”), and on December 20, 2013, we consummated our initial business combination (the “Merger”), whereby our wholly-owned subsidiary merged with and into Tecnoglass Holding. As a result of the Merger, Tecnoglass Holding and its indirect, wholly-owned subsidiaries, Tecnoglass and ES, became our direct and indirect subsidiaries. Accordingly, the business of Tecnoglass Holding and its subsidiaries became our business. We are now a holding company operating through our direct and indirect subsidiaries.

The Merger was accounted for as a reverse acquisition with Tecnoglass Holding being considered the accounting acquirer in the Merger. For accounting and financial purposes, we were treated as the acquired company, and Tecnoglass Holding was treated as the acquiring company. Accordingly, historical information, including historical financial information and the historical description of our business, for periods and dates prior to December 20, 2013, include information for Tecnoglass Holding and its subsidiaries.

Our Business

General

We are a leading manufacturer of hi-spec, architectural glass and windows for the western hemisphere residential and commercial construction industries, operating through our direct and indirect subsidiaries. Headquartered in Barranquilla, Colombia, we operate out of a 2.8 million square foot vertically integrated, state-of-the-art manufacturing complex that provides easy access to the Americas, the Caribbean, and the Pacific.

We sell our products to more than 900 customers in North, Central and South America. The United States accounted for approximately 59% and 51% of our combined revenues in 2015 and 2014, while Colombia accounted for approximately 34% and 41%, and Panama for approximately 3% and 6% of our combined revenues in those years. Our tailored, high-end products are found on some of the world’s most distinctive properties, including the El Dorado Airport (Bogota), 50 UN Plaza (New York), Fordham University Law School (New York), Trump Tower (Panama), Brickell City Centre (Miami), and The Woodlands (Houston).

Tecnoglass.  Tecnoglass is a leading manufacturer of a variety of glass products installed primarily in commercial and residential buildings, including tempered safety, double thermo-acoustic and laminated glass. Tecnoglass products are installed in hotels, residential buildings, commercial and corporate centers, universities, airports and hospitals in a variety of applications such as floating facades, curtain walls, windows, doors, handrails, interior and bathroom spatial dividers. Approximately 57% of Tecnoglass products are supplied to ES for installation in various products that ES manufactures, with the balance of Tecnoglass products being sold to customers throughout North, Central and South America. In 2015 Tecnoglass established its Solartec plant, to produce low emissivity glass with high thermal insulation specifications using soft coat technology.

Tecnoglass also produces aluminum products such as profiles, rods, bars, plates and other hardware used in the manufacture of windows. In 2007, Tecnoglass established its Alutions plant in Barranquilla, Colombia for extrusion, smelting, painting and anodizing processes, and for exporting, importing and marketing aluminum products. The Alutions plant contributes more than 90% of the raw materials needed for production of Tecnoglass aluminum products.

Glass Magazine ranked Tecnoglass as the second largest glass fabricator serving the U.S. market in 2013. We believe that it is the leading glass transformation company in Colombia, capturing 40% of the market share in the country.

ES.  ES is a leader in the production of high-end windows, with more than 29 years of experience in the glass and aluminum structure assembly market in Colombia. ES designs, manufactures, markets and installs architectural systems for high, medium and low rise construction, glass and aluminum windows and doors, office dividers and interiors, floating facades and commercial display windows.

ES has expanded its U.S. sales outside of the Florida market for windows, into the high-tech market for curtain walls, a product that is in high demand and represents a new trend in architecture, and floating facades. Due to the sophistication of these new products, ES believes that sales of curtain walls will generate higher margins as compared to traditional window frames from walls or floor to ceiling windows. Curtain walls produced by ES are composed of “high performance” materials that are produced by Alutions, the aluminum smelting plant, and Tecnoglass with state of the art technology.

Since 2004, we have a strategic commercial relationship with ES Windows LLC (“ESW LLC”), a Florida-based company partially owned by Christian T. Daes and José M. Daes, who are also our executive officers and directors. ESW LLC is a member of the American Architectural Manufacturers Association, a technical information center for the architecture industry with highest standards. ESW LLC sends project specifications and orders from its clients to ES, and in turn, receives pricing quotes from ES which are conveyed to the client.

In 2014, we established two entities in South Florida, Tecno LLC and Tecno RE, to acquire manufacturing and warehousing facilities, customer lists and exclusive design permits in order to support sales growth in the United States. We will continue to manufacture our products at our facilities in Barranquilla, Colombia while performing select manufacturing and light assembly in the U.S. to enhance client service and create certain cost efficiencies.

In Panama, ES sells products primarily to companies participating in large construction projects in the higher income areas of the city. ES products were supplied in the Soho Plaza, a complex of a shopping mall and two skyscrapers that brought in approximately $18 million in revenues to the Company since the inception of the contract in 2012.

Competitive Strengths

Vertical Integration

We believe we are unique in vertically integrating the purchase of raw materials, the manufacture of glass and aluminum products and the subsequent production of customized glass and windows for architectural and industrial settings. By vertically integrating these functions, we are able to price our products competitively while maintaining strict quality control measures to guarantee the high quality of our products. Additionally, we benefit from significant advantages in efficiency and time-to-market for new or customized products. This vertically integrated model provides attractive margins with significant operating leverage.

Innovation

We have made significant investments in machinery and equipment in order to utilize the latest technology on our production lines, including a recently completed approximately $80.2 million capital investment in land, warehouses and state-of-the-art glass making equipment thereby expanding our manufacturing capacity. In August 2014, we entered into a contract to purchase equipment from Magnetron Sputter Vacuum Deposition to produce soft coated low emissivity glass as part of our improvements plan, which started production in the last quarter of 2015. The investment for this project is estimated at $45 million for the equipment and facilities.

Additionally, we purchased two glass laminating and tempering furnaces that use new technologies to produce tempered glass with no distortion using air cushion technology and to produce curved glass in a broad range of easily modifiable curvatures.

For certain of our products, we offer DuPont Sentryglass® laminated glass interlayers which are recognized as industry-leading laminated glass solutions with five times the resistance strength of other materials available on the market. We also use a laminator and jumbo tempering oven capable of producing extra-large slabs of laminated glass which are sought after in the high-end window market. These investments in machinery and equipment, together with our highly trained labor force, allow us to offer state-of-the-art custom designed products quickly modified to meet customer demands. We also have a staff of specialists dedicated to product design in order to meet customer specifications.

Superior Customer Service

In addition to manufacturing high quality products, our value proposition to our customers is based on industry-leading lead times, on-time delivery and superior after-sale support. Through the coordinated efforts of our sales teams, product specialists, and field service teams, we deliver high quality service to our customers, from the time the initial order is placed through the delivery and installation of our products. By providing an efficient flow of product from order through delivery, our manufacturing processes allow us to deliver made-to-order products consistently on time, which we believe is an important competitive strength.

Management Experience

José Daes, our chief executive officer, and Christian Daes, our chief operating officer, have more than 30 and 20 years of industry experience, respectively. In addition, our executive management teams have worked together for many years at our operating subsidiaries. This long tenure in the industry, and as a team, has enabled our management to build significant relationships with both clients and field level management. We believe that these relationships, coupled with management’s strong technical expertise, create a significant competitive advantage.

Location

Our headquarters and principal manufacturing facilities are located in Barranquilla, Colombia, which is strategically located near three major ports in Barranquilla, Cartagena and Santa Marta. These ports, which are only two hours’ drive from each other, provide us with sea access to all major markets globally.

High Barriers to Entry

Entry into many of the markets that we serve is limited due to the technical certifications required on high specification building projects. Our success is due in large part to the breadth of our product offering and our reputation for delivering high quality, made-to-order architectural glass on time. These factors are required to compete successfully for multimillion dollar projects typical of our business. Given the vertically-integrated nature of our operations, including the aluminum extrusion products provided by Tecnoglass, there is a more limited set of competitors and entry into these markets. In addition, the equipment needed to operate in the glass and window industry is expensive, requiring a significant upfront capital investment.

Competitive pricing

We offer our customers highly competitive prices due to efficiencies realized from vertical integration and low labor costs. These competitive advantages allow us great flexibility in pricing their components to be competitive in a variety of markets.

Strategy

We have identified the following items that we believe are important in advancing our business:

Continued investments in machinery and equipment with state-of-the-art technology

We have made investments of approximately $142.6 million since 2014, including $80.2 million in 2015 in state-of-the-art glass making equipment, the installation of new laminating lines, high-volume insulating equipment, a new aluminum extrusion press with the capacity for an additional one thousand tons per month, a new paint line with the capacity to treat one million pounds of aluminum per month, and a new aluminum foundry.

Development of additional high value products

We have a demonstrated track record of developing new products and will continue to focus on capitalizing on new product opportunities in the future. We constantly identify shifting global trends and growing marketplace needs, and design proposals to meet those needs. A feasibility and tuning program, including testing at specialized laboratories in the U.S., is carried out before marketing a new product. In 2014, we started producing architectural systems that integrate LED lighting allowing the façade of the building to display different colors and patterns.

Additionally, we are in the process of implementing new technologies to produce tempered glass that offers notably more transparency with significantly less distortion than industry standard using air cushion technology, as well as new technology used to produce curved glass in a broad range of easily modifiable curvatures.

Manufacture the highest quality products in the market through a rigorous quality assurance program

Our plants are organized internally by processes, each of which is independently and continually supervised by the Quality Assurance department. The Quality Assurance department maintains rigorous oversight over energy, water, recyclable waste and process optimization indicators, in order to produce high quality sustainable products. Approximately 30% of all our waste is recycled.

Continued vertical integration provides margin enhancement

We benefit from operating together under a combined facility, providing advantages in meeting customer and market needs and managing costs. By continuing to expand our degree of vertical integration, we can further enhance productivity, create cost efficiencies and increase operating margins.

Leverage strength in Colombia market to further penetrate Latin America

With a strong base in Colombia, we have already successfully expanded into nearby geographies. Our glass products are featured in major construction projects in Argentina, Aruba, Costa Rica, Panama and Puerto Rico. As the construction market throughout Latin America grows, we are positioned to capture new growth in the markets we have currently penetrated, as well as in new high growth countries.

Leverage strength in Florida market to further penetrate U.S.

We believe we have an established and leading presence in the Florida construction market as providers of high value, impact-resistant glass products. ES’s hurricane-proof products are certified in compliance with the stringent requirements of hurricane-proof windows in accordance with applicable U.S. regulations. With a quality of product proven by our success and compliance in the impact-resistant market, we have successfully entered the U.S. remodeling and replacement parts market. In addition, we have the opportunity to grow geographically in the U.S., particularly into other coastal markets on the East Coast which are affected by hurricanes, significant temperature fluctuations and other extreme weather.

Maintain fast and reliable delivery to customers due to strategic location

From the Port of Barranquilla, products can be transported to Panama by air in one hour and to Houston and Miami within two hours, within two days by sea to Panama and within four days by sea to Houston and Miami.

Penetrate additional markets

With a strong base in Colombia and Florida, we will seek to expand into further geographies, such as Asia and Europe. We believe the centralized location of the Port of Barranquilla will aid in our expanding into such new markets.

Products

TG manufactures and sells the following products:

Soft Coat Glass — manufactured by depositing metal particles on the surface of the glass inside a vacuum chamber. This product offers excellent thermal insulation designed to improve energy efficiency of buildings.

Laminated/Thermo-Laminated Glass — produced by bonding two glass sheets with an intermediate film in-between. As a safety feature, this product fractures into small pieces if it breaks

Thermo-Acoustic Glass — manufactured with two or more glass sheets separated by an aluminum or micro-perforated steel profile. This product has a double-seal system that ensures the unit’s tightness, buffering noise and improving thermal control. This product serves as an excellent noise barrier, which is used especially in zones close to airports, traffic or wherever there are unpleasant sounds.

Tempered Glass — glass subject to a tempering process through elevated temperatures resulting in greater superficial elasticity and resistance than conventional glass.

Silk-Screened Glass — special paint is applied to glass using automatic machinery and numerical control which ensures paint homogeneity and an excellent finish.

Curved Glass — produced by bending a flat glass sheet over a mold, using an automated heat process, which maintains the glass’ physical properties.

Digital Print Glass — digital printing allows any kind of appearance required by the client, offering versatility to projects.

TG’s aluminum products sold through its Alutions brand include bars, plates, profiles, rods and tubes used primarily in the manufacture of architectural glass settings including windows, doors, spatial separators and similar products.

ES manufactures and sells the following products:

Floating facades — act as a window screen hanging outside a building and are available in many technical specifications and profiles to define colors, thickness, glass types and finishes, and types of ventilation and design complements.

Windows and Doors — line of window and door products defined by the different types of glass finish, such as normal, impact resistant, hurricane-proof, safety, soundproof and thermal. Additionally, they are available in numerous structures, including fixed body, sliding windows, projecting windows, guillotine windows, sliding doors and swinging doors.

Commercial display windows — commercial and interior display windows with a broad range of profiles, colors and crystal finishes. Products combine functionality, aesthetics and elegance and are available in a broad range of structures and materials.

Hurricane-proof windows — combine heavy-duty aluminum or vinyl frames with special laminated glass to provide protection from hurricane-force winds up to 180 mph and wind-borne debris by maintaining their structural integrity and preventing penetration by impacting objects.

Automatic doors — exclusive representative in Colombia of Horton Automatics, a manufacturer of automatic doors including glass window systems.

Bathroom dividers — bathroom cubicle division systems, formed by combining glass panels, frames and doors.

Other — photovoltaic structures and other components of architectural systems.

Brands and Trademarks

Our brands include Tecnoglass, ES Windows and Alutions. Our registered trademarks include “Alutions by Tecnoglass” with the accompanying logo and “Alutions”. Tecnoglass and ES Windows are not registered as trademarks by us.

Sales, Marketing and Customer Service

Sales and marketing

Our sales strategy primarily focuses on attracting and retaining customers by consistently providing exceptional customer service, leading product quality, and competitive pricing. Our customers also value their shorter lead times, knowledge of building code requirements and technical expertise, which collectively generate significant customer loyalty. Our products are marketed using a combination of their internal sales representatives and independent sales representatives and directly to distributors. Our internal sales representatives receive performance-based compensation based on sales and profitability metrics. We primarily market our products based on product quality, outstanding service, shorter lead times and on-time delivery.

Customer Service

We believe that our ability to provide customers outstanding service quality serves as a strong competitive differentiator. Our customer relationships are established and maintained through the coordinated efforts of our sales and production teams. We employ a team of highly seasoned professionals devoted to addressing customer support with the goal of resolving any issue in a timely manner. In order to promote customer loyalty and employee development, we developed ES Windows University with the primary objectives of training employees to be aware of client and supplier needs and familiarizing them with our strategic goals in order to improve the competitiveness, productivity and quality of all products offered.

Working Capital Requirements

Trade accounts receivable is the largest component of working capital, including receivables relating to contractual retention amounts that can be outstanding throughout the project duration for large-scale architectural projects. Our inventory requirements are not significant since our products are made-to order rather than build-to-stock. As a result, inventory levels follow customer demand for products produced.

Customers

Our customers include architects, building owners, general contractors and glazing subcontractors in the commercial construction market. We have over 900 customers. Of our 100 most representative customers, which represent over 92% of our sales, about 33% are located in North America, 10% in Central America and the Caribbean, and 57% in South America. Excluding revenue from related parties, only one customer accounted for more than 10% or more of our net sales during 2015 or 2014 with 14% of sales during both 2015 and 2014.

Backlog

We had combined outstanding orders of $375 million as of December 31, 2015 as compared to $280 million as of December 31, 2014. We do not believe that backlog is indicative of our future results of operations or prospects. Although we seek commitments from customers well in advance of shipment dates, actual confirmed orders are typically not received until close to the required shipment dates.

Materials and Suppliers

Our primary manufacturing materials include glass, ionoplast, polyvinyl butyral, and aluminum and vinyl extrusions. Although in some instances we have agreements with our suppliers, these agreements are generally terminable by us or the supplier counterparties on limited notice. Typically, all of our materials are readily available from a number of sources, and no supplier delays or shortages are anticipated.

We source raw materials and glass necessary to manufacture our products from a variety of domestic and foreign suppliers. For the year ended December 31, 2015, no single supplier accounted for more than 10% of total raw material purchases.

Warranties

We offer product warranties which we believe are competitive for the markets in which our products are sold. The nature and extent of these warranties depend upon the product. Our standard warranties are generally from five to ten years for architectural glass, curtain wall, laminated and tempered glass, window and door products. Warranties are not priced or sold separately and do not provide the customer with services or coverages in addition to the assurance that the product complies with original agreed-upon specifications. In the event of a claim against a product for which we have received a warranty from the supplier, we transfer the claim back to the supplier. The Company evaluated historical information regarding claims for replacements under warranties and concluded that the costs that the Company have incurred in relation to these warranties have not been material.

Certifications

Among our many designations and certifications, Tecnoglass has earned the Miami-Dade County Notice of Acceptance (“NOA”), one of the most demanding certificates in the industry and a requirement to market hurricane-resistant glass in Florida. Tecnoglass’ products comply with Miami-Dade county’s safety code standards as its laminated anti-hurricane glass resists impact, pressure, water and wind. Tecnoglass is also the only company in Latin America authorized by PPG Industries and Guardian Industries to manufacture floating glass facades.

Our subsidiaries have received a number of other certifications from other national and international standard-setting bodies.

Tecnoglass Certifications include:

•	NTC-1578
•	ASTM E774 1997
•	ISO 9001: 2008 Certificate of Quality Assurance
•	ISO 14001: 2004 Certificate of Environmental Management
•	Safety Glazing Certification Council (SGCC) for tempered and laminated glass: ANZI
•	Z97 1-2004
•	International Glass Certification Council (IGCC) for insulated glass: ASTM E774 — 97
•	Pittsburgh Plate Glass (PPG) certified supplier
•	Member of ACOLVISE (Colombia Association of Safety Glass Transformers)

ES Certifications include:

•	NTC-ISO 9001: 2008 Certificate of Quality Assurance
•	NTC-ISO 14001: 2004 Certificate of Environmental Management
•	Member of the American Architectural Manufacturers Association (AAMA)
•	Complies with Miami-Dade County’s stringent safety code regulations for hurricane-proof windows

Competitors

We have local competitors in Colombia as well as competitors in the markets internationally, in each of the glass, aluminum and finished products sectors. Glass Tecnologia en Vidrios y Ventanas S.A., Arquicentro S.A., Aluminum Estructural S.A. and Ventanar Ltda, compete with us in the finished products market in Colombia. Apogee Enterprises, Inc., PGT, Inc. and WinDoor Inc. compete with us in the U.S. finished products market. Golden Glass Security, Vid-plex Universal S.A., Aluace Ltda and Laminados y Blindados compete with us locally in the glass and aluminum markets. Oldcastle, Inc., Trulite Inc., and PRL Glass Systems are among others that compete with us in the U.S. glass and aluminum products markets.

The key factors on which we and our competitors compete for business include: quality, price and reputation, breadth of products and service offerings, and production speed. We face intense competition from both smaller and larger market players who compete against us in our various markets including glass, window and aluminum manufacturing.

The principal methods of competition in the window and door industry are the development of long-term relationships with window and door distributors and dealers, and the retention of customers by delivering a full range of high-quality customized products on demand with short turnaround times while offering competitive pricing. The vertical integration of our operations, our geographic scope, low labor costs and economies of scale have helped our subsidiaries consolidate their leading position in Colombia and bolstered their expansion in the U.S. and other foreign markets.

Sales and Marketing

We employ a limited number of in-house sales employees. Most of our sales and marketing efforts are handled by area sales representatives who work on a commission basis.

We do not rely on significant traditional advertising expenditures to drive net sales. We have established and maintain credibility primarily through the strength of our products, our customer service and quality assurance, the speed at which we deliver finished products and the attractiveness of our pricing. Our advertising expenditures consist primarily of maintaining our subsidiaries’ websites.

Government Regulations

We are subject to extensive and varied federal, state and local government regulation in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety and fire codes. Additionally, certain of the jurisdictions in which we operate require that installation of doors and windows be approved by competent authorities that grant distribution licenses.

Although our business and facilities are subject to federal, state and local environmental regulation, environmental regulation does not have a material impact on our operations.

Research and Development

During the years ended December 31, 2015 and December 31, 2014, we spent approximately $2.0 and $1.3 million, respectively, in research and development.

Our commercial ally and related party in the United States, ES Windows LLC, bears significant costs related to the development of new products, since they pay for the external tests that need to be performed on our products in order to comply with strict building codes. ES Windows LLC is fully permitted to commercialize hurricane windows in the Miami-Dade County, Florida, which has one of the most demanding certifications in the world of window frames.

Employees

As of December 31, 2015, we had a total of 5,380 employees, with 3,251 employed by ES and 2,129 employed by Tecnoglass, none of whom is represented by a union. Most of our employees are hired through seven temporary staffing companies and are employed under one-year fixed-term employment contracts. Management believes it has good relations with our employees. We provide ongoing training programs to our employees through the self-established E.S. Windows University.

Company History

We were formed under the name “Andina Acquisition Corporation” as an exempted company incorporated in the Cayman Islands on September 21, 2011 in order to effect a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

In March, 2012, we closed our IPO of 4,200,000 units, with each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $8.00 per share, at an offering price of $10.00 per unit, generating total gross proceeds of $42,000,000. Simultaneously with the consummation of the IPO, we consummated a private placement of 4,800,000 warrants (“private warrants”) at a price of $0.50 per warrant and, to the underwriters, options to purchase an aggregate of 900,000 units at a price of $500,100, generating total proceeds of $2,900,100. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us were $43,163,000 of which $42,740,000 was deposited into a trust account. The remaining proceeds of $423,000 became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The IPO was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-178061), that became effective on March 16, 2012.

From the consummation of our IPO until August 17, 2013, we were searching for a suitable target business to acquire. On August 17, 2013, we entered into an agreement and plan of reorganization, pursuant to which agreement, as amended, we acquired Tecnoglass Holding, Tecnoglass and ES as direct and indirect subsidiaries. On December 20, 2013, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the Merger and other related proposals. On the same date, we closed the Merger and Tecnoglass Holding and its indirect, wholly-owned subsidiaries, Tecnoglass and ES, became our direct and indirect subsidiaries.

Tecnoglass Holding is a corporation formed under the laws of the Cayman Islands that was founded in 2014 in connection with the Merger. Tecnoglass is a corporation formed under the laws of Colombia that was founded in 1994 by Jose M. Daes, our Chief Executive Officer, and Christian T. Daes, our Chief Operating Officer. ES is a corporation formed under the laws of Colombia that was founded in 1984 by Jose M. Daes and Christian T. Daes.

At the closing of the Merger, 2,251,853 of the 4,200,000 public shares sold in our IPO were converted to cash at a conversion price of approximately $10.18 per share, or an aggregate of approximately $22.9 million of the approximately $42.7 million held in the trust account. As consideration for the Merger, we issued Energy Holding Corp., a holding company and sole shareholder of Tecnoglass Holding, of which former shareholders of Tecnoglass and ES are the sole shareholders, an aggregate of 20,567,141 ordinary shares, or approximately 87% of the outstanding ordinary shares. Pursuant to the agreement and plan of reorganization, we also issued to Energy Holding Corp. an additional 500,000 ordinary shares upon the achievement of specified EBITDA targets in the fiscal year ended December 31, 2014 and we will issue 1,000,000 ordinary shares upon achievement of specified EBITDA target in the fiscal year ended December 31, 2015. Additionally, Energy Holding Corp. also has the contractual right to receive an additional 1,500,000 ordinary shares, to be released upon the attainment of specified share price targets or targets based on our EBITDA in the fiscal year ending December 31, 2016.

In connection with the Merger, we changed our name to “Tecnoglass Inc.” We also changed our fiscal year end from February 28 to December 31 in order to coincide with the fiscal year end of Tecnoglass Holding and its subsidiaries.

In 2014, we established two entities in South Florida, Tecno LLC and Tecno RE, to acquire manufacturing and sales-related assets to support sales and customer service in the United States.

Additional Information About the Company

We maintain websites for our subsidiaries, TG and ES, which can be found at www.tecnoglass.com and www.energiasolarsa.com, respectively. Although we do not have a website dedicated to Tecnoglass Inc., the corporate filings of Tecnoglass Inc., including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, our proxy statements and reports filed by our executive officers and directors under Section 16(a) of the Securities Exchange Act, and any amendments to those filings, are available free of charge on the Investor Relations page of each of the subsidiary websites, which are updated as soon as reasonably practicable after we electronically file (or furnish in certain cases) such material with the Securities and Exchange Commission, and can also be found at the SEC’s website at http://sec.gov. We do not intend for information contained in either subsidiary website, including the Investor Relations pages, to be a part of this prospectus and registration statement. Also, the public may read and copy any materials the Company files with the SEC at the SEC’s public reference room at 100 F St NE, Washington D.C, 20549 or by calling 1-800-SEC-0330.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (or JOBS Act), and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. However, we have irrevocably opted not to take advantage of one such exemption which would have allowed us an extended transition period for complying with new or revised accounting standards. We are, and will continue to be, subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We could remain an emerging growth company until the last day of our fiscal year following March 22, 2017 (the fifth anniversary of the consummation of our initial public offering). However, if our non-convertible debt issued within a three-year period or our total revenues exceed $1 billion or the market value of our ordinary shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year.

PROPERTIES

We own and operate a 2.8 million square foot manufacturing complex located in Barranquilla, Colombia. This manufacturing campus houses a glass production plant, aluminum plant and window and facade assembly plant. The glass plant has four lamination machines with independent assembly rooms, six specialized tempering furnaces and glass molding furnaces, a computer numerical-controlled profile bending machine, as well as five silk-screening machines. The Alutions plant has an effective installed capacity of 1,000 tons per month and can create a variety of shapes and forms for windows, doors and related products. We also own three natural gas power generation plants with a capacity of 1,750 kilowatts each which supply the electricity requirements of the entire manufacturing complex and are supported by three emergency generators.

In December 2014, we acquired a 160,000 square foot manufacturing and warehousing facility in Miami-Dade County, Florida, United States. The facility houses manufacturing and assembly equipment, warehouse space, and administrative and sales offices.

We believe that our existing properties are adequate for the current operating requirements of our business and that additional space will be available as needed.

LEGAL PROCEEDINGS

TG is a named defendant in the matter of Diplomat Properties, Limited Partnership as assignee of Shower Concepts, Inc. versus Tecnoglass Colombia, S.A. et al., Case No. CACE 11-02811(09), 17th Judicial Circuit in and for Broward County, Florida. Plaintiff Diplomat Properties, Limited (“Diplomat”) has asserted a claim for indemnification against TG and Tecnoglass USA, a related party. The claim arises from the supplying of glass shower doors to a hotel/spa in Broward County, Florida. Specifically, in 2006, Diplomat commenced arbitration against Shower Concepts, Inc. seeking damages for breach of contract due to fractures in the installed glass shower doors. The claim was based upon a contract between Diplomat and Shower Concepts for the sale and installation of glass shower and bath doors to be used by Diplomat in hotel that it owned. Shower Concepts chose not to defend against the breach of contract claim and in 2007, the arbitrator rendered an award in the amount of approximately $2 million in favor of Diplomat and against Shower Concepts. The award was confirmed by the Circuit Court and, on July 23, 2008, a final judgment for breach of contract was entered against Shower Concepts. No appeal of the decision was made. On August 11, 2009, Shower Concepts assigned its rights under the contract to Diplomat. On November 9, 2011, Diplomat initiated the underlying action against the Tecnoglass entities and co-defendant, Guardian Industries Corp. The complaint asserted various claims which were dismissed with prejudice. The only remaining claim against the Tecnoglass entities is common law indemnification. TG denies liability and asserts that Shower Concepts was at fault and that as a joint tortfeasor, it cannot sue for indemnity. The claim was settled in December 2015 at no cost to the Company.

MARKET PRICE FOR OUR SECURITIES

Currently, our ordinary shares are listed on the NASDAQ Capital Market under the symbol TGLS, and our warrants are quoted on the OTC Pink marketplace under the symbol TGLSW. Effective January 6, 2016, the Company’s shares also commenced trading on the Bolsa de Valores de Colombia (“BVC”), the principal stock exchange of Colombia, under the symbol TGLSC. The listing of the Company’s shares on the BVC is secondary to the primary listing on the NASDAQ Market. No new shares were issued in connection with the admission to trading on the BVC.

Until January 2014, our warrants were listed on the NASDAQ Capital Market. Prior to the Merger, the trading symbols of our ordinary shares and warrants were ANDA and ANDAW, respectively. From March 2012 through November 2013, our units, sold in our IPO and described elsewhere in this prospectus, were traded on the NASDAQ Capital Market under the symbol ANDAU. However, as a condition to the Merger, we separated the units into their component securities (one ordinary share and one warrant) on a mandatory basis and the units ceased public trading.

The following table sets forth the high and low sales prices for our ordinary shares and warrants for the periods indicated since our ordinary shares and warrants commenced trading on May 10, 2012.

	Ordinary Shares		Warrants
Period	High	Low	High	Low
Fiscal 2016:
Second Quarter*	$12.49	$10.25	$4.58	$3.30
First Quarter	$14.30	$9.82	$5.95	$3.01
Fiscal 2015:
Fourth Quarter	$15.59	$13.05	$9.00	$5.02
Third Quarter	$15.95	$12.39	$5.96	$4.27
Second Quarter	$13.74	$8.50	$5.00	$2.05
First Quarter	$10.73	$9.16	$2.75	$2.20
Fiscal 2014:
Fourth Quarter	$12.00	$9.80	$3.44	$2.10
Third Quarter	$12.29	$10.70	$4.15	$3.06
Second Quarter	$15.00	$10.20	$4.85	$2.20
First Quarter	$11.15	$8.50	$2.95	$1.08

*	Through June 17, 2016.

Holders

As of May 31, 2016, there were 320 holders of record of our ordinary shares and 14 holders of record of our warrants.

DIVIDEND POLICY

We have not paid any dividends on our ordinary shares to date. On April 14, 2015, our Board of Directors authorized the payment of regular quarterly dividends to holders of our ordinary shares at a quarterly rate of $0.125 per share (or $0.50 per share on an annual basis). The Board of Directors subsequently approved an Exchange Offer as amended to exchange all of our outstanding warrants in exchange for ordinary shares at conversion ratio of 2.3 warrants in exchange for one ordinary share (subsequently amended to 2.5 warrants for one ordinary share). The Exchange Offer will remain open for a period of at least 30 business days once exchange documentation is sent to warrant holders and the first quarterly dividend payment will be made to shareholders of record 15 days after the end of the Exchange Offer.

The payment of any dividends is ultimately within the discretion of our Board of Directors. The payment of dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and our general financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and notes to those statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see the section entitled “Forward-Looking Statements and Introduction” in this prospectus.

Overview

We are a holding company operating through our wholly-owned subsidiaries: TG, which manufactures, transforms, markets and exports a variety of glass products since 1994 and established the Alutions plant in 2007 for aluminum products, and ES, a leader in the production of high-end windows and architectural glass systems. We have more than 30 years’ experience in the glass and aluminum structure assembly market in Colombia.

We manufacture hi-specification architectural glass and windows for the global residential and commercial construction industries. Currently we offer design, production, marketing, and installation of architectural systems for buildings of high, medium and low elevation size. Products include windows and doors in glass and aluminum, floating façades, office partitions and interior divisions, and commercial window showcases.

In recent years, we have expanded our US sales outside of the Florida market, entering into high-tech markets for curtain walls, obtaining a niche market access since this product is in high demand and marks a new trend in architecture. This product is a very sophisticated product and therefore garners high margins for us. These products involve high performance materials that are produced by Alutions and TG with state of the art technology.

In Panama, ES sells products primarily to companies participating in large construction projects in the higher income areas of the city. ES products were supplied in the Soho Plaza, a complex of a shopping mall and two skyscrapers that brought in approximately $18 million in revenues to the Company since the inception of the contract in 2012.

How We Generate Revenue

TG manufactures both glass and aluminum products. Its glass products include tempered glass, laminated glass, thermo-acoustic glass, curved glass, silk-screened glass, and digital print glass as well as mill finished, anodized, painted aluminum profiles and produces rods, tubes, bars and plates.

Window production lines are defined depending on the different types of windows: normal, impact resistant, hurricane-proof, safety, soundproof and thermal. ES produces fixed body, sliding windows, projecting windows, guillotine windows, sliding doors and swinging doors. ES produces façade products which include: floating facades, automatic doors, bathroom dividers and commercial display windows.

TG sells to over 400 customers using several sales teams based out of Colombia to specifically target regional markets in South, Central and North America. TG has sales representatives in the United States to address that market specifically. In addition, TG has approximately 10 free-lance sales representatives in North America.

ES sells its products through four main offices/sales teams based out of Colombia, Panama and the US. The Colombia sales team is our largest sales group, which has deep contacts throughout the construction industry. The Colombia sales team markets both ES’s products as well as installation services. The Peruvian office is responsible for South American sales, excluding Colombia. Sales forces in Panama and in the US are not via subsidiaries but under agreements with sales representatives. ES has two types of sales operations: Contract sales, which are the high-dollar, specifically-tailored customer projects; and Standard Form Sales.

Liquidity

As of March 31, 2016 and December 31, 2015, we had cash and cash equivalents of approximately $18.2 million and $18.5 million, respectively. We expect that cash flow from operations, proceeds from borrowings under our lines of credit and the proceeds from the merger will be our primary sources of liquidity and will be sufficient to fund our cash requirements for the next twelve months.

On January 7, 2016, we entered into a $109.5 million, seven-year senior secured credit facility. Proceeds from the new facility were used to refinance $83.5 million of existing debt, with the remaining $26.0 million available to us for capital expenditures and working capital needs. Approximately $51.6 million of the new facility was used to refinance current borrowings into long term debt. Our consolidated balance sheet as of December 31, 2015 reflects the effect of this refinance of our current portion of long term debt and other current borrowings into long term debt based on our intent as of that date. The new facility features two tranches, including one tranche denominated in USD representing 71% of the facility and another tranche denominated in Colombian Pesos (COP) representing the remaining 29%. Borrowings under the facility will bear interest at a weighted average interest rate of 7% for the first year, and thereafter at a rate of LIBOR plus 5.25% and DTF (Colombian index) plus 5.00% for the respective USD and COP denominated tranches.

Additionally, until the redemption of certain warrants and unit purchase options or their expiration in December 2016, we could receive up to $55.6 million from the exercise of warrants and unit purchase options comprised of: up to $33.5 million upon the exercise of all of the insider warrants and working capital warrants, up to $1.0 million upon the exercise of the unit purchase options, up to $0.8 million upon the exercise of the warrants underlying such unit purchase options and up to $20.3 million upon the exercise of the warrants issued in our IPO. As of March 31, 2016, 102,570 warrants have been exercised for proceeds of $0.8 million. During the three months ended March 31, 2016, there were no warrants exercised for cash.

Capital Resources

We transform glass and aluminum into high specification architectural glass which requires significant investments in state of the art technology. During the years ended December 31, 2015 and 2014, we made investments primarily in building and construction, and machinery and equipment in the amount of $80.2 million and $56.6 million, respectively.

In August 2014, we entered into a contract to purchase equipment from Magnetron Sputter Vacuum Deposition to produce soft coated low emissivity glass as part of our improvements plan that entered production in the last quarter of 2015. The investment for this project is estimated at $45 million for the equipment and facilities, financed primarily with a credit facility with an export credit guarantee by the German Federal Government.

During the quarter ended in March 31, 2016, we made significant capital expenditures of approximately $6.9 million. This includes approximately $2.5 million of construction of a new warehouse and improvements to the plant and office buildings and approximately $3.9 million in several pieces of machinery and equipment.

Results of Operations

Comparison of quarterly periods ended March 31, 2016 and March 31, 2015

	(in thousands)
	Three Months Ended March 31,
	2016	2015
Operating revenues	$60,903	$52,043
Cost of sales	37,694	33,433
Gross profit	23,209	18,610
Selling, general and administrative expenses	11,717	10,608
Operating income	11,492	8,002
Change of fair value of warrant liability	5,911	5,078
Change in fair value of earnout share liability	3,704	1,981
Non-operating (loss) income, net	(676)	3,725
Interest expense	(3,124)	(2,152)
Income tax provision	(3,643)	(4,772)
Net income	$13,664	$11,862

Revenue

The Company’s net operating revenues increased $8.9 million or 17% from $52.0 million to $60.9 million for the quarterly period ended March 31, 2016 compared the quarterly period ended March 31, 2015.

Sales in the U.S. market for the quarterly period ended March 31, 2016 increased $5.5 million or 17% compared to the quarterly period ended March 31, 2015. The Company’s sales in the American market continue to grow primarily in the South Florida region, where the Company has historically had a stronger presence as a supplier of windows and doors for high-rise buildings. Sales in the Colombian market increased $1.2 million, or 7% in spite of having grown 41% in terms of local currency but exchange rates were unfavorable during the period. Sales to Panama increased $1.4 million, from $1.5 million during the three months ended March 31, 2015 to $2.9 million during the three months ended March 31, 2016.

Gross Profit Margin

Sales margins, calculated by dividing the gross profit by operating revenues, increased from 35.8% to 38.1% in the quarterly periods ended March 31, 2016 and 2015. We believe this is the result of a combination of favorable exchange rates for fixed costs in Colombian pesos, as well as a higher degree of vertical integration in which more Company products are used as raw materials to manufacture other finished goods. The amount of Company products used to manufacture other products increased from 25% of total consolidated sales during the quarterly period ended March 31, 2015 to 33% during the quarterly period ended March 31, 2016.

Operating Expenses

Selling, general and administrative expenses increased 10% from $10.6 million to $11.7 million, or in the quarterly period ended March 31, 2016 when compared to the quarterly period ended March 31, 2015. The increase was primarily the result of a $0.7 million increase in shipping expense as sales to distant markets increase, a $0.3 million increase in a Colombian tax on financial transactions associated in part with the disbursements and repayments of the syndicate loan mentioned above in the liquidity section of this discussion, and other smaller increases offset by small decreases, such as amortization expense, which decreased $0.3 due to some of the Company’s NOAs being fully amortized.

Change in Fair Value of Warrant Liability

An non-cash, non-operating gain of $5.9 million arose from the increase in the fair value of the warrant liability in the three-month period ended March 31, 2016 amounting to $25.1 million which represents 7% of total assets, relative to its fair value at December 31, 2015, which amounted to $31.2 million, or 10% of total assets.. The fair value of the warrants liability changes in response to market factors not directly controlled by the Company such as the market price of the Company’s shares and the volatility index of comparable companies. There are no income tax effects as the Company is registered in the Cayman Islands. See the footnotes to the interim condensed consolidated financial statements.

Change in Fair Value of Earnout Share Liability

A non-cash, gain of $3.7 million arose from the decrease in the fair value of the earnout share liability in the three-month period ended March 31, 2016 amounting to $30.5 million which represents 8% of total assets, relative to its fair value at December 31, 2015, which amounted to $34.2 million, or 11% of total assets. The fair value of the warrants liability changes in response to market factors not directly controlled by the Company such as the market price of the Company’s shares and the volatility index of comparable companies. There are no income tax effects as the Company is registered in the Cayman Islands. See the footnotes to the interim condensed consolidated financial statements.

Non-Operating (Loss) Income, Net

During the three months ended March 31, 2016 the Company reported net non-operating loss of $0.7 million comprised of $0.7 million income from rental income, gain on sale of scrap materials and interest income offset by a net loss of $1.3 million in foreign currency transactions, compared with net non-operating income of $3.7 million during the same period of 2015, primarily comprised of net foreign currency transaction gains of $3.5 million.

Comparison of years ended December 31, 2015 and December 31, 2014

Restatement

The accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement adjustments made to the previously reported Consolidated Financial Statements for the year ended December 31, 2014. For additional information and a detailed discussion of the restatement, see Note 2, “Restatement” to the Notes to our consolidated financial statements included in this prospectus.

	(in thousands)
	Year Ended December 31,
	2015	2014 (Restated)*
Net operating revenue	$238,833	$197,452
Cost of sales	153,252	131,156
Gross profit	85,581	66,296
Operating expenses	46,499	39,064
Operating income	39,082	27,232
Change of fair value of warrant liability	(24,901)	(1,711)
Change in fair value of earnout share liability	(10,858)	(10,807)
Non-operating income, net	13,877	12,235
Interest expense	(9,274)	(8,900)
Income tax provision	(20,691)	(8,538)
Net (loss) income	$(12,765)	$9,511

(*)	The data presented represents financial data on a restated basis. For more information on the restatement, see Note 2, “Restatement” to the Notes to our consolidated financial statements included in this prospectus.

Revenue

Our operating revenue increased from $197.5 million in 2014 to $238.8 million in 2015, or 21%. The increase mostly was driven by planning strategies designed to increase participation in the U.S. market.

The increase is partially due to high quality, reliability, and competitive prices which allowed us to further penetrate our existing markets and sell a larger volume of Company products. Sales in the U.S. market accounted for a $40.2 million increase, which represents 39.6% as compared to 2014. The increase is also partially due to a diversification of markets within the country since our sales in the U.S. have historically been in the South Florida region where sales continue to increase significantly, but have also expanded to other regions of the United States. Sales to the US markets include, in average, more sophisticated products than the other markets in which the Company participates which also makes them higher priced products. Sales in Colombia, priced in Colombian pesos, increased by $1.2 million, or approximately 2%, however, in terms of local currency represented a 39% increase, offset by unfavorable exchange rates. Sales in Panama decreased by $4.0 million, or 35%, and sales to other territories increased by $4.0 million, which represents a 90% increase.

Cost of Sales and Gross Profit Margins

Cost of sales increased $22.1 million or 17% from $131.2 million during the year ended December 31, 2014 to $153.3 million during the year ended December 31, 2015, below the growth in the Company’s operating revenue. Sales margins calculated by dividing the gross profit by operating revenue increased from 34% to 36% between the years ended December 31, 2014 and 2015, respectively. We believe this is the result of a combination of favorable exchange rates for fixed costs in Colombian pesos, as well as a higher degree of vertical integration in which more Company products are used as raw materials to manufacture other finished goods. The amount of Company products used to manufacture other products increased from 27% of total consolidated sales during the year ended December 31, 2014 to 29% during the year ended December 31, 2015.

Operating Expenses

Selling, general and administrative expenses increased 19%, or $7.4 million, from the year ended December 31, 2014 to December 31, 2015. The principal factors of this increase were an increase of $2.1 million in shipping expense as sales to more distant markets increase, $1.4 million in sales commissions as part of our efforts to increase sales in the United States, $1.3 million bad debt write-offs and a Capital Tax levied on the Colombian subsidiaries in the Colombian tax reform of December 2014 that amounted to $0.9 million in 2015. Additionally, there were smaller increases of $0.8 million in higher depreciation and amortization, primarily for assets acquired during 2014 from RC Aluminum and Glasswall LLC, an increase in consulting fees of approximately $0.6 million as well as $0.5 million higher publicity related expenses and other small increases partially offset with decreases of Colombian Peso denominated expenses, such as personnel which decreased approximately $0.3 million due to favorable exchange rates, in spite of there being 255 more employees hired.

Change in Fair Value of Warrant Liability

We incurred a non-cash, non-operating loss of $24.9 million in the year ended December 31, 2015 due to the increase in the fair value of warrants relative to their last reported fair value at December 31, 2014. The fair value of the warrants changes in response to market factors not controlled by us such as the market price of our shares and the volatility index of comparable companies. There are no income tax effects of this warrant liability due to our company being registered in the Cayman Islands. Management does not consider the effects of the change in the fair value of the warrants to be indicative of our ongoing operating performance.

Change in Fair Value of Earnout Share Liability

We incurred a non-cash, non-operating loss of $10.9 million in the year ended December 31, 2015 due to the increase in the fair value of earnout share liability relative to their last reported fair value at December 31, 2014. The fair value of the earnout shares changes in response to market factors such as the market price of our shares and the volatility index of comparable companies and the Company’s forecasted EBITDA. There are no income tax effects of this earnout liability due to our company being registered in the Cayman Islands. Management does not consider the effects of the change in the fair value of the earnout shares to be indicative of our ongoing operating performance.

Interest Expense

Between the years ended December 31, 2015 and 2014, interest expense increased by $0.4 million, or approximately 4%, from $8.9 million to $9.3 million as our debt increased from $94.2 million as of December 31, 2014 to $138.4 million in December 31, 2015.

Non-Operating Income

Non-operating income increased $1.7 million, from $12.2 million in the year ended December 31, 2014 to $13.9 million in the year ended December 31, 2015, primarily as a result of an increase in financial revenues of $1.1 million comprised of interest income on receivable, as well as recoveries of scrap materials of $0.5 million. Non-Operating Income is comprised mostly of foreign currency transaction gains which amounted to $10.1 million and $10.8 million during the year ended December 31, 2015 and 2014, respectively, related to the Company’s Colombian subsidiaries ES and TG which have the Colombian Peso as functional currency, yet have important US Dollar denominated transactions.

Cash Flow from Operations, Investing and Financing Activities

During the years ended December 31, 2015 and 2014, $0.8 million and $4.8 million, respectively, were generated and used in operations, respectively. Principal uses of cash were accounts receivable and inventories. While the trade accounts receivable cycle improved from 82 days in 2014 to 80 days in 2015, due to the increase in revenues, trade accounts receivable resulted in a use of $22.9 million. $27.8 million were used in inventories as the Company’s inventory levels have risen due to strategic purchases of aluminum in order to protect prices and secure the raw materials necessary to fulfill the Company’s backlog.

During the years ended December 31, 2015 and 2014, $10.4 million and $9.2 million were generated from debt, respectively (excluding other financing activities). Principal use of debt proceeds has been used in the acquisition of property and equipment. However, most of the company’s acquisitions of property and equipment have been financed with capital leases and debt.

During the three month periods ended March 31, 2016 and 2015, $10.1 million and $5.3 million were used in and provided by operating activities, respectively. The principal use of cash was an increase in trade accounts receivable which increased to $9.5 million in the three months ended March 31, 2016 compared with a use of $5.1 million during the same period of 2015 as a result of higher sales and part of the Company’s strategy to increase sales, as well as purchase of inventories which have increased from $4.9 million during the three months ended March 31, 2015 to $6.9 million during the same period of 2015 as the Company builds up inventories of raw materials for expected future sales.

During the three months ended March 31, 2016, cash from investment activities increased to $23.4 million compared with $4.9 million during the same period of 2015 because the Company purchased a US Dollar denominated deposit for $25 million with a Colombian Peso denominated obligation to hedge foreign currency exposure of its monetary assets and liabilities. This transaction also contributed to the increase in cash provided by financing activities, which increased from $0.5 million during the three months ended March 31, 2015 to $32.9 million during the three months ended March 31, 2016.

During the three months ended in March 31, 2016, the Company made capital expenditures for $6.9 million that were financed with bank loans and capital leases.

	(in thousands)
	Three months ended March 31,		Year ended December 31,
	2016	2015	2015	2014
Cash Flow from Operating Activities	$(10,136)	$5,339	$792	$(4,810)
Cash Flow from Investing Activities	(23,387)	(4,917)	(9,395)	(16,381)
Cash Flow from Financing Activities	32,921	488	10,449	33,525
Effect of exchange rates on cash and cash equivalents	300	292	720	730
Cash Balance – Beginning of Period	18,496	15,930	15,930	2,866
Cash Balance – End of Period	$18,194	$17,132	$18,496	$15,930

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements as of December 31, 2015.

Contractual Obligations

Future contractual obligations represent an impact to future cash flows as shown in the table for the period ended December 31, 2015:

	Payments Due by Period (In thousands)
Contractual Obligations	TOTAL	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long Term Debt Obligations	$112,332	$20,961	$15,736	$25,740	$49,895
Interest Obligations	32,972	6,370	12,209	9,860	4,533
Capital Lease Obligations	26,082	2,851	4,985	7,887	10,359
Total	$171,386	$30,182	$32,930	$43,487	$64,787

Future interest obligations are estimated assuming constant reference rates for obligations with variable interest rates. The average interest rate is approximately 7.3% and 10.4% per annum for long term debt and capital lease obligations respectively, and can vary up or down in accordance with money market rates in Colombia.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires that management make significant estimates and assumptions that affect the assets, liabilities, revenues and expenses, and other related amounts during the periods covered by the financial statements. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become more subjective and complex. We have identified the following accounting policies as the most important to the portrayal of our current financial condition and results of operations.

Revenue Recognition

Our principal sources of revenue are derived from product sales of manufactured glass and aluminum products. Delivery to the customer is deemed to have occurred when the title is passed to the customer. Generally, the title passes to the customer upon shipment, but could occur when the customer receives the product based on the terms of the agreement with the customer. The selling prices of all goods that the Company sells are fixed, and agreed to with the customer, prior to shipment. Selling prices are generally based on established list prices.

The Company recognizes revenue for standard form sales. Standard form sales are customer sales comprising low value installations that are of short duration. A standard form agreement is executed between the Company and its customer. Services are performed by the Company during the installation process. The price quote is determined by the Company, based on the requested installation, and approved by the customer before the Company proceeds with the installation. The customer’s credit worthiness and payment capacity is evaluated before the Company will proceed with the initial order process.

Revenues from fixed price contracts, which represent approximately 22% of the Company’s sales for the year ended December 31, 2015 are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. These contracts typically have a duration ranging between one and three years. Revenues recognized in advance of amounts billable pursuant to contracts terms are recorded as unbilled receivables on uncompleted contracts based on work performed and costs to date. Unbilled receivables on uncompleted contracts are billable upon various events, including the attainment of performance milestones, delivery and installation of product, or completion of the contract. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing expected profits each period. Changes in contract estimates occur for a variety of reasons, including changes in contract scope, estimated revenue and cost estimates. Change in contract estimates have not had a material effect on our financial statements.

Related party transactions

The Company has related party transactions such as sales, purchases, leases, guarantees, and other payments. We perform a related party analysis to identify transactions to disclose quarterly. Depending on the transactions, we aggregate some related party information by type. When necessary we also disclose the name of a related party, if doing so is required to understand the relationship.

Estimation of Fair Value of warrant liability

The best evidence of fair value is current prices in an active market for similar financial instruments. We determine the fair value of warrant liability by the Company using the Binomial Lattice pricing model. This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies. The inputs to the model were stock price, dividend yield, risk-free rate, expected term and volatility.

In general, the inputs used are unobservable; therefore unless indicated otherwise, warrant liability is classified as level 3 under guidance for fair value measurements hierarchy.

Estimation of Fair Value of Earnout share liability

The best evidence of fair value is current prices in an active market for similar financial instruments. We determine the fair value of earnout share liability by the Company using Monte Carlo simulation, which models future EBITDA and stock prices during the earn-out period using the Geometric Brownian Motion. This model is dependent upon several variables such as the instrument’s expected term, expected risk-free interest rate over the expected instrument term, the equity volatility of the Company’s stock price over the expected term, the asset volatility, and the Company’s forecasted EBITDA. The expected term represents the period of time that the instruments granted are expected to be outstanding. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies. The inputs to the model were stock price, risk-free rate, expected term and volatility.

In general, the inputs used are unobservable; therefore unless indicated otherwise, earnout share liability is classified as level 3 under guidance for fair value measurements hierarchy.

Derivative Financial Instruments

We conduct interest rate swap (IRS) transaction with key non-related financial entities to reduce the effect of interest rate fluctuations as economic hedges against interest rate risk. We have designated these derivatives at fair value and the accounting for changes is recorded in the statement of operations. The inputs used are similar to the prices for similar assets and liabilities in active markets directly or indirectly through market corroboration; therefore unless indicated otherwise, derivatives are classified as level 2 under guidance for fair value measurements hierarchy.

Foreign currency transactions

The functional currency of most of the Company’s foreign subsidiaries and branches is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive earnings within stockholders’ equity. The Company also recognizes gains and losses associated with transactions that are denominated in foreign currencies within non-operating income in the Company’s consolidated statement of operations.

Income taxes

The Company is subject to income taxes in some jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Business combinations

We allocate the total purchase price of the acquired tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the business combination date, with the excess purchase price recorded as goodwill. The purchase price allocation process required us to use significant estimates and assumptions, including fair value estimates, as of the business combination date. Although we believe the assumptions and estimates we have made are reasonable and appropriate, they are based in part on historical experience and information obtained from management of the acquired company, in part based on valuation models that incorporate projections of expected future cash flows and operating plans and are inherently uncertain. Valuations are performed by management or third party valuation specialists under management’s supervision. In determining the fair value of assets acquired and liabilities assumed in business combinations, as appropriate, we may use one of the following recognized valuation methods: the income approach (including the cost saving method and the discounted cash flows from relief from royalty), the market approach and/or the replacement cost approach.

Examples of significant estimates used to value certain intangible assets acquired include but are not limited to:

•	sales volume, pricing and future cash flows of the business overall
•	future expected cash flows from customer relationships, and other identifiable intangible assets, including future price levels, rates of increase in revenue and appropriate attrition rate
•	the acquired company’s brand and competitive position, royalty rate, as well as assumptions about the period of time the acquired brand will continue to benefit to the combined company’s product portfolio
•	cost of capital, risk-adjusted discount rates and income tax rates

However, different assumptions regarding projected performance and other factors associated with the acquired assets may affect the amount recorded under each type of assets and liabilities, mainly between property plant and equipment, intangibles assets, goodwill and deferred income tax liabilities and subsequent assessment could result in future impairment charges. The purchase price allocation process also entails us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained surrounding facts and circumstances existing at acquisition date.

MANAGEMENT OF THE COMPANY

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
José M. Daes	55	Chief Executive Officer and Director
Christian T. Daes	51	Chief Operating Officer and Director
Joaquin Fernandez	55	Chief Financial Officer
A. Lorne Weil	65	Non-Executive Chairman of the Board
Samuel R. Azout	56	Independent Director
Juan Carlos Vilariño	53	Independent Director
Martha (Stormy) L. Byorum	61	Independent Director
Julio A. Torres	48	Independent Director

José M. Daes has served as our chief executive officer and a director since December 2013. Mr. Daes has over 30 years’ experience starting and operating various businesses in Colombia and the U.S. Mr. Daes has served as chief executive officer of ES since its inception in 1984, responsible for all aspects of ES’s operations. Mr. Daes began his career in textiles, importing textiles from Japan to Colombia and later owned and operated an upscale clothing store with multiple locations in Miami. Mr. Daes is the older brother of Christian T. Daes, our chief operating officer and director.

We believe Mr. Daes is well-qualified to serve as a member of our board of directors due to his operational experience with ES and TG and his knowledge of the industry within which they operate.

Christian T. Daes has served as our chief operating officer and a director since December 2013. Mr. Daes has served as the chief executive officer of Tecnoglass since its inception in 1994, responsible for all aspects of Tecnoglass’s operations. Mr. Daes’s philanthropic activities include founding the Tecnoglass-ES Windows Foundation, which promotes local development, health and social programs in Barranquilla, Colombia. Mr. Daes is the younger brother of José M. Daes, our chief executive officer and director.

We believe Mr. Daes is well-qualified to serve as a member of our board of directors due to his operational experience with ES and TG and his knowledge of the industry within which they operate.

Joaquín F. Fernández has served as our chief financial officer since December 2013 and the chief financial officer for TG and ES since 2007. He has also served as a director of ES since January 2002. Mr. Fernández oversees the gathering, reporting, presentation and interpretation of the historical financial information for us and our subsidiaries, as well as implementation of financial strategy for us. Prior to joining TG and ES, Mr. Fernández worked at fuel distribution, outsourcing, and public utility companies.

A. Lorne Weil has served as a member of our board of directors and non-executive chairman of the board since our inception. He has also served as a director of Sportech Plc, one of the largest suppliers and operators of pools/tote (often also referred to as pari-mutuel) betting in the world, since October 2010. From October 1991 to November 2013, Mr. Weil served as chairman of the board of Scientific Games Corporation, a supplier of technology-based products, systems and services to gaming markets worldwide, and served as its chief executive officer from April 1992 until November 2013. Mr. Weil also served as president of Scientific Games from August 1997 to June 2005. From 1979 to November 1992, Mr. Weil was president of Lorne Weil, Inc., a firm providing strategic planning and corporate development services to high technology industries. Previously, Mr. Weil was vice president of corporate development at General Instrument Corporation, working with wagering and cable systems.

We believe Mr. Weil is well-qualified to serve as a member of our board of directors due to his extensive business experience in strategic planning and corporate development, his contacts he has fostered throughout his career, as well as his operational experience.

Samuel R. Azout has served on our board of directors since December 2013 and on the board of TG since February 2009. Since March 2013, Mr. Azout has served as an investment manager for Abacus Real Estate. From January 2012 to March 2013, Mr. Azout served as the chief executive officer of the National Agency for Overcoming Extreme Poverty in Colombia, an organization formed by the government of Colombia to assist families in poverty. From September 2008 to January 2012, Mr. Azout was the senior presidential advisor for Social Prosperity, employed by the administration of the President of Colombia. Prior to this, Mr. Azout served as chief executive officer of Carulla Vivero S.A., the second largest retailer in Colombia, for 10 years, until he led its sale to Grupo Exito in 2006.

We believe Mr. Azout is well-qualified to serve as a member of our board of directors due to his contacts and business relationships in Colombia.

Juan Carlos Vilariño has served on our board of directors since December 2013, on the board of TG since November 1995 and on the board of ES since March 1997. Mr. Vilariño has worked as the general manager of various business highway concession consortiums in Colombia including the Malla Vial del Atlántico Highway Concession Consortium since 1993 and the Barranquilla-Ciénaga Highway Concession consortium since 1999. Mr. Vilariño began his career as the assistant vice president in the general consulting department of Finance Corporation of the North, S.A. We believe Mr. Vilariño is well-qualified to serve as a member of our board of directors due to his contacts and business relationships in Colombia.

Martha (Stormy) L. Byorum has served as a member of our board of directors since November 2011. Ms. Byorum is founder and chief executive officer of Cori Investment Advisors, LLC (Cori Capital), a financial services entity that was most recently (January 2005 through August 2013) a division of Stephens Inc., a private investment banking firm founded in 1933. Ms. Byorum was also an executive vice president of Stephens Inc. from January 2005 until August 2013. From March 2003 to December 2004, Ms. Byorum served as chief executive officer of Cori Investment Advisors, LLC, which was spun off from VB&P in 2003. Ms. Byorum co-founded VB&P in 1996 and served as a Partner until February 2003. Prior to co-founding VB&P in 1996, Ms. Byorum had a 24-year career at Citibank, where, among other things, she served as chief of staff and chief financial officer for Citibank’s Latin American Banking Group from 1986 to 1990, overseeing $15 billion of loans and coordinating activities in 22 countries. She was later appointed the head of Citibank’s U.S. Corporate Banking Business and a member of the bank’s Operating Committee and a Customer Group Executive with global responsibilities.

Ms. Byorum is a Life Trustee of Amherst College and a chairman of the finance committee of the board of directors of Northwest Natural Gas, a large distributor of natural gas services in the Pacific Northwest.

We believe Ms. Byorum is well-qualified to serve as a member of the board of directors due to her operational experience with Cori Capital Advisors, VB&P and Citibank and her financial background, which includes having served on the audit committees of four publicly-traded companies.

Julio A. Torres has served on our board of directors since October 2011. He previously served as our co-chief executive officer from October 2011 through January 2013. Since March 2008, Mr. Torres has served as managing director of Nexus Capital Partners, a private equity firm. From April 2006 to February 2008, Mr. Torres served with the Colombian Ministry of Finance acting as general director of public credit and the treasury. From June 2002 to April 2006, Mr. Torres served as managing director of Diligo Advisory Group, an investment banking firm. From September 1994 to June 2002, Mr. Torres served as vice president with JPMorgan Chase Bank.

We believe Mr. Torres is well-qualified to serve as a member of our board of directors due to his operational experience with Nexus Capital Partners, his work with the Colombian government and his extensive contacts he has fostered while working at Nexus Capital Partners, JPMorgan Chase Bank and in the Colombian government.

Corporate Governance

Audit Committee

We have a standing audit committee of the board of directors, which consists of Martha L. Byorum, Samuel R. Azout and Julio Torres, with Martha L. Byorum serving as chairman. Each of the members of the audit committee is independent under the applicable NASDAQ listing standards.

The audit committee has a written charter, a copy of which was filed with our Definitive Proxy Statement on Schedule 14A filed with the SEC on December 4, 2013. The purpose of the audit committee is to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls. The audit committee’s duties, which are specified in the audit committee charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;
•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	discussing with management major risk assessment and risk management policies;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	reviewing and approving all related-party transactions;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding its financial statements or accounting policies

The audit committee has discussed with the independent auditors the matters required by the Public Company Accounting Oversight Board (“PCAOB”) auditing standard No. 16 — Communication with Audit Committees, including independent accountant’s independence.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission, who are “financially literate,” as defined under NASDAQ’s listing standards. NASDAQ’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, statement of operations and cash flow statement. The board of directors has determined that Martha Byorum satisfies NASDAQ’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the Securities and Exchange Commission.

Nominating Committee

We have a standing nominating committee, which consists of A. Lorne Weil, Martha L. Byorum, Samuel R. Azout and Juan Carlos Vilariño, with A. Lorne Weil serving as chairperson. Each member of the nominating committee is an “independent director” as defined under NASDAQ listing standards. Pursuant to its written charter, a copy of which was filed with our Definitive Proxy Statement on Schedule 14A filed with the SEC on December 4, 2013, our nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Guidelines for Selecting Director Nominees

The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others. Currently, the guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;
•	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

There have been no material changes to the procedures by which shareholders may recommend nominees to the nominating committee.

Compensation Committee

We have a standing compensation committee consisting of Julio Torres, Samuel R. Azout and Juan Carlos Vilariño, with Julio Torres serving as chairperson. Pursuant to the compensation committee charter, a copy of which was filed with our Definitive Proxy Statement on Schedule 14A filed with the SEC on December 4, 2013, the compensation committee oversees our compensation and employee benefit plans and practices, including our executive, director and other incentive and equity-based compensation plans. The specific responsibilities of the compensation committee include making recommendations to the board regarding executive compensation of our executive officers and non-employee directors, administering our 2013 Long-Term Incentive Equity Plan, and preparing and reviewing compensation-related disclosure, including a compensation discussion and analysis and compensation committee report (if required), for our filings with the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

Overview

Our policies with respect to the compensation of our executive officers are administered by our board in consultation with our compensation committee. Our compensation policies are intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the compensation committee is charged with recommending executive compensation packages to our board. Prior to consummation of the Merger in December 2013, none of our executive officers or directors received compensation for services rendered to the Company. No compensation or fees of any kind, including finders, consulting or other similar fees, were paid to any of our initial shareholders, including our officers and directors, or any of their respective affiliates, prior to, or for any services they rendered in order to effectuate, the consummation of the initial business combination.

Summary Compensation Table

The following table summarizes the total compensation for the years ended December 31, 2015 and 2014 of each of our named executive officers.

Name and principal position	Year	Salary	Bonus		Total
Jose M. Daes(1) Chief Executive Officer	2015	$720,000		$132,000	$852,000
	2014	$683,000	$		$683,000
Christian T. Daes(2) Chief Operating Officer	2015	$438,000	$		$438,000
	2014	$430,000	$		$430,000
Joaquin Fernández(3) Chief Financial Officer	2015	$142,200		$12,000	$154,200
	2014	$180,000		$34,000	$214,000

(1)	Mr. Daes was appointed chief executive officer in December 2013 in connection with the Merger. Mr. Daes also serves as chief executive officer of ES.
(2)	Mr. Daes was appointed chief operating officer in December 2013 in connection with the Merger. Mr. Daes also serves as chief executive officer of Tecnoglass.
(3)	Mr. Fernández was appointed chief financial officer in December 2013 in connection the Merger. Mr. Fernandez also serves as chief financial officer of TG and ES.

Compensation Arrangements with Named Executive Officers

At present, we do not have employment agreements in place for our current executive officers. We have determined to continue the compensation arrangements that were in place for each Messrs. Daes and Daes with ES and Tecnoglass, respectively, providing for an annual base salary of $720,000, and to provide an annual base salary to Mr. Fernandez equal to approximately $180,000 going forward. Our compensation committee may determine to award a discretionary cash bonus to such executive officers as has been awarded in the past by Tecnoglass and ES, and may also determine to award to such executive officers share options, share appreciation rights or other awards under our 2013 Long-Term Equity Incentive Plan. We anticipate continuing these compensation arrangements until we enter into employment agreements with our executive officers. Upon entry into employment agreements with our executive officers, we will file a Current Report on Form 8-K to disclose the material terms of such agreements.

Equity Awards at Fiscal Year End

As of December 31, 2015, we had not granted any share options, share appreciation rights or any other awards under long-term incentive plans to any of our executive officers.

Director Compensation

For the year ended December 31, 2015, we did not compensate any of our directors for their service on the board. However, we did reimburse our directors for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Additionally, in October 2015, the Company authorized to grant each non-employee director $50,000 worth of ordinary shares of the Company payable annually, commencing in October 2016.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information as of May 31, 2016 regarding the beneficial ownership of our ordinary shares by:

•	Each person known to be the beneficial owner of more than 5% of our outstanding ordinary shares;
•	Each director and each named executive officer; and
•	All current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. This table is prepared solely based on information supplied to us by the listed beneficial owners, any Schedules 13D or 13G and other public documents filed with the SEC. The percentage of beneficial ownership is calculated based on 27,916,071 ordinary shares outstanding as of May 31, 2016. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Beneficial Ownership
Directors and Named Executive Officers
Jose M. Daes	0	(2)	0%
Chief Executive Officer and Director
Christian T. Daes	0	(2)	0%
Chief Operating Officer and Director
Samuel R. Azout	0		0%
Director
Juan Carlos Vilariño	0		0%
Director
Joaquin F. Fernandez	21,856,223	(3)	76.1%
Chief Financial Officer
A. Lorne Weil	95,693	(4)	*
Chairman of the Board
Julio A. Torres	104,836		*
Director
Martha L. Byorum	190,000	(5)	*
Director
All directors and executive officers as a group (8 persons)	22,246,752		77.2%
Five Percent Holders:
Energy Holding Corporation	21,856,223	(3)	76.1%
Red Oak Partners, LLC 304 Park Avenue South, 11th Floor, New York NY 10010	1,969,021	(6)	6.7%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia.

(2)	Does not include shares held by Energy Holding Corporation, in which this person has an indirect ownership interest.
(3)	Represents all ordinary shares held by Energy Holding Corporation, of which Messrs. Joaquin Fernandez and Alberto Velilla Becerra are directors and may be deemed to share voting and dispositive power over such shares. Includes 789,082 ordinary shares issuable upon the exercise of 789,082 private warrants held by Energy Holding Corporation, which became exercisable upon the consummation of our initial business combination. Does not include the shares that may be issued to Energy Holding Corporation upon achievement of certain share price and earnings targets for the fiscal years ending December 31, 2015 and 2016.
(4)	Does not include 253,000 ordinary shares held by Child’s Trust f/b/o Francesca Weil u/a dated March 4, 2010 and 253,000 ordinary shares held by Child’s Trust f/b/o Alexander Weil u/a dated March 4, 2010, irrevocable trusts established for the benefit of Mr. Weil’s children.
(5)	Includes 110,000 ordinary shares issuable upon the exercise of 110,000 private warrants held by such reporting person, which became exercisable upon consummation of our initial business combination.
(6)	Red Oak Partners may be deemed to beneficially own 1,969,021 ordinary shares which includes: (i) 667,641 ordinary shares beneficially owned by Red Oak Fund including 155,977 ordinary shares, 484,330 ordinary shares issuable upon exercise of warrants held by Red Oak Fund, and 27,334 ordinary shares issuable upon exercise of 13,667 unit purchase options held by Red Oak Fund; (ii) 307,607 ordinary shares beneficially owned by Red Oak Long Fund including 68,561 ordinary shares, 225,962 ordinary shares issuable upon exercise of warrants held by Red Oak Long Fund, and 13,084 ordinary shares issuable upon exercise of 6,542 unit purchase options held by Red Oak Long Fund; (iii) 883,268 ordinary shares beneficially owned by Pinnacle Partners, LLC and Pinnacle Opportunities Fund, LP (“Pinnacle Funds”) including 208,981 ordinary shares, 637,282 ordinary shares issuable upon exercise of warrants held by Pinnacle Funds, and 37,004 ordinary shares issuable upon exercise of 18,502 unit purchase options; (iv) 88,668 ordinary shares beneficially owned by Red Oak Founders Fund; and (v) 21,837 ordinary shares beneficially owned by Wolverine Trading LLC (“Wolverine”) including 17,037 ordinary shares and 4,800 ordinary shares issuable upon exercise of warrants held by Wolverine. Red Oak Partners has discretionary authority over shares and warrants held by Wolverine. Information was derived from a Schedule 13D filed on February 16, 2016.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

E.S. Windows, LLC

The majority of shares of ESW LLC, a Florida limited liability company, are owned by Jose Daes, Christian Daes and Evelyn Daes. ESW LLC acts as one of ES’s importers and distributors in the U.S. ESW LLC sends project specifications and orders from its clients to ES, and in turn, receiving pricing quotes from ES which are conveyed to the client. ESW LLC does not install any of our products. The Company’s CEO and COO, other family members, and other related parties own 100% of the equity in ESW LLC. Sales to ESW LLC amounted to $48.8 and $37.1 million during the years ended December 31, 2015 and December 31, 2014, respectively.

Ventanas Solar S.A.

Ventanas Solar S.A. (“VS”), a Panama sociedad anonima, is an importer and installer of the Company’s products in Panama. Family members of the Company’s CEO and COO and other related parties own 100% of the equity in US. The Company’s sales to US for the year ended December 31, 2015 and 2014 were $5.4 million and $0.2 million, respectively. Outstanding receivables from VS at December 31, 2015 and 2014 were $9.4 million and $12.2 million, respectively, including a long term payment agreement for trade receivables of $9.2 million as of December 31, 2015 related to two collection agreements, pursuant to which VS collects the Company’s receivables from customers in Panama.

Merger Consideration

Energy Holding Corporation, the sole shareholder of Tecnoglass Holding whose shareholders are all of the former shareholders of Tecnoglass and ES, received 20,567,141 ordinary shares in consideration of all of the outstanding and issued ordinary shares of Tecnoglass Holding.

Pursuant to the agreement and plan of reorganization, we issued to Energy Holding Corp. an aggregate of 500,000 ordinary shares based on its achievement of specified EBITDA targets set forth in such agreement for the fiscal year ended December 31, 2014 and we will issue 1,000,000 ordinary shares upon achievement of specified EBITDA target in the fiscal year ended December 31, 2015.

Energy Holding Corp. also has the contractual right to receive an additional 1,500,000 ordinary shares, to be released upon theattainment of specified share price targets or targets based on our EBITDA in the fiscal year ending December 31, 2016. The following table sets forth the targets and the number of earnout shares issuable to Tecnoglass Holding shareholders upon the achievement of such targets:

	Ordinary Share Price Target	EBITDA Target		Number of Earnout Shares
		Minimum	Maximum	Minimum	Maximum
Fiscal year ending 12/31/16	$15.00 per share	$40,000,000	$45,000,000	1,333,333	1,500,000

If either the ordinary share target or the maximum EBITDA target is met in any fiscal year, Energy Holding Corp. receives the maximum number of earnout shares indicated for the year. In the event the ordinary share target is not met but the combined company’s EBITDA falls within the minimum and maximum EBITDA target for a specified year, the number of earnout shares to be issued will be interpolated between such targets. In the event neither the ordinary share target nor the minimum EBITDA target is met in a particular year, but a subsequent year’s share price or EBITDA target is met, Energy Holding Corp. will earn the earnout shares for the previous year as if the prior year’s target had been met.

Joaquin Fernandez and Alberto Velilla Becerra are directors of Energy Holding Corporation. Jose Daes and Christian Daes are shareholders of Energy Holding Corporation.

Registration Rights

Our initial shareholders, Energy Holding Corporation, holders of the private warrants and warrants issued upon conversion of the promissory note (described above) (and all underlying securities), are entitled to registration rights pursuant to an agreement entered into on December 20, 2013. The holders of a majority of these securities are entitled to make up to two demands that we register such securities, and have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of the Merger. Pursuant to the agreement, we will bear the expenses incurred in connection with the filing of any such registration statements. All such securities were included on our Registration Statement on Form S-3 filed on February 11, 2014 and later amended on Form S-1, declared effective on June 16, 2014.

Transfer Agreements in connection with Merger

On December 19, 2013, we entered into an agreement with an affiliate of A. Lorne Weil, our non-executive chairman of the board, and a third party shareholder pursuant to which the third party shareholder agreed to use commercially reasonable efforts to purchase up to 1,000,000 ordinary shares in the open market and agreed that it would not seek conversion or redemption of any such purchased shares in connection with the Merger. This third party shareholder and its affiliates purchased an aggregate of 985,896 ordinary shares pursuant to this agreement. Pursuant to the agreement, Mr. Weil’s affiliate transferred to the third party shareholder and its affiliates an aggregate of 2,167,867 private warrants. Additionally, EarlyBirdCapital, Inc., our financial advisor, transferred to the third party shareholder and its affiliates certain unit purchase options, each to purchase one ordinary share and one warrant to purchase one ordinary share. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the warrants and shares underlying the warrants, as well as the unit purchase options and underlying securities, transferred to the shareholder and its affiliates, which such registration statement was filed on February 11, 2014 and declared effective on June 16, 2014.

Also on December 19, 2013, we entered into subscription agreements with two investors pursuant to which such investors agreed to purchase an aggregate of 649,382 ordinary shares at $10.18 per Share, or an aggregate of $6,610,709. In connection with this purchase, the affiliate of Mr. Weil transferred an aggregate of 608,796 private warrants to such investors. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the warrants and shares underlying the warrants, transferred to these investors, which such registration statement was filed on February 11, 2014, and agreed to use our best efforts to have such registration statement declared effective by the Securities and Exchange Commission as soon as possible. Such registration statement was declared effective on June 16, 2014.

Indemnification Agreements

Effective March 5, 2014, we entered into indemnification agreements with each of our executive officers and members of our board of directors. The indemnification agreements supplement our Third Amended and Restated Memorandum and Articles of Association and Cayman Islands law in providing certain indemnification rights to these individuals. The indemnification agreements provide, among other things, that we will indemnify these individuals to the fullest extent permitted by Cayman Islands law and to any greater extent that Cayman Islands law may in the future permit, including the advancement of attorneys’ fees and other expenses incurred by such individuals in connection with any threatened, pending or completed action, suit or other proceeding, whether of a civil, criminal, administrative, regulatory, legislative or investigative nature, relating to any occurrence or event before or after the date of the indemnification agreements, by reason of the fact that such individuals is or were our directors or executive officers, subject to certain exclusions and procedures set forth in the indemnification agreements, including the absence of fraud or willful default on the part of the indemnitee and, with respect to any criminal proceeding, that the indemnitee had no reasonable cause to believe his conduct was unlawful.

Private Placement with Affiliate of A. Lorne Weil

On March 5, 2014, we entered into a subscription agreement with an affiliate of A. Lorne Weil, our Non-Executive Chairman of the Board, pursuant to which such affiliate agreed to purchase an aggregate of 95,693 ordinary shares at an aggregate price of $1,000,000, or approximately $10.45 per share, representing a slight premium to the closing price of our ordinary shares immediately prior to the execution of the subscription agreement. The closing of the purchase took place on March 14, 2014. A registration statement covering the resale of these shares was declared effective on June 16, 2014.

Related Person Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries are a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful fraud, willful default, civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful neglect or willful default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the ordinary shares offered in this prospectus is being passed upon for us by Maples and Calder, Cayman Islands. The validity of the warrants offered in this prospectus is being passed upon for us by Graubard Miller, New York, New York.

EXPERTS

The financial statements as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 2 to the financial statements), of PricewaterhouseCoopers Ltda., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement we have filed with the SEC. We have not included in this prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

Tecnoglass Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Tecnoglass Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Tecnoglass Inc. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the 2014 financial statements have been restated to correct for misstatements.

/s/ PricewaterhouseCoopers Ltda.

PricewaterhouseCoopers Ltda.
Barranquilla, Colombia
May 31, 2016

Tecnoglass Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 2015	December 31, 2014
		(Restated)
ASSETS
Current assets:
Cash	$18,496	$15,930
Investments	1,470	1,209
Trade accounts receivable, net	52,515	44,718
Unbilled receivables on uncompleted contracts	9,868	9,931
Due from related parties	28,073	28,564
Other assets	7,794	5,508
Inventories	46,011	28,965
Prepaid expenses	3,152	1,298
Total current assets	167,379	136,123
Long term assets:
Property, plant and equipment, net	135,974	103,980
Long term receivables from related parties	2,536	4,220
Goodwill and Intangible assets	3,250	1,474
Deferred income taxes	640	5
Other long term assets	6,420	4,721
Total long term assets	148,820	114,400
Total assets	$316,199	$250,523
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities and shareholders’ equity
Current liabilities
Short-term debt and current portion of long-term debt	$16,921	$54,925
Note payable to shareholder	79	80
Trade accounts payable	39,142	32,950
Due to related parties	1,283	1,999
Taxes payable	18,228	7,930
Deferred income taxes	3,384	3,048
Labor liabilities	918	954
Warrant liability	31,213	—
Earnout share liability	13,740	5,075
Current portion of customer advances on uncompleted contracts	11,841	5,782
Total current liabilities	136,749	112,743
Warrant liability	—	19,991
Earnout share liability	20,414	23,986
Customer advances on uncompleted contracts	4,404	8,333
Long-term debt	121,493	39,273
Total long term liabilities	146,311	91,583
Total liabilities	$283,060	$204,326
Commitments and contingencies	—	—
Shareholders' equity
Preferred shares, $0.0001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2015 and 2014	$—	$—
Ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 26,895,636 and 24,801,132 shares issued and outstanding at December 31, 2015 and 2014, respectively	3	2
Legal reserves	1,367	1,367
Additional paid capital	45,584	26,140
Retained earnings	17,354	30,119
Accumulated other comprehensive income (loss)	(31,169)	(11,431)
Total shareholders’ equity	33,139	46,197
Total liabilities and shareholders’ equity	$316,199	$250,523

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income
(In thousands, except share and per share data)

	Years ended December 31,
	2015	2014
		(Restated)
Operating revenue:
Customers	$180,633	$149,822
Related Parties	58,200	47,630
Total Operating Revenue	238,833	197,452
Cost of sales	153,252	131,156
Gross profit	85,581	66,296
Operating expenses:
Selling	27,579	22,737
General and administration	18,920	16,327
Operating expenses	46,499	39,064
Operating income	39,082	27,232
Change in fair value of warrant liability	(24,901)	(1,711)
Change in fair value of earnout shares liability	(10,858)	(10,807)
Non-operating income, net	13,877	12,235
Interest expense	(9,274)	(8,900)
Income before taxes	7,926	18,049
Income tax provision	20,691	8,538
Net (loss) income	$(12,765)	$9,511
Comprehensive income:
Net (loss) income	$(12,765)	$9,511
Foreign currency translation adjustments	(19,738)	(16,001)
Total comprehensive (loss) income	$(32,503)	$(6,490)
Basic income per share	$(0.50)	$0.39
Diluted income per share	$(0.50)	$0.34
Basic weighted average common shares outstanding	25,447,564	24,347,620
Diluted weighted average common shares outstanding	28,949,642	28,237,679

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2015	2014
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(12,765)	$9,511
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for bad debts	1,286	20
Provision for obsolete inventory	(255)	(1,036)
Change in fair value of investments held for trading	10	168
Depreciation and amortization	11,869	8,542
Loss on disposition of assets	232	1,300
Change in value of derivative liability	(69)	(25)
Change in fair value of earnout share liability	10,858	10,807
Change in fair value of warrant liability	24,901	1,711
Deferred income taxes	(119)	(915)
Changes in operating assets and liabilities, net of effects from acquisitions:		—
Trade Accounts Receivable	(22,376)	(5,002)
Deferred income taxes	—	466
Inventories	(27,820)	(10,696)
Prepaid expenses	(1,392)	(761)
Other assets	(11,644)	1,852
Trade accounts payable	15,734	11,846
Taxes payable	14,006	4,465
Labor liabilities	221	530
Related parties	(8,226)	(19,132)
Advances from customers	6,341	(18,461)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	792	(4,810)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of investments	1,913	2,343
Proceeds from sale of property and equipment	4,470	3,609
Purchase of investments	(877)	(1,118)
Acquisition of property and equipment	(14,901)	(24,848)
Restricted cash	—	3,633
CASH USED IN INVESTING ACTIVITIES	(9,395)	(16,381)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt	112,805	87,109
Proceeds from the sale of common stock	—	1,000
Proceeds from the exercise of warrants	—	821
Repayments of debt and capital leases	(102,356)	(77,924)
Merger proceeds held in trust	—	22,519
CASH PROVIDED BY FINANCING ACTIVITIES	10,449	33,525
Effect of exchange rate changes on cash and cash equivalents	720	730
NET INCREASE IN CASH	2,566	13,064
CASH – Beginning of year	15,930	2,866
CASH – End of year	$18,496	$15,930
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$6,916	$7,451
Taxes	$13,212	$3,101
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Assets acquired under capital lease and financial obligations	$65,319	$27,778
Assets acquired with issuance of common stock	$—	$4,000

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2015 and 2014
(In thousands, except share data)

	Ordinary Shares, $0.0001 Par Value		Additional Paid in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2014 (Restated)	24,214,670	2	20,319	1,367	20,608	4,570	46,866
Issuance of common stock	483,892	—	5,000	—	—	—	5,000
Exercise of warrants	102,570	—	821	—	—	—	821
Foreign currency translation	—	—	—	—		(16,001)	(16,001)
Net income	—	—	—	—	9,511	—	9,511
Balance at December 31, 2014 (Restated)	24,801,132	2	26,140	1,367	30,119	(11,431)	46,197
Issuance of common stock	500,000	—	5,765	—	—	—	5,765
Exercise of warrants	1,001,848	1	13,679	—	—	—	13,680
Exercise of Unit Purchase Options	592,656	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	(19,738)	(19,738)
Net loss	—	—	—	—	(12,765)	—	(12,765)
Balance at December 31, 2015	26,895,636	3	45,584	1,367	17,354	(31,169)	33,139

The accompanying notes are an integral part of these consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 1. General

Business Description

Tecnoglass Inc. (“TGI,” the “Company,” “we,” “us” or “our”) was incorporated in the Cayman Islands on September 21, 2011 under the name “Andina Acquisition Corporation” (“Andina”) as a blank check company. Andina’s registration statement for its initial public offering (the “Public Offering”) was declared effective on March 16, 2012. Andina consummated the Public Offering, the private placement of warrants (“Private Placement”) and the sale of options to the Underwriters on March 22, 2012, receiving proceeds, net of transaction costs, of $43,163, of which $42,740 was placed in a trust account.

Andina’s objective was to acquire, through a merger, share exchange, asset acquisition, share purchase recapitalization, reorganization or other similar business combination, one or more operating businesses. On December 20, 2013, Andina consummated a merger transaction (the “Merger”) with Tecno Corporation (“Tecnoglass Holding”) as ultimate parent of Tecnoglass S.A. (“TG”) and C.I. Energía Solar S.A. ES. Windows (“ES”). The surviving entity was renamed Tecnoglass Inc. The Merger transaction was accounted for as a reverse merger and recapitalization where Tecnoglass Holding was the acquirer and TGI was the acquired company.

The Company manufactures hi-specification, architectural glass and windows for the global residential and commercial construction industries. Currently the Company offers design, production, marketing, and installation of architectural systems for buildings of high, medium and low elevation size. Products include windows and doors in glass and aluminum, office partitions and interior divisions, floating façades and commercial window showcases. The Company sells to customers in North, Central and South America, and exports about half of its production to foreign countries.

TG manufactures both glass and aluminum products. Its glass products include tempered glass, laminated glass, thermo-acoustic glass, curved glass, silk-screened glass, acoustic glass and digital print glass. Its Alutions plant produces mill finished, anodized, painted aluminum profiles and rods, tubes, bars and plates. Alutions’ operations include extrusion, smelting, painting and anodizing processes, and exporting, importing and marketing aluminum products.

ES designs, manufactures, markets and installs architectural systems for high, medium and low rise construction, glass and aluminum windows and doors, office dividers and interiors, floating facades and commercial display windows.

In 2014, the Company established two Florida limited liability companies, Tecnoglass LLC (“Tecno LLC”) and Tecnoglass RE LLC (“Tecno RE”) to acquire manufacturing facilities, manufacturing machinery and equipment, customer lists and exclusive design permits.

Basis of Presentation and Management’s Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”).

The preparation of the accompanying consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s financial statements. Actual results may differ from these estimates under different assumptions and conditions. Estimates inherent in the preparation of these consolidated financial statements relate to the collectability of account receivables, the valuation of inventories, estimated earnings on uncompleted contracts, useful lives and potential impairment of long-lived assets, and valuation of warrants and other derivative financial instruments.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 2. Restatements

Restatement

This Note 2 to the consolidated financial statements discloses the nature of the restatements and adjustments and shows the impact of the restatements on revenues, expenses, income, assets, liabilities, equity, and cash flows from operating activities, investing activities, and financing activities, and the cumulative effects of these adjustments on the consolidated statement of operations, balance sheet, and cash flows for 2014. In addition, this Note shows the effects of the adjustment to opening retained earnings as of January 1, 2014, which adjustment reflects the impact of the restatement on periods prior to 2014.

The annual impact on 2014 was a reduction in pre-tax income and net income of $10,807 million.

Description of Restatement Matters and Restatement Adjustment

In preparing the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Company identified six non-cash errors: (1) in the way the Company had accounted for the fair value and classification of its “earnout shares”, (2) in the classification and presentation of deferred tax assets and liabilities, (3) in the classification of its shipping and handling costs, (4) in the presentation of related party revenue on consolidated statements of operations and comprehensive income, (5) in the classification of purchases and sales of investments in the consolidated statements of cash flows, and (6) earnings per share.

A description of each of the restatement adjustments is provided below:

(a) The Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) as of August 17, 2013. Pursuant to the Merger Agreement, on the closing date of December 20, 2013, the Company issued 3,000,000 Ordinary Shares (“Earnout Shares”) to be held in escrow and to be released after the closing based on the Company’s achievement of specified share price targets or targets based on Tecnoglass Holding’s net earnings before interest income or expense, income taxes, depreciation, amortization and any expenses arising solely from the merger charged to income (“EBITDA”) in the fiscal years ending December 31, 2014, 2015 or 2016. The following table sets forth the targets and the number of Earnout Shares issuable upon the achievement of such targets:

	Ordinary Share Price Target	EBITDA Target		Number of Earnout Shares
		Minimum	Maximum	Minimum	Maximum
Fiscal year ending 12/31/14	$12.00 per share	$30,000	$36,000	416,667	500,000
Fiscal year ending 12/31/15	$13.00 per share	$35,000	$40,000	875,000	1,000,000
Fiscal year ending 12/31/16	$15.00 per share	$40,000	$45,000	1,333,333	1,500,000

Prior to December 31, 2015, the earnout shares were accounted for within equity at par value. In accordance with ASC 815 — Derivatives and hedging, the earnout shares are not considered indexed to the Company’s own stock and therefore should have been accounted for as a liability with fair value changes being recorded in the consolidated statements of operations and comprehensive income.

(b) Deferred tax assets and liabilities — The Company was presenting deferred tax assets and liabilities gross on the balance sheet as at December 31, 2014. Per ASC 740 — Income Taxes, for a particular tax-paying component of an entity and within a particular tax jurisdiction, all current deferred tax liabilities and assets shall be offset and presented as a single amount and all noncurrent deferred tax liabilities and assets shall be offset and presented as a single amount. The deferred tax assets and liabilities have been reclassified on the consolidated balance sheet as at December 31, 2014.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 2. Restatements  – (continued)

(c) Shipping and handling costs — For the year ended December 31, 2015, the Company records and presents shipping and handling costs in selling expenses whereas in prior financial statements these expenses had been partially reported in cost of sales. The amounts of shipping and handling costs have been reclassified in the consolidated statements of operations and comprehensive income for the year ended December 31, 2014.

(d) Related party revenue — In accordance with Rule 4-08 (k) of Regulation S-X related party revenue should be presented in the statements of operations and other comprehensive income. These amounts were included as part of total Operating Revenues in 2014. Related party revenue has now been separately presented in the consolidated statements of operations and comprehensive income.

(e) Cash flow from investing activities — Cash flows from the sale and purchase of investments were being netted within cash flow from investing activites amounting to $1,518. The Company is now presenting the sales and purchases of investments on a gross basis within cash flow from investing activites. This did not result in a change in total cash flow from investing activities in 2014.

(f) Earnings per share — For the year ended December 31, 2014, the company presented a diluted weighted average number of common shares outstanding for the calculation of diluted earnings per share that did not include the dilutive effect of earnout shares contingently issuable upon achievement of certain specified EBITDA targets or market share price. This resulted in the inclusion of 500,000 additional dilutive shares included in the calculation of diluted earnings per share.

The following analysis includes the financial statements as originally reported and as adjusted and takes into account the following adjustments:

Consolidated Balance Sheets

	December 31, 2014
	As reported	Adjustment	As Restated	Reference
ASSETS
Current assets:
Cash	$15,930	—	$15,930
Investments	1,209	—	1,209
Trade accounts receivable, net	44,955	(237)	44,718
Unbilled receivables on uncompleted contracts	9,931	—	9,931
Due from related parties	28,327	237	28,564
Other assets	5,508	—	5,508
Deferred income taxes	5,373	(5,373)	0	b
Inventories	28,965	—	28,965
Prepaid expenses	1,298	—	1,298
Total current assets	141,496	(5,373)	136,123	b
Long term assets:
Property, plant and equipment, net	103,980	—	103,980
Long term receivables from related parties	4,220	—	4,220
Goodwill and Intangible assets	1,474	—	1,474
Deferred income taxes	0	5	5	b
Other long term assets	4,721	—	4,721
Total long term assets	114,395	5	114,400	b
Total assets	$255,891	(5,368)	$250,523	b

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 2. Restatements  – (continued)

	December 31, 2014
	As reported	Adjustment	As Restated	Reference
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities and shareholders’ equity
Current liabilities
Short-term debt and current portion of long-term debt	$54,925	—	$54,925
Note payable to shareholder	80	—	80
Trade accounts payable	33,493	(543)	32,950
Due to related parties	1,456	543	1,999
Taxes payable	7,930	—	7,930
Deferred inome taxes	8,416	(5,368)	3,048	b
Labor liabilities	954	—	954
Earnout share liability	—	5,075	5,075	a
Current portion of customer advances on uncompleted contracts	5,782	—	5,782
Total current liabilities	113,036	(293)	112,743
		—
Warrant liability	19,991	—	19,991
Earnout share liability	—	23,986	23,986	a
Customer advances on uncompleted contracts	8,333	—	8,333
Long-term debt	39,273	—	39,273
Total long term liabilities	67,597	23,986	91,583	a, b
Total liabilities	$180,633	23,693	$204,326	a, b
Commitments and contingencies	—		—
Shareholders' equity
Preferred shares, $0.0001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2015 and 2014	$—		$—
Ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 26,895,636 and 24,801,132 shares issued and outstanding at December 31, 2015 and 2014, respectively	2	—	2
Legal reserves	1,367	—	1,367
Additional paid capital	46,514	(20,374)	26,140	a
Retained earnings	38,806	(8,687)	30,119	a
Accumulated other comprehensive income	-11,431	—	-11,431
Total shareholders’ equity	75,258	(29,061)	46,197	a
Total liabilities and shareholders’ equity	$255,891	(5,368)	$250,523	a, b

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 2. Restatements  – (continued)

Consolidated Statement of Operations

	Years ended December 31, 2014
	As reported	Adjustment	As Restated	Reference
Operating revenue:
Customers	$197,452	(47,630)	$149,822	d
Related Parties	—	47,630	47,630	d
Total Operating Revenue	197,452	—	197,452
Cost of sales	136,021	(4,865)	131,156	c
Gross profit	61,431	4,865	66,296
Operating expenses:
Selling	17,872	4,865	22,737	c
General and administration	16,327	—	16,327
Operating expenses	34,199	4,865	39,064
Operating income	27,232	—	27,232
Change in fair value of warrant liability	(1,711)	—	(1,711)
Change in fair value of earnout shares liability	—	(10,807)	(10,807)	a
Non-operating income, net	12,235	—	12,235
Interest expense	(8,900)	—	(8,900)
Income before taxes	28,856	(10,807)	18,049	a
Income tax provision	8,538	—	8,538
Net (loss) income	$20,318	(10,807)	$9,511
Comprehensive income:
Net (loss) income	$20,318	(10,807)	$9,511
Foreign currency translation adjustments	(16,001)	—	(16,001)
Total comprehensive (loss) income	$4,317	(10,807)	$(6,490)
Basic income per share	$0.83	(0.44)	$0.39
Diluted income per share	$0.73	(0.39)	$0.34
Basic weighted average common shares outstanding	24,347,620	—	24,347,620
Diluted weighted average common shares outstanding	27,737,679	500,000	28,237,679	f

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 2. Restatements  – (continued)

Consolidated Statement of Cash Flows

	Years ended December 31, 2014
	As reported	Adjustment	As Restated	Reference
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$20,318	(10,807)	$9,511
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		—
Provision for bad debts	20	—	20
Provision for obsolete inventory	(1,036)	—	(1,036)
Change in fair value of investments held for trading	168	—	168
Depreciation and amortization	8,542	—	8,542
Loss on disposition of assets	1,300	—	1,300
Change in value of derivative liability	(25)	—	(25)
Change in value of Earnout Shares liability	—	10,807	10,807	a
Change in fair value of warrant liability	1,711	—	1,711
Deferred income taxes	(915)	—	(915)
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade Accounts Receivable	(5,002)	—	(5,002)
Deferred income taxes	466	—	466
Inventories	(10,696)	—	(10,696)
Prepaid expenses	(761)	—	(761)
Other assets	1,852	—	1,852
Trade accounts payable	11,846	—	11,846
Taxes payable	4,465	—	4,465
Labor liabilities	530	—	530
Related parties	(19,132)	—	(19,132)
Advances from customers	(18,461)	—	(18,461)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(4,810)	—	(4,810)
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of investments	825	1,518	2,343	e
Proceeds from sale of property and equipment	3,609	—	3,609
Purchase of investments	400	(1,518)	(1,118)	e
Acquisition of property and equipment	(24,848)	—	(24,848)
Restricted cash	3,633	—	3,633
CASH USED IN INVESTING ACTIVITIES	(16,381)	—	(16,381)

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 2. Restatements  – (continued)

	Years ended December 31, 2014
	As reported	Adjustment	As Restated	Reference
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt	$87,109	—	$87,109
Proceeds from the sale of common stock	1,000	—	1,000
Proceeds from the exercise of warrants	821	—	821
Repayments of debt and capital leases	(77,924)	—	(77,924)
Merger proceeds held in trust	22,519	—	22,519
CASH PROVIDED BY FINANCING ACTIVITIES	33,525	—	33,525
Effect of exchange rate changes on cash and cash equivalents	730	—	730
		—
NET INCREASE IN CASH	13,064	—	13,064
CASH – Beginning of year	2,866	—	2,866
CASH – End of year	$15,930	—	$15,930
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$7,451	—	$7,451
Taxes	$3,101	—	$3,101
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Assets acquired under capital lease and financial obligations	$27,778	—	$27,778
Assets acquired with issuance of common stock	$4,000	—	$4,000

Note 3. Summary of significant accounting policies

Principles of Consolidation

These financial statements consolidate TGI, its indirect wholly-owned subsidiaries TG and ES, and its direct subsidiaries Tecno LLC and Tecno RE, which are entities in which we have a controlling financial interest because we hold a majority voting interest. To determine if we hold a controlling financial interest in an entity, we first evaluate if we are required to apply the variable interest entity (“VIE”) model to the entity, otherwise the entity is evaluated under the voting interest model. All significant intercompany accounts and transactions are eliminated in consolidation, including unrealized intercompany profits and losses.

Foreign Currency Translation and Transactions

The consolidated financial statements are presented in U.S. Dollars, the reporting currency. Our foreign subsidiaries’ local currency is the Colombian Peso, which is also their functional currency as determined by the analysis markets, costs and expenses, assets, liabilities, financing and cash flow indicators. As such, our subsidiaries’ assets and liabilities are translated at the exchange rate in effect at the balance sheet date, with equity being translated at the historical rates. Revenues and expenses of our foreign subsidiaries are translated at the average exchange rates for the period. The resulting cumulative foreign currency translation adjustments

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

from this process are included as a component of accumulated other comprehensive income (loss). Therefore, the U.S. Dollar value of these items in our financial statements fluctuates from period to period.

Also, exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in the consolidated statement of operations as foreign exchange gains and losses within non-operating income, net.

Cash and Cash Equivalents

Cash and cash equivalents include investments with original maturities of three months or less. As of December 31, 2015, cash and cash equivalents were primarily comprised of deposits held in operating accounts in Colombia, Panama and United States. As of December 31, 2015 and 2014 the Company had no restricted cash.

Investments

The Company’s investments are comprised of marketable securities, short term deposits and income producing real estate.

Investments which are held for trading are recorded at fair value and fluctuations in value are recorded as a non-operating income or expense. In addition, we have investments in long-term marketable equity securities which are classified as available-for-sale securities and are recorded at fair value.

Short-term deposits and other financial instruments with maturities greater than 90 days and shares in other companies that do not meet the requirements for equity method treatment are recorded for at cost.

We also have investments in income-producing real estate. This real estate is recorded at cost and is depreciated using the straight-line method over its estimated useful life. The depreciation and rental income associated with this real estate are recognized in the consolidated statement of operations.

Trade Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment, doubtful accounts and sales returns. The Company’s policy is to reserve for uncollectible accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance for doubtful accounts is necessary based on an analysis of past due accounts and other factors that may indicate that the collectability of an account may be in doubt. Other factors that the Company considers include its existing contractual obligations, historical payment patterns of its customers and individual customer circumstances, and a review of the local economic environment and its potential impact on the collectability of accounts receivable. Account balances deemed to be uncollectible are written off after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2015 and 2014, the allowance for doubtful accounts was $32 and $110, respectively.

Concentration of Risks and Uncertainties

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and trade accounts receivable. The Company mitigates its cash risk by maintaining its cash deposits with major financial institutions in Colombia and the Cayman Islands. At times the balances held at financial institutions in Colombia may exceed the Colombia government insured limits of the Ministerio de Hacienda y Crédito Público. The Company has not experienced such losses in such accounts. As discussed above, the Company mitigates its risk to trade accounts receivable by performing on-going credit evaluations of its customers.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

Related party transactions

The Company has related party transactions such as sales, purchases, leases, guarantees, and other payments. We periodically performed a related party analysis to identify transactions to disclose. Depending on the transactions, we aggregate some related party information by type. When necessary we also disclose the name of a related party, if doing so is required to understand the relationship.

Inventories

Inventories of raw materials, which consist primarily of purchased and processed glass, aluminum, parts and supplies held for use in the ordinary course of business, are valued at the lower of cost or market. Cost is determined using a weighted-average method. Inventory consisting of certain job specific materials not yet installed (work in process) are valued using the specific identification method. Cost for finished product inventory are recorded and maintained at the lower of cost or market. Cost includes raw materials and direct and applicable indirect manufacturing overheads. Also, inventories related to contracts in progress are included within work in process and finished goods, and are stated at using the specific identification method and lower cost of market, respectively, and are expected to turn over in less than one year.

Reserves for excess or slow-moving raw materials inventories are updated based on historical experience of a variety of factors including sales volume and levels of inventories at the end of the period. The Company’s reserve for excess or slow-moving inventories at December 31, 2015 and 2014 amounted to $0 and $292, respectively. The Company does not maintain allowances for the lower of cost or market for inventories of finished products as its products are manufactured based on firm orders rather than built-to-stock.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant improvements and renewals that extend the useful life of the asset are capitalized. Interest caused while acquired property is under construction and installation are capitalized. Repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income as a reduction to or increase in selling, general and administrative expenses. Depreciation is computed on a straight-line basis, based on the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture and fixtures	10 years
Office equipment and software	5 years
Vehicles	5 years

The Company also records within fixed assets all the underlying assets of a capital lease. Initial recognition of these assets are done at the present value of all future lease payments. A capital lease is a lease in which the lessor transferred substantially all of the benefits and risks associated with the ownership of the property.

Long Lived Assets

The Company periodically reviews the carrying values of its long lived assets when events or changes in circumstances would indicate that it is more likely than not that their carrying values may exceed their realizable values, and record impairment charges when considered necessary.

When circumstances indicate that an impairment may have occurred, the Company tests such assets for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

such assets and their eventual disposition to their carrying amounts. If the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss, measured as the excess of the carrying value of the asset over its estimated fair value, is recognized. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Goodwill

We review goodwill for impairment each year on December 31st or more frequently when events or significant changes in circumstances indicate that the carrying value may not be recoverable. Under ASC 350-20-35-4 through 35-8A, the goodwill impairment test requires a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. The Company has only one reporting unit and as such the impairment analysis was done by comparing the Company’s market capitalization with its book value of equity. As of our December 31, 2015, the Company’s market capitalization exceeded its book value of equity and as such no impairment of goodwill was indicated. See Note 7 — Goodwill and Intangible Assets for additional information.

Intangible Assets

Intangible assets with definite lives subject to amortization are amortized on a straight-line basis. We also review these intangibles for impairment when events or significant changes in circumstance indicate that the carrying value may not be recoverable. Events or circumstances that indicate that impairment testing may be required include the loss of a significant customer, loss of key personnel or a significant adverse change in business climate or regulations. There were no events or circumstances noted and as such no impairment analysis was done for intangible assets subject to amortization. See Note 7 — Goodwill and Intangible Assets for additional information.

Common Stock Purchase Warrants

The Company classifies as equity any warrants contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the Company’s control) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

The Company assesses classification of its common stock purchase warrants and other freestanding derivatives, if any, at each reporting date to determine whether a change in classification between assets and liabilities is required.

Financial Liabilities

Financial liabilities correspond to the financing obtained by the Company through bank credit facilities and accounts payable to suppliers and creditors. Financial liabilities are initially recognized based on their fair value, which is usually equal to the transaction value less directly attributable costs. Subsequently, such financial liabilities are carried at their amortized cost according to the effective interest rate method determined at initial recognition, and recognized in the results of the period during the time of amortization of the financial obligation.

Warrant liability

An aggregate 9,200,000 warrants were issued as a result of the Public Offering, the Private Placement and the Merger. Of the aggregate total, 4,200,000 warrants were issued in connection with the Public Offering (“IPO Warrants”), 4,800,000 warrants were issued in connection with the Private Placement (“Insider

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

Warrants”), and 200,000 warrants were issued upon conversion of a promissory note at the closing of the Merger (“Working Capital Warrants”). The Company classifies the warrant instruments as a liability at their fair value because the warrants do not meet the criteria for equity treatment under guidance contained in ASC 815-40-15-7D. The aggregate liability is subject to re-measurement at each balance sheet date and adjusted at each reporting period until exercised or expired, and any change in fair value is recognized in the Company’s consolidated statement of operations.

When the warrants are exercised for ordinary shares, the Company re-measures the fair value of the exercised warrants as of the date of exercise using available fair value methods and records the change in fair value in the consolidated statement of operations, and records the fair value of the exercised warrants as additional paid in capital in the shareholders equity section of the Company’s consolidated balance sheet.

Following the SEC’s Notice of Effectiveness dated June 16, 2014 of the Company’s registration statement on Form S-1 that registered the IPO Warrants and the Working Capital Warrants, an aggregate of 2,428,494 Warrants have been exercised as of December 31, 2015. See more about the Company’s registration statement at Note 16.

Earnout shares liability

In accordance with ASC 815 — Derivatives and hedging, the earnout shares are not considered indexed to the Company’s own stock and therefore are accounted for as a liability with fair value changes being recorded in the consolidated statements of operations and comprehensive income. Earnout shares are released from the escrow account upon achievement of the conditions set forth in the earnout share agreement. At this time the shares are recorded out of the earnout share liability and into common stock and additional paid in capital within the shareholders equity section of the Company’s consolidated balance sheets.

Unit Purchase Options

The Unit Purchase Options (“UPOs”) are derivative contracts in the entity’s own equity in accordance with guidance in ASC 815-40, paragraphs 15-5 through 15-8 and are not accounted for as assets or liabilities requiring fair value estimates for the derivative contract in each reporting period.

The Company accounted for issued UPOs, at issuance date in March 2012, at their fair market value calculated using a Black-Scholes option-pricing model, including the amount of $500,100 received in cash payments, as an expense of the Public Offering resulting with a charge directly to shareholders’ equity.

In November and December 2015, holders of UPOs exercised 803,468 unit options (one share and one warrant) and simultaneously exercised the underlying warrants on a cashless basis, resulting in the issuance of 592,656 ordinary shares. No cash was received in this simultaneous transaction. Because of the UPOs are accounted for in shareholders’ equity as instruments indexed to the Company’s own equity, and no cash or other consideration was received or liabilities were settled, there is no measurement or re-measurement of fair value for the purposes of reclassification out of retained earnings into additional paid in capital (see note 16).

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. ASC 718 requires compensation costs related to share-based transactions, including employee stock options, to be recognized based on fair value. The Company accounts for share-based awards exchanged for employee services at the estimated grant date fair value of the award. During December 31, 2015 and 2014, no share-based awards have been granted to employees.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

Derivative Financial Instruments

The Company records all derivatives on the balance sheet at fair value, regardless of the purpose or intent for holding them. The Company has not designated its derivatives as hedging instruments; therefore, the Company does not designate them as fair value or cash flow hedging instruments. The accounting for changes in fair value of the derivatives is recorded within the Company’s consolidated statement of operations.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, establishes a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. We primarily apply the market approach for financial assets and liabilities measured at fair value on a recurring basis. Fair value is the price we would receive to sell and asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

The standard describes three level of inputs that may be used to measure fair value:

Level 1:  Quoted prices in active markets for identical assets or liabilities

Level 2:  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

See Note 13 — Fair value measurements.

Revenue Recognition

Our principal sources of revenue are derived from product sales of manufactured glass and aluminum products. Revenue is recognized when (i) persuasive evidence of an arrangement exists in the form of a signed purchase order or contract, (ii) delivery has occurred per contracted terms, (iii) fees and prices are fixed and determinable, and (iv) collectability of the sale is reasonably assured. All revenue is recognized net of discounts, returns and allowances. Delivery to the customer is deemed to have occurred when the title is passed to the customer. Generally, title passes to the customer upon shipment, but title transfer may occur when the customer receives the product based on the terms of the agreement with the customer.

Revenues from fixed price contracts, which amount to approximately 22% of the Company’s sales for the year ended December 31, 2015 are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Revenues recognized in advance of amounts billable pursuant to contracts terms are recorded as unbilled receivables on uncompleted contracts based on work performed and costs to date. Unbilled receivables on uncompleted contracts are billable upon various events, including the attainment of performance milestones, delivery and installation of products, or completion of the contract. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing expected profits each period. Changes in contract estimates occur for a variety of reasons, including changes in contract scope, estimated revenue and estimated costs to complete. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in contract performance and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined and do not have a material effect on the Company’s financial statements.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

Shipping and Handling Costs

The Company classifies amounts billed to customers related to shipping and handling as product revenues. The Company records and presents shipping and handling costs in selling expenses.

Sales Tax and Value Added Taxes

The Company accounts for sales taxes and value added taxes imposed on its goods and services on a net basis — value added taxes paid for goods and services purchased is netted against value added tax collected from customers and the net amount is paid to the government. The current value added tax rate in Colombia for all of the Company’s products is 16%. A municipal industry and commerce tax (ICA) sales tax of 0.7% is payable on all of the Company’s products sold in the Colombian market.

Product Warranties

The Company offers product warranties in connection with the sale and installation of its products that are competitive in the markets in which the products are sold. Standard warranties depend upon the product and service, and are generally from five to ten years for architectural glass, curtain wall, laminated and tempered glass, window and door products. Warranties are not priced or sold separately and do not provide the customer with services or coverages in addition to the assurance that the product complies with original agreed-upon specifications. Claims are settled by replacement of the warrantied products.

The Company evaluated historical information regarding claims for replacements under warranties and concluded that the costs that the Company have incurred in relation to these warranties have not been material.

Other Income (expenses)

The Company recognizes other income and expenses from gain and losses on change in fair value of warrant liability, gains and losses from change in fair value of earnout share liability, interest expense, interest income, and foreign currency transaction gain and losses, and proceeds from sales of scrap materials and other activities not related to the Company’s operations.

Non-operating income (net) on our consolidated statement of operations amounted to $13,877 and $12,235, for the years ended December 31, 2015 and 2014, respectively. Included within these amounts there were net gains from foreign currency transactions amounting to $10,059 and $10,790, for the years ended December 31, 2015 and 2014, respectively.

Advertising Costs

Advertising costs are expensed as they are incurred and are included in general and administrative expenses. Advertising costs for the years ended December 31, 2015 and 2014 amounted to approximately $936 and $420, respectively.

Employee Benefits

The Company provides benefits to its employees in accordance with Colombian labor laws. Employee benefits do not give rise to any long term liability.

Income Taxes

The Company’s operations in Colombia are subject to the taxing jurisdiction of the Republic of Colombia. Tecnoglass LLC and Tecnoglass RE LLC are subject to the taxing jurisdiction of the United States. TGI and Tecnoglass Holding are subject to the taxing jurisdiction of the Cayman Islands. Annual tax periods prior to December 2014 are no longer subject to examination by taxing authorities in Colombia.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position. There are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company records interest and penalties, if any, as a component of income tax expense.

The Company accounts for income taxes under the asset and liability model (ASC 740 “Income Taxes”) and recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. A valuation allowance is established when management determines that it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company presents deferred tax assets and liabilities net as either an asset or liability, depending on the net deferred tax position and separating current deferred income taxes from non-current income taxes.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Earnings per Share

The Company computes basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Income per share assuming dilution (diluted earnings per share) would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. The Company considered the dilutive effect of warrants, earnout shares and options to purchase ordinary shares in the calculation of diluted income per share, which resulted in 3,890,059 shares of dilutive securities for the years ended December 31, 2014. Calculation of earnings per share or the year ended December 31, 2015, excludes the effect of 3,502,079 shares of dilutive securities given their inclusion would be antidilutive given the net loss for the period.

Recently Issued Accounting Pronouncements

In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers —  Deferral of the Effective Date.” ASU 2015-14 defers the effective date of Update 2014-09 for all entities by one year. Early adoption is permitted. Below is the description of ASU 2014-09 which the Company is currently evaluating.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09). ASU 2014-09 provides guidance for revenue recognition and affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. The core principle of ASU 2014-09 is the recognition of revenue when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, companies will need to use more judgment and make more estimates than under the current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017 and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 3. Summary of significant accounting policies  – (continued)

adoption (which includes additional footnote disclosures). The Company is currently evaluating the method and impact the adoption of ASU 2014-09 will have on the Company’s consolidated financial statements and disclosures.

In September 25, 2015, the FASB issued ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, that eliminates the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. Early adoption is permitted. The Company early adopted ASU 2015-16 and the impact on prior year is included in note 19.

On February 25, 2016, the FASB released ASU 2016-02, “Leases — ASC 842”, completing its project to overhaul lease accounting under ASC 840. The new guidance requires the recognition of most leases on its balance sheet. Also, a modified retrospective transition will be required, although there are significant elective transition reliefs available for both lessors and lessees. This standard is effective for public companies in fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of analyzing the new standard.

Note 4. Trade Accounts Receivable

Trade accounts receivable consists of the following:

	December 31,
	2015	2014
Trade accounts receivable	$52,547	$44,828
Less: Allowance for doubtful accounts	(32)	(110)
	$52,515	$44,718

The changes in allowances for doubtful accounts for the years ended December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Balance at beginning of year	$110	$403
Provision for bad debts	1,286	20
Deductions and write-offs	(1,364)	(313)
Balance at end of year	$32	$110

Note 5. Other Assets

Other assets consists of the following

	December 31,
	2015	2014
Advances to Suppliers and Loans	$835	$1,353
Prepaid Income Taxes	6,069	3,376
Employee Receivables	327	552
Other Creditors	563	227
	$7,794	$5,508

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 6. Other Long Term Assets

	December 31,
	2015	2014
Real estate Investments	$4,944	$—
Acquired assets pending purchase price allocation	—	4,134
Other Long Term Assets	1,476	587
	$6,420	$4,721

Acquired assets pending purchase price allocation are assets acquired from Glasswall LLC in December of 2014. See Note 19 — Business Combinations for more information.

Note 7. Goodwill and Intangible Assets

Goodwill

The only goodwill the Company has on its balance sheet is in connection with the acquisition of Glasswall LLC. As of December 31, 2014, the Company’s provisional amounts for the fair value of the assets acquired did not result in goodwill. However, after the measurement period adjustments became finalized, the Company reallocated $1,330 from Acquired assets pending purchase price allocation under Other long term assets to goodwill.

The Company has only one reporting unit and as such the impairment analysis was done by comparing the Company’s market capitalization with its book value of equity. For purposes of testing goodwill for impairment as of December 31, 2015, the Company compared its market capitalization amounting to $366 million to its book value of equity amounting to $67.7 million. No goodwill impairment was necessary since the Company’s market capitalization exceeded its book value of equity.

During 2015 there was no impairments, foreign currency exchange movements, or acquisitions and as such the goodwill balance did not change after the measurement period adjustment related to December 31, 2014.

Goodwill as of 12/31/2014 before measurement period adjustment	$—
Measurement period adjustment	1,330
Goodwill as of 12/31/2014	1,330
Goodwill as of 12/31/2015	1,330

Intangible Assets, Net

In connection to our acquisitions of RC Aluminum and Glasswall LLC, our intangible assets were recorded at their estimated fair value. In relation to the Glasswall LLC acquisition, we have recognized measurement period adjustments as provisional amounts became finalized during the final valuation assessment of the intangibles assets that existed as of the acquisition date.

Intangible assets, net include the following Miami-Dade County Notices of Acceptances (NOA’s):

	December 31,
	2015	2014
Gross amount	3,455	1,944
Accumulated Amortization	(1,535)	(470)
Intangible assets, net	1,920	1,474

The weighted average amortization period is 10 years.

During the twelve months ended December 31, 2015 and December 31 2014, the amortization expense amounted to $1,063 and $470, respectively, and was included within the general and administration expenses

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 7. Goodwill and Intangible Assets  – (continued)

in our consolidated statement of operations. Also, during the twelve months ended December 31, 2015 NOAs amounting to $1,500 were reclassified from other long term assets pursuant to the final purchase price allocation of the Glasswall acquisition (See note 19) upon completion of the measurement period adjustment. There were no acquisitions or impairment and these intangibles are not subject to foreign currency translation adjustments since they are recorded at the Company’s reporting currency.

The estimated aggregate amortization expense for each of the five succeeding years as of December 31, 2015 is as follows:

Year ending	(in thousands)
2016	$496
2017	421
2018	150
2019	150
2020	150
$1,367

Note 8. Inventories

Inventories are comprised of the following

	December 31, 2015	December 31, 2014
Raw materials	$36,254	$22,421
Work in process	3,451	2,136
Finished goods	2,875	2,158
Stores and spares	3,190	2,371
Packing material	241	171
	46,011	29,257
Less: inventory allowances	—	(292)
	$46,011	$28,965

Note 9. Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

	December 31, 2015	December 31, 2014
Building	$41,804	$36,228
Machinery and equipment	107,179	76,497
Office equipment and software	3,528	2,868
Vehicles	1,402	1,412
Furniture and fixtures	1,569	1,651
Total property, plant and equipment	155,482	118,656
Accumulated depreciation and amortization	(33,018)	(31,646)
Net book value of property and equipment	122,464	87,010
Land	13,510	16,970
Total property, plant and equipment, net	$135,974	$103,980

Depreciation expense was $9,906 and $7,531 for the years ended December 31, 2015 and 2014.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 9. Property, Plant and Equipment  – (continued)

Included within the table above are Property, plant and equipment under capital lease, which are comprised of the following:

	December 31, 2015	December 31, 2014
Buildings	$3,625	$376
Land	8,375	18,459
Machinery and Equipment	26,384	3,689
Total assets under capital lease	38,384	22,525
Accumulated Depreciation	(3,822)	(2,522)
Total assets under capital lease, net	$34,562	$20,002

For more information on capital lease obligations see note 10 — Debt. Differences between capital lease obligations and the value of property, plant and equipment under capital lease arise from differences in the maturities of capital lease obligations and the useful lives of the underlying assets.

The roll forward of Property, plant and equipment for the years ended December 31, 2015 and 2014 was as follows:

	December 31,
	2015	2014
Property, Plant and Equipment
Beginning balance	$135,626	$118,299
Acquisitions	82,032	52,626
Purchase price allocation adjustment	1,170	—
Disposals	(2,114)	(4,909)
Reclassification to investment property	(5,080)	—
Effect of Foreign currency translation	(42,642)	(30,390)
Ending Balance	$168,992	$135,626
Accumulated Depreciation
Beginning Balance	$(31,646)	$(30,919)
Depreciation Expense	(9,906)	(7,531)
Disposals	19	—
Reclassification to investment property	161	—
Effect of Foreign Currency Translation	8,354	6,804
Ending balance	$(33,018)	$(31,646)
Property, plant and Equipment, Net	$135,974	$103,980

Reclassification to investment property corresponds to the reclassification to other long term assets for $4,944 comprised of land and buildings purchased in December 2014 related to the Glasswall acquisition, initially classified as property, plant and equipment. As of December 31, 2015 these assets have been classified as income producing real estate investment included within other long term assets following the Company’s decision to use these assets for investment purposes. The effect of foreign currency translation is the adjustment resulting from translating the amounts from Colombian Pesos, functional currency of some of the Company’s subsidiaries, into U.S. Dollars, the reporting currency.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 10. Debt

The Company’s debt is comprised of the following:

	December 31, 2015	December 31, 2014
Revolving lines of credit	$4,640	$375
Loans	107,692	78,318
Capital Lease	26,082	15,505
Total obligations under borrowing arrangements	$138,414	$94,198
Less: Current portion of long-term debt and other current borrowings	16,921	54,925
Long-term debt	$121,493	$39,273

At December 31, 2015, the Company owed approximately $138,414 under its various borrowing arrangements with several banks in Colombia and Panama including obligations under various capital leases as discussed below. The bank obligations have maturities ranging from six months to 15 years that bear interest at rates ranging from 2.3% to 17,13%. These loans are generally secured by substantially all of the Company’s accounts receivable or inventory, except for the 15-year mortgage secured by the Company’s real properties in Miami-Dade County. Most of the company’s borrowings as of December 31, 2015 were denominated in Colombian pesos except for $52,964 of U.S. Dollar denominated borrowings.

The mortgage loan with TD Bank secured by Tecno RE in December 2014 to finance the acquisition of real property in Miami-Dade County, Florida with an outstanding balance of $3,733 as of December 31, 2015, contained a covenant requiring a 1.0:1 debt service coverage ratio measured on an annual basis. At December 31, 2015, the Company did not meet the required covenant and received a waiver from TD Bank to defer testing of the covenant until December 31, 2016 with no other remedy or conditions imposed.

The Company had $8,524 and $7,362 of property, plant and equipment as well as $0 and $435 of other long term assets pledged to secure $48,056 and $26,856 under various lines of credit as of December 31, 2015 and 2014, respectively.

Net proceeds from debt were $10,449 and $9,185 during the years ended December 31, 2015 and 2014, consisting of $112,805 and $87,109 new obligations entered with similar terms to existing debt, and repayments of debt for $102,356 and $77,924 for the years ended December 31, 2015 and 2014, respectively.

On January 7, 2016, the Company entered into a $109.5 million, seven-year senior secured credit facility. Proceeds from the new facility were used to refinance $83.5 million of existing debt, with the remaining $26.0 million available to the Company for capital expenditures and working capital needs. Approximately $48.4 million of the new facility were used to refinance short term debt as long term debt. The Company’s consolidated balance sheets as of December 31, 2015 reflects the effect of this refinance of the Company’s current portion of long term debt and other current borrowings into long term debt based on the Company’s intent as of that date.. The new facility features two tranches, including one tranche denominated in USD representing 71% of the facility and another tranche denominated in Colombian Pesos (COP) representing the remaining 29%. Borrowings under the facility will bear interest at a weighted average interest rate of 7% for the first year, and thereafter at a rate of LIBOR plus 5.25% and DTF (Colombian index) plus 5.00% for the respective USD and COP denominated tranches.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 10. Debt  – (continued)

Maturities of long term debt and other current borrowings are as follows as of December 31, 2015:

Year Ending December 31,
2016	$16,921
2017	6,876
2018	9,649
2019	14,062
2020	20,388
Thereafter	70,518
Total	$138,414

Revolving Lines of Credit

The Company has approximately $7,264 in two lines of credit under a revolving note arrangement as of December 31, 2015. The floating interest rates on the revolving notes are between DTF+4% and DTF+6%. DTF is the primary measure of interest rates in Colombia. The notes are secured by all assets of the Company. At December 31, 2015 and 2014, $4,640 and $375 was outstanding under these lines, respectively.

Capital Lease Obligations

The Company is obligated under various capital leases under which the aggregate present value of the minimum lease payments amounted to approximately $21,161. The present value of the minimum lease payments was calculated using discount rates ranging from 9.2% to 11.4%.

The future minimum lease payments under all capital leases at December 31, 2015 are as follows:

Year Ending December 31,
2016	$4,652
2017	4,005
2018	4,401
2019	4,899
2020	5,567
Thereafter	10,831
Total minimum lease payments	34,355
Amount representing interest	(8,273)
Net minimum lease payments	$26,082

Differences between capital lease obligations and the value of property, plant and equipment arise from differences in the maturities of capital lease obligations and the useful lives of the underlying assets.

Interest expense for the year ended December 31, 2015 and 2014 was $9,274 and $8,900, respectively. During the year ended December 31, 2015, the Company capitalized interests for the amount of $1,383.

Note 11. Note Payable to Shareholder

From September 5, 2013 to November 7, 2013 A. Lorne Weil loaned the Company $150 of which $70 was paid at closing of the Merger and $80 remained unpaid as of December 31, 2014 and December 31, 2013. During the second quarter of 2014, the Company paid $1 and a balance of $79 remains unpaid as of December 31, 2015.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 12. Income Taxes

The Company files income tax returns for TG and ES in the Republic of Colombia where, as a general rule, taxable income for companies is subject to a 25% Income Tax rate, except for taxpayers with special rates approved by the Congress. A minimum taxable income is calculated as 3% of net equity on the last day of the immediately preceding period and is used as taxable income if it is higher than taxable income otherwise calculated. Tecnoglass Inc, as well as all the other subsidiaries in the Cayman Islands and Panama do not currently have any tax obligations.

On December 23, 2014, Colombia’s president signed into effect a tax reform bill amending the Colombian Tax Statute fixing the Income Tax Rate at 25%. An additional income tax for social equity, the CREE Tax, is based on taxable income and applies at a rate of 9% to certain taxpayers including the Company. Prior to the reform, the CREE Tax would only apply for years 2013 – 2015. The reform makes the CREE tax rate of 9% permanent and an additional CREE Surtax will also apply for the years 2015 through 2018 at varying rates. The Income tax reform resulted in deferred tax liabilities being increased by $286 at December 31, 2014 when compared with previous income tax rates.

The following table summarizes income tax rates under the tax reform law.

	2015	2016	2017	2018	2019
Income Tax	25%	25%	25%	25%	25%
CREE Tax	9%	9%	9%	9%	9%
CREE Surtax	5%	6%	8%	9%	—
Total Tax on Income	39%	40%	42%	43%	34%

The components of income tax expense (benefit) are as follows:

	December 31,
	2015	2014
Current income tax
Colombia	$20,810	$9,453
Deferred income Tax
Colombia	(119)	(915)
Total Provision for Income Tax	$20,691	$8,538

A reconciliation of the statutory tax rate in Colombia to the Company’s effective tax rate is as follows:

	December 31,
	2015	2014
Income tax expense at statutory rates	39.0%	34.0%
Non-deductible expenses	224.3%	19.3%
Non-taxable income	-2.2%	-6.0%
Effective tax rate	261.1%	47.3%

The Company’s effective tax rate of 261% and 47.3% for the year ended December 31, 2015 reflects non-deductible losses of $24,901 due to the change in fair value of the Company’s warrant liability during the year ended December 31, 2015 which contributed to 122.5 percentage points in the reconciliation of the Company’s effective income tax rate to the statutory rate and non-deductible losses of $10,858 and $10,807 due to the change in fair value of the Company’s earnout share liability during the year ended December 31, 2015 and 2014, respectively, which contributed to 53.4 percentage points and 20.4 percentage points in the reconciliation of the Company’s effective income tax rate to the statutory rate.. There were no other individual

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 12. Income Taxes  – (continued)

items that contributed 5 percentage points or more in the reconciliation of the Company’s effective tax rate and the statutory rate during the years ended December 31, 2015 and none during the year ended December 31, 2014.

The Company has the following net deferred tax assets and liabilities:

	December 31,
	2015	2014
Deferred tax assets:
Accounts Receivable Clients – not delivered FOB	$2,402	$1,260
Unbilled receivables on uncompleted contracts	—	2,452
Depreciation	327	1,542
Financial Liabilities	0	5
Deferred profit on other assets	433	—
Provision Inventory obsolescence	—	114
Total deferred tax assets	3,162	$5,373
Less: Current portion of deferred tax assets	2,271	4,960
Long term portion of deferred tax assets	891	413
Deferred tax liabilities:
Inventory – not delivered FOB	$1,646	$984
Unbilled receivables uncompleted contracts	3,947	6,325
Depreciation	311	485
Financials Liabilities	2	—
Provision Accounts Receivable		622
Total deferred tax liabilities	$5,905	$8,416
Less: Current portion of deferred tax liability	5,654	8,008
Long term portion of deferred tax liability	251	408
Net deferred tax liability	$2,744	$3,043

The Company does not have any uncertain tax positions for which it is reasonably possible that the total amount of gross unrecognized tax benefits will increase or decrease within twelve months of December 31, 2015. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business and may be subject to inspection by the Colombian tax authorities for a period of up to two years until the statute of limitations period elapses.

Note 13. Fair Value Measurements

The Company accounts for financial assets and liabilities in accordance with accounting standards that define fair value and establish a framework for measuring fair value. The hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset’s or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 13. Fair Value Measurements  – (continued)

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and advances from customers approximate their fair value due to their relatively short-term maturities. The Company bases its fair value estimate for long term debt obligations on its internal valuation that all debt is floating rate debt based on current interest rates in Colombia.

Financial assets and liabilities measured at fair value on a recurring basis:

At December 31, 2015	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable equity securities	428	—	—
Earnout Shares Liability	—	—	34,154
Warrant Liability	—	—	31,213
Interest Rate Swap Derivative Liability	—	42	—

At December 31, 2014	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable equity securities	667	—	—
Earnout Shares Liability			29,061
Warrant Liability	—	—	19,991
Interest Rate Swap Derivative Liability	—	134	—

As of December 31, 2015, financial instruments carried at amortized cost that do not approximate fair value consist of long-term debt. See Note 10 — Debt. The fair value of long term debt was calculated based on an analysis of future cash flows discounted with our average cost of debt which is based on market rates, which are level 2 inputs.

The following table summarizes the fair value and carrying amounts of our long term debt:

	December 31
	2015	2014
Fair Value	138,347	43,266
Carrying Value	121,493	39,273

Note 14. Related Parties

The Company’s major related party entities disclosed in this footnote are: (i) ES Windows LLC (“ESW LLC”), a Florida LLC that imports and resells the Company’s products and is owned by related party members, (ii) Ventanas Solar S.A. (“VS”), an importer and installer based in Panama and owned by related party family members, and (iii) Union Temporal ESW (“UT ESW”), a temporary contractual joint venture with Ventanar S. A. under Colombian law that is managed by related parties and that expires at the end of its applicable contract.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 14. Related Parties  – (continued)

The following is a summary of assets, liabilities, and income and expense transactions with all related parties, shareholders, directors and managers:

	At December 31, 2015	At December 31, 2014
Assets
Current Assets
Due from ESW LLC	$17,887	$13,814
Due from VS	6,895	7,979
Due from UT ESW	—	2,001
Due from other related parties	3,291	4,770
	$28,073	$28,564
Long Term Trade receivable from VS	$2,536	$4,220
Investments	64	84
Liabilities
Due to related parties	$(1,283)	$(1,999)

	December 31, 2015	December 31, 2014
Revenues	$58,200	$47,630
Interest Income	451	—
Expenses –
Fees paid to Directors and Officers	1,871	1,327
Paid to other related parties	3,036	3,549

Sales to other related parties were less than $0.1 million in the year ended December 31, 2015 and 2014.

Due from other related parties as of December 31, 2015 includes $657 due from Daesmo, $524 from Consorcio Ventanar ESW — Boca Grande. Also included within due from other related parties is a loan to Finsocial, a company that makes loans to public school system teachers with balances were $256 and $2,255 as of December 31, 2015 and 2014, respectively.

Paid to other related parties during the year ended December 31, 2015 include charitable contributions to the Company’s foundation for $1,234, sales commissions for $1,107 and other services for $694.

During 2015 and 2014, the Company and VS executed a short-term payment agreement and a three-year payment agreement that were mainly created to fund working capital to VS due the timing difference between the collections from VS’s customers. The interest rate of these payment agreements are Libor + 4.7% paid semiannually and Libor +6.5% paid monthly for the short-term agreement and the three-year agreement, respectively.

In December 2014, ESW LLC, a related party, guaranteed a mortgage loan for $3,920 for the acquisition of real properties in Miami-Dade County, Florida by Tecnoglass RE LLC, a wholly owned subsidiary of the Company.

Analysis of variable interest entities

The Company conducted an evaluation of its involvement with all its significant related party business entities as of December 31, 2015 and 2014 in order to determine whether these entities were variable interest entities (“VIE”) requiring consolidation or disclosures in the financial statements of the Company.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 14. Related Parties  – (continued)

The Company evaluated the purpose for which these entities were created and the nature of the risks in the entities as required by the guidance under ASC 810-10-25 — Consolidation and related Subsections.

From all the entities analyzed, only two entities, ESW LLC and VS, resulted in having variable interests. However, as of the date of the initial evaluation and for the year ended December 31, 2015, the Company concluded that both entities are not deemed VIEs and as such these entities should not be consolidated within the Company’s consolidated financial statements.

The Company’s analysis that was performed previously for the preparation of the financial statements as of December 31, 2014 concluded that these entities were VIEs. However, further analysis of the facts and circumstances surrounding the Company’s accounting of ESW LLC and VS performed during 2015 determined that the prior analysis was in error. The Company considered a quantitative and qualitative materiality assessment of the disclosure error and concluded it was not material to the Company’s previously reported financial statements.

Note 15. Derivative Financial Instruments

In 2012, the Company entered into three interest rate swaps (IRS) contracts as economic hedges against interest rate risk through 2017, and two currency forward contracts as economic hedges against foreign currency rate risk on U.S. dollar loans. The currency forwards expired in January 2014. Hedge accounting treatment per guidance in ASC 815-10 and related Subsections was not pursued at inception of the contracts. Changes in the fair value of the derivatives are recorded in current earnings. The derivatives were recorded as a liability on the Company’s balance sheet at an aggregate fair value of $42 and $134 as of December 31, 2015 and 2014, respectively.

Note 16. Warrant Liability and Earnout Shares Liability

Warrant Liability

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model. This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies. The inputs to the model were as follows:

	December 31,
	2015	2014
Stock Price	$13.74	$10.15
Dividend Yield	*	N/A
Risk-free rate	0.65%	0.67%
Expected Term	0.97	1.97
Expected Volatility (level 3 input)	37.69%	33.62%

*	A quarterly dividend of $0.125 per share commencing in the second quarter of 2016 was assumed.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 16. Warrant Liability and Earnout Shares Liability  – (continued)

Changes in assumptions could have significant impact on the fair valuation attributed to the Company’s warrants. When these assumptions change or become known in the future, such differences will impact the liability carrying value in the period in which they change or become known. The company performed a sensitivity analysis on the redeemable and non-redeemable warrants to assess the impact of a change in the assumptions.

•	The value of the redeemable warrants is sensitive to changes in the Company's common share price. An increase or decrease in the common share price of 5% would result in an increase or decrease in the value of the redeemable warrants of approximately 4.5% and 11.5% respectively. The potential increase is limited by the redemption feature. The value of the redeemable warrants is not particularly sensitive to changes in volatility (a 5% increase or decrease would result in a less than a 1% change in the value of the redeemable warrants), or the risk-free rate (a 50bps increase or decrease would result in less than a 0.25% change in value of the redeemable warrants). The value of the redeemable warrants are, in fact, almost completely insensitive to any changes in the risk-free rate or volatility. This is due to combination of the following circumstances 1) being close to their maximum value (i.e $13.74 common stock price vs. $14.00 redemption price), 2) their short remaining life (~1 year), and 3) the likelihood of exercise before the first dividend payment.
•	The value of the non-redeemable warrants is sensitive to changes in the Company's common share price. An increase or decrease in the common share price of 5% would result in an increase or decrease in the value of the non-redeemable warrants of approximately 11.5%, respectively. The value of the non-redeemable warrants is not particularly sensitive to changes in volatility assumption (a 5% increase or decrease would result in a less than a 1% change in the non-redeemable warrant value), or changes in the risk-free rate assumption (a 50bps increase or decrease would result in less than a 0.25% change in the non-redeemable warrant value).

The table below provides a reconciliation of the beginning and ending balances for the warrant liability measured using significant unobservable inputs (Level 3):

Balance – December 31, 2014	$19,991
Fair value adjustment for year ended December 31, 2015	11,222
Balance at December 31, 2015	$31,213

The Company’s warrants are exercisable by the warrant holder in either of two modes: (i) by making a cash payment at the exercise price and receiving ordinary shares (“cash exercise”), or (ii) by applying a formula in the warrant agreement that is based on the market price of the shares on the NASDAQ market in order to receive ordinary shares for the warrant with no cash payment (“cashless exercise”). Of 2,428,494 aggregate warrants exercised since the merger in December 2013, warrant holders exercised 102,570 warrants for an equal number of shares on a cash basis, and 2,325,924 warrants for 1,001,848 ordinary shares on a cashless basis.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 16. Warrant Liability and Earnout Shares Liability  – (continued)

When the warrants are exercised for ordinary shares, the Company re-measures the fair value of the exercised warrants as of the date of exercise using quoted prices on the OTC Pink Markets and records the change in fair value in the consolidated statement of operations, and records the fair value of the exercised warrants as additional paid-in capital in the shareholders equity section of the Company’s balance sheet. In the year ended December 31, 2015, the Company recorded $8,591 in the consolidated statement of operations for the change in fair value of exercised warrants and recorded $13,679 as additional paid-in capital in the shareholders equity section of the Company’s consolidated balance sheet as below:

	Number of Warrants	Average Value	Fair Value
Opening balance as of January 1, 2015	9,097,430	$2.19	$19,991
Change in fair value to the date of cashless exercise charged to income statement	2,325,924	$3.69	$8,591
Fair value of warrants exercised credited to shareholders equity	2,325,924	$5.88	$(13,679)
Change in fair value of unexercised warrants remaining at December 31, 2015	6,771,506	$2.41	$16,310
Closing balance as of December 31, 2015	6,771,506	$4.61	$31,213
Net gain on exercise of warrants	2,325,924	$2.19	$(5,088)
Total change in warrant liability due exercise of warrants and change in fair value of remaining warrants	—	—	$11,222

Earnout Shares Liability

The fair value of the earnout shares liability is calculated using a Monte Carlo simulation, whereby future net revenue was simulated over the earnout period using a geometric Brownian Motion. Our model utilized management’s forecasted net sales and was performed in a risk-neutral environment. The inputs to the model were as follows:

	December 31,
	2015	2014
Stock Price	$13.74	$10.15
Risk-free rate	0.41%	0.67%
Expected Term	1 year	2 years
Asset Volatility (level 3 input)	38%	34%
Equity Volatility (level 3 input)	45%	40%

*	A quarterly dividend of $0.125 per share commencing in the second quarter of 2016 was assumed.

The value of the earnout share liability is sensitive to changes in equity volatility and the forecasted EBITDA of the company. An increase or decrease in the equity volatility of 5% would result in an increase or decrease in the value of the earnout share liability of approximately 0.3%, respectively. An increase or decrease in the EBITDA of 5% would result in an increase or decrease in the value of the earnout share liability of approximately 0.3%, respectively.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 16. Warrant Liability and Earnout Shares Liability  – (continued)

The table below provides a reconciliation of the beginning and ending balances for the earnout shares liability measured using significant unobservable inputs (Level 3):

Balance – December 31, 2013	$18,254
Fair value adjustment for year ended December 31, 2014	10,807
Balance – December 31, 2014	29,061
Fair value adjustment for year ended December 31, 2015	10,858
Fair value of earnout shares issued credited to shareholders equity	(5,765)
Balance at December 31, 2015	$34,154

The Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) as of August 17, 2013. Pursuant to the Merger Agreement, on the closing date of December 20, 2013, the Company issued 3,000,000 Ordinary Shares (“Earnout Shares”) to be held in escrow and to be released after the closing based on the Company’s achievement of specified share price targets or targets based on Tecnoglass Holding’s net earnings before interest income or expense, income taxes, depreciation, amortization and any expenses arising solely from the merger charged to income (“EBITDA”) in the fiscal years ending December 31, 2014, 2015 or 2016. The following table sets forth the targets and the number of Earnout Shares issuable upon the achievement of such targets:

	Ordinary Share Price Target	EBITDA Target		Number of Earnout Shares
		Minimum	Maximum	Minimum	Maximum
Fiscal year ending 12/31/14	$12.00 per share	$30,000	$36,000	416,667	500,000
Fiscal year ending 12/31/15	$13.00 per share	$35,000	$40,000	875,000	1,000,000
Fiscal year ending 12/31/16	$15.00 per share	$40,000	$45,000	1,333,333	1,500,000

If either the ordinary share target or the maximum EBITDA target is met in any fiscal year, Energy Holding Corp. receives the maximum number of earnout shares indicated for the year. In the event the ordinary share target is not met but the combined company’s EBITDA falls within the minimum and maximum EBITDA target for a specified year, the number of earnout shares to be issued will be interpolated between such targets. In the event neither the ordinary share target nor the minimum EBITDA target is met in a particular year, but a subsequent year’s share price or EBITDA target is met, Energy Holding Corp. will earn the earnout shares for the previous year as if the prior year’s target had been met.

Note 17. Commitments and Contingencies

Guarantees

Guarantees on behalf of or from related parties are disclosed in Note 14 — Related Parties.

Legal Matters

Tecnoglass S.A. and Tecnoglass USA, Inc., a related party, were named in a civil action for wrongful death, negligence and negligent infliction of emotional distress arising out of a workplace accident where a crate of glass fell and fatally crushed a worker during the unloading process. TG denied liability and rigorously defended the claim in court. TG’s insurance carrier provided coverage to TG under a $3.0 million wasting policy, which meant that the attorneys’ fees and expenses incurred during the defense of the claim reduced the amount of coverage available. On October 1, 2014 the case was settled. The plaintiffs accepted $1,075, with a payment time of 60 days. The Company’s insurance policy covered 90% of the loss.

Tecnoglass S.A. is also a named defendant in in the matter of Diplomat Properties, Limited Partnership as assignee of Shower Concepts, Inc. v. Tecnoglass Colombia, S.A. in the 17th Judicial Circuit in and for Broward County, Florida. Plaintiff Diplomat Properties, Limited (“Diplomat”) has asserted a claim for

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 17. Commitments and Contingencies  – (continued)

indemnification against TG and Tecnoglass USA, Inc. The claim arises from the supplying of glass shower doors to a hotel/spa in Broward County, Florida. Specifically, in 2006, Diplomat commenced arbitration against Shower Concepts, Inc. seeking damages for breach of contract due to fractures in the installed glass shower doors. Diplomat initiated a complaint asserting various claims which were dismissed with prejudice. The only remaining claim against the Tecnoglass entities is common law indemnification. TG denies liability and asserts that Shower Concepts was at fault and that as a joint tort feasor, it cannot sue for indemnity. A trial date has not yet been set for this case. The claim was settled in December 2015 at no cost to the Company.

C.I. Energia Solar S.A. filed a lawsuit against Bagatelos Arch Glass in Colombia for $1,560 and in March 2, 2016 also filed a lawsuit against Bagatelos Architectural Glass Systems, Inc (“Bagatelos”) in California. The Company’s claim arises from Bagatelos refusing to pay outstanding accounts with the Company alleging mounting damages in Company products that render them outside the terms of sale. The law suit was first filed in Colombia where the court is likely to have jurisdiction since Bagatelos travelled to the factory and inspected the products and fabrication. It is likely that a court in California shall recognize a foreign-country judgment and it is highly likely that the lawsuit filed in California will be placed on temporary hold until a final resolution in the Colombian lawsuit has been completed. Management and ES’ counsel believes that court is likely to rule in favor of the Company and the Company will be able to recover outstanding amount from Bagatelos.

General Legal Matters

From time to time, the Company is involved in legal matters arising in the ordinary course of business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

Note 18. Shareholder’s Equity

Preferred Shares

TGI is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors.

As of December 31, 2015, there are no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 100,000,000 ordinary shares with a par value of $0.0001 per share. As of December 31, 2015, a total of 29,395,636 Ordinary shares were issued and outstanding which includes 2,500,000 Earnout shares which have been issued and placed in escrow but have no voting rights. The Earnout shares are not considered issued and outstanding as a matter of Cayman Islands law.

Legal Reserve

Colombian regulation requires that companies retain 10% of net income until it accumulates to least 50% of subscribed and paid in capital.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 18. Shareholder’s Equity  – (continued)

Earnings per Share

The following table sets forth the computation of the basic and diluted earnings per share for the years ended December 31, 2015 and 2014:

	December 31,
	2015	2014
Numerator for basic and diluted earnings per shares
Net (Loss) Income	(12,765)	9,511
Denominator
Denominator for basic earnings per ordinary share – weighted average shares outstanding	25,447,564	24,347,620
Effect of dilutive warrants and earnout shares	3,502,078	3,890,059
Denominator for diluted earnings per ordinary share – weighted average shares outstanding	28,949,642	28,237,679
Basic earnings per ordinary share	(0.50)	0.39
Diluted earnings per ordinary share	(0.50)	0.34

Calculation of earnings per share for the year ended December 31, 2015 excludes the effect of 3,502,079 dilutive securities because their inclusion would be antidilutive due to the net loss for the period.

Restricted Securities

Energy Holding Corporation, the sole shareholder of Tecnoglass Holding whose shareholders are all of the former shareholders of Tecnoglass and ES, received 20,567,141 ordinary shares in consideration of all of the outstanding and issued ordinary shares of Tecnoglass Holding. Under the terms of the merger agreement, the shareholders of Energy Holding Corporation entered into lock-up agreements precluding the sale or transfer of their shares until December 20, 2014. Certain other holders of ordinary shares and warrants had been restricted from selling any of their securities until December 20, 2014. This restriction expired on that date.

Pursuant to the merger agreement and plan of reorganization and on filing of financial statements for the fiscal year ended December 31, 2014, Energy Holding Corporation received an aggregate of 500,000 ordinary shares based on its achievement of specified EBITDA targets set forth in such agreement and the Company will issue 1,000,000 ordinary shares upon achievement of specified EBITDA target in the fiscal year ended December 31, 2015. Energy Holding Corp. also has the contractual right to receive an additional 1,500,000 ordinary shares, to be released upon the attainment of specified share price targets or targets based on our EBITDA in the fiscal year ending December 31, 2016. The following table sets forth the targets and the number of earnout shares issuable to Tecnoglass Holding shareholders upon the achievement of such targets:

	Ordinary Share Price Target	EBITDA Target		Number of Earnout Shares
		Minimum	Maximum	Minimum	Maximum
Fiscal year ending 12/31/16	$15.00 per share	$40,000,000	$45,000,000	1,333,333	1,500,000

If either the ordinary share target or the maximum EBITDA target is met in any fiscal year, Energy Holding Corp. receives the maximum number of earnout shares indicated for the year. In the event the ordinary share target is not met but the combined company’s EBITDA falls within the minimum and maximum EBITDA target for a specified year, the number of earnout shares to be issued will be interpolated between such targets. In the event neither the ordinary share target nor the minimum EBITDA target is met in

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 18. Shareholder’s Equity  – (continued)

a particular year, but a subsequent year’s share price or EBITDA target is met, Energy Holding Corp. will earn the earnout shares for the previous year as if the prior year’s target had been met.

Long Term Incentive Compensation Plan

On December 20, 2013, our shareholders approved our 2013 Long-Term Equity Incentive Plan (“2013 Plan”). Under the 2013 Plan, 1,593,917 ordinary shares are reserved for issuance in accordance with the plan’s terms to eligible employees, officers, directors and consultants. As of December 31, 2015, no awards had been made under the 2013 Plan.

Registration Statements and Company Securities

On February 11, 2014, the Registrant filed a registration statement on Form S-3 (Registration No. 333-193882), which was subsequently amended on Form S-1 and declared effective by the Securities and Exchange Commission on June 16, 2014 (“2014 Registration Statement”). The 2014 Registration Statement also constituted a Post-Effective Amendment No. 1 to Form S-1 to the Registrant’s Registration Statement No. 333-178061 declared effective on March 16, 2012 (“2012 Registration Statement”).

The Company filed post-effective amendments to the registration statement on Form S-1 filed on Form S-3 pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, to update the 2014 Registration Statement and 2012 Registration Statement to include the audited consolidated financial statements and the notes thereto included in the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on April 15, 2015 and certain other information in such Registration Statements.

The post effective amendments relate to up to 5,904,484 ordinary shares and 3,416,681 warrants of the Company which may be sold from time to time representing up to (i) 649,382 ordinary shares issued pursuant to two subscription agreements in connection with our initial business combination, (ii) 1,040,000 ordinary shares issued in connection with our formation, (iii) 30,018 ordinary shares and 30,018 warrants underlying unit purchase options originally issued in connection with our initial public offering, (iv) 3,386,663 warrants, or “insider warrants,” (and 3,386,663 ordinary shares underlying the insider warrants) purchased in a private placement that was consummated simultaneously with our initial public offering, (v) 78,401 ordinary shares underlying warrants, or “working capital warrants,” issued upon conversion of a promissory note issued in consideration of a working capital loan Securityholder, (vi) 206,547 ordinary shares underlying warrants, or “insider warrants,” purchased in a private placement that was consummated simultaneously with our initial public offering, and (vii) 95,693 ordinary shares sold pursuant to a subscription agreement in March 2014, and (viii) 417,780 ordinary shares issued upon exercise of certain insider warrants and unit purchase options. No additional securities were registered under the registration statement or the amendments thereto. As of the latest practicable date before these financial statements were available for publication, the registration statement had not been declared effective by the SEC.

The Company has not receive any proceeds from the sale of the securities in the registration statement, although the Company could receive up to $56.0 million upon the exercise of all of the insider warrants and working capital warrants, up to $1.0 million upon the exercise of the unit purchase options, up to $0.8 million upon the exercise of the warrants underlying such unit purchase options and up to $20.7 million upon the exercise of the warrants issued in the Public Offering. Any amounts received from such exercises will be used for working capital and other general corporate purposes.

On July 9, 2015, the Company filed an Offer to Exchange Warrants to Acquire Ordinary Shares Of Tecnoglass Inc. for Ordinary Shares of Tecnoglass Inc. (the “Exchange Offer”) in a registration statement on Form S-4 and amendments thereto. The Exchange Offer proposes to acquire all of the Company’s outstanding warrants in exchange for ordinary shares of the Company at conversion ratio of 2.3 in exchange for one ordinary share and subsequently amending its filing on March 11, 2016 to offer an exchange ratio of

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 18. Shareholder’s Equity  – (continued)

2.5 warrants for each ordinary share. The Exchange Offer will remain open for a period of 30 days once exchange documentation is sent to warrant holders and the first quarterly dividend payment as approved by the Board of Directors will be made to shareholders of record 15 days after the end of the Exchange Offer. As of the latest practicable date before these consolidated financial statements were available for publication, the SEC had not yet declared effective the Exchange Offer.

Issuance of Common Stock

In March 2014, the Company entered into an agreement with an affiliate of A Lorne Weil, the Company’s Non-Executive Chairman of the board, for the sale of 95,693 ordinary shares at a price of approximately $10.45 per share in a private placement transaction, for proceeds to the company of $1.0 million.

Following the SEC’s Notice of Effectiveness dated June .16, 2014 of the Company’s registration statement on Form S-1 that registered the IPO Warrants and Working Capital Warrants, 102,570 warrants were exercised by warrant holders as of December 31, 2015 resulting in the issuance of the same number of shares and cash proceeds of $821.

In December 2014, the Company entered into two asset purchase agreements with Glasswall LLC, a south Florida based manufacturer of impact resistant windows and door systems. Total consideration paid by the Company was $9,000, of which 4,000 were paid with the issuance of 388,199 ordinary shares issued to Glasswall at $10.30 per share.

In April 2015, 500,000 shares were issued to Energy Holding Corporation, the sole shareholder of Tecnoglass Holding based on its achievement of the specific EBITDA targets for the year ended December 31, 2014.

From July 6, 2015 to December 31, 2015, 200,000 working capital warrants, 609,255 insider warrants and 1,516,669 warrants issued in our initial public offering were exercised on a “cashless basis” which resulted in the issuance of 1,001,848 ordinary shares as more fully described in Note 15 to these financial statements.

In November and December of 2015, the Company issued 592,656 shares in connection with the exercise of 803,462 unit purchase options and the underlying warrants.

The issuances of stock in 2015 are summarized as follows:

Shares issued for achievement of EBITDA targets	500,000
Shares issued for warrant exercises	1,001,848
Shares issued for exercise of unit purchase options	592,656
Total ordinary shares issued	2,094,504

As of March 28, 2016, the latest practicable date before these consolidated financial statements were available for publication, 102,570 warrants have been exercised for proceeds of $820,560. As of the same date, an additional 200,000 working capital warrants, 609,255 insider warrants and 1,516,669 warrants issued in our initial public offering have been exercised on a “cashless basis” as more fully described in the Notes 16 to these financial statements.

Note 19. Business Combinations

In June 2014, we acquired selected assets of RC Aluminum Industries, Inc. (“RC Aluminum”) for $1,900. RC Aluminum designs, manufactures and installs glass products for architects, designers, developers and general contractors. The primary assets acquired include Miami-Dade County Notices of Acceptance (NOA) form more than 50 products manufactured and sold by RC Aluminum and the right to complete two of RC Aluminum’s contracted projects with an estimated value of approximately $12 million. The assets acquired

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 19. Business Combinations  – (continued)

from RC Aluminum were recorded as intangible assets at fair values including transaction costs of $1,094 for the NOA permitted designs and $850 for the customer list of projects.

In December 2014, we acquired assets of Glasswall, LLC, a Miami, South Florida based manufacturer of impact-resistant windows and door systems used in high-rise commercial and residential buildings. As part of the transaction, we acquired a 160,000 square foot warehouse/manufacturing/office facility in Miami for $5,167, and manufacturing and assembly equipment, and Miami-Dade NOAs for products manufactured and sold by Glasswall and other tangible and intangible assets for $4,134 accounted under other assets as of December 31, 2014.

Total consideration consisted 388,199 ordinary shares for $4,000 in our stock and $5,301 million in cash financed in part by a 15-year, $3.920 term loan that we secured to acquire the facilities. The allocation of the consideration transferred was based on management’s judgement after evaluation of several factors, including a preliminary valuation assessment. Finalization of the analysis resulted in a change in the composition of other assets into equipment, intangible assets, and goodwill. ASC 805 provides for measurement period adjustments, which is the period of time during which the acquirer may adjust preliminary amounts recognized at the acquisition date to their subsequently determined final acquisition date fair value.

The following table summarizes the purchase price allocation of consideration transferred:

	Preliminary Purchase Price Allocation	Measurement period adjustments	Final Purchase Price Allocation
Land	1,952		1,952
Buildings	3,215		3,215
Equipment	—	1,170	1,170
Intangibles (NOAs)	—	1,500	1,500
Goodwill	—	1,330	1,330
Other Assets	4,134	(4,000)	134
Total	9,301		9,301
Consideration Transferred:
Liabilities assumed (mortgage)	3,920
Common Stock	4,000
Cash	1,381
Total consideration transferred	9,301

The excess of the consideration transferred over the estimated fair values of assets acquired and liabilities assumed was recorded as goodwill. The only identifiable intangible asset subject to amortization was the NOAs amounting to $1.5 million, which have a remaining useful life of 10 years. See Note 7 — Goodwill and Intangible Assets for additional information.

Note 20. Segment and Geographic Information

The Company has one operating segment, Architectural Glass and Windows, which is also its reporting segment, comprising the design, manufacturing, distribution, marketing and installation of high-specification architectural glass and windows products sold to the construction industry.

In reviewing the Company’s segmentation, the Company followed guidance under ASC 280-10-50-1 which states that “an operating segment is a component of a public entity that has all of the following characteristics: (i) it engages in business activities from which it may earn revenues and incur expenses

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 20. Segment and Geographic Information  – (continued)

(including revenues and expenses relating to transactions with other components of the same public entity), (ii) its operating results are regularly reviewed by the public entity’s chief operating decision maker [CODM] to make decisions about resources to be allocated to the segment and assess its performance, and (iii) its discrete financial information is available. Based on the Company’s review discussed below, the Company believes that its identification of a single operating and reportable segment — Architectural Glass and Windows — is consistent with the objectives and basic principles of Segment Reporting, which are to “help financial statement readers better understand the public entity's performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole.”

The following tables present geographical information about external customers and revenues from external customer by product groups. Geographical information is based on the location where there the sale was originated.

	December 31,
	2015	2014
Colombia	$81,290	$80,062
United States	141,801	101,612
Panama	7,329	11,351
Other	8,413	4,427
Total Revenues	$238,833	$197,452

	December 31,
	2015	2014
Glass and framing components	$85,034	$69,122
Windows and architectural systems	153,799	128,330
Total Revenues	$238,833	$197,452

Excluding related parties, only one customer accounted for more than 10% or more of our net sales, amounting to 32.0 million or 13% of sales each one during the year ended December 31, 2015. The loss of such customer would not have a material adverse effect on the Company.

Note 21. Operating Expenses

Selling expenses for the years ended December 31, 2015 and 2014 were comprised of the following:

	December 31,
	2015	2014
Personnel	$4,906	$5,318
Shipping and Handling	11,202	7,994
Sales commissions	4,073	2,652
Allowance for doubtful accounts and write-off’s	1,286	20
Services	1,735	970
Packaging	1,092	929
Other Selling Expenses	3,285	4,854
Total Selling Expense	$27,579	$22,737

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 21. Operating Expenses  – (continued)

General and administrative expenses for the years ended December 31, 2015 and 2014 were comprised of the following:

	December 31,
	2015	2014
Personnel	$4,359	$4,454
Professional Fees	3,645	3,070
Taxes	1,530	582
Services	2,462	2,315
Depreciation and Amortization	2,303	1,315
Other expenses	4,621	4,591
Total General and administrative expenses	$18,920	$16,327

Note 22. Non-Operating Income, net

Non-operating income (net) on our consolidated statement of operations amounted to $13,877 and $12,235, for the years ended December 31, 2015 and 2014, respectively. Included within these amounts there were net gains from foreign currency transactions amounting to $10,059 and $10,790, for the years ended December 31, 2015 and 2014, respectively.

Note 23. Subsequent Events

On January 6, 2016, the Company’s shares commenced trading on the Bolsa de Valores de Colombia (“BVC”), the principal stock exchange of Colombia, under the symbol TGLSC, The listing of the Company’s shares on the BVC is secondary to the primary listing on the NASDAQ Market. No new shares were issued in connection with the admission to trading on the BVC.

On January 7, 2016, the Company entered into a $109.5 million, seven-year senior secured credit facility. Proceeds from the new facility were used to refinance $83.5 million of existing debt, with the remaining $26.0 million available to the Company for capital expenditures and working capital needs. Approximately $51.6 million of the new facility were used to refinance short term debt as long term debt. The Company’s consolidated balance sheets as of December 31, 2015 reflects the effect of this refinance of the Company’s current portion of long term debt and other current borrowings into long term debt based on the Company’s intent as of that date.. The new facility features two tranches, including one tranche denominated in USD representing 71% of the facility and another tranche denominated in Colombian Pesos (COP) representing the remaining 29%. Borrowings under the facility will bear interest at a weighted average interest rate of 7% for the first year, and thereafter at a rate of LIBOR plus 5.25% and DTF (Colombian index) plus 5.00% for the respective USD and COP denominated tranches.

On March 11, 2016, the Company filed a second amendment to its Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with a proposed exchange of its warrants for its ordinary shares. Under the original terms of the warrant exchange offer, each of Company’s warrant holders had the opportunity to receive one ordinary share of the Company in exchange for every 2.3 of the Company’s outstanding warrants tendered by the holder and exchanged pursuant to the offer. The amended filing changed the exchange ratio from 2.3 to 2.5 to reflect the Company’s most recent stock price movement. The Exchange Offer will commence as soon as practicable after the registration statement becomes effective and is expected to remain open for not less than 30 days.

Tecnoglass Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

Note 23. Subsequent Events  – (continued)

During March, 2016, the Company entered into a credit facility, denominated in Colombian Pesos, for an equivalent amount of US$25 million, and immediately placed it in a short term cash deposit in U.S. dollars, with the objective of hedging its net assets foreign currency exposure risk, estimated in the same amount. This facility will be repaid with the cash from the deposit upon maturity. Additionally, the Company entered into a short term facility for approximately US$6 million to cover specific seasonal working capital needs which will be repaid out of our cash flow from operations.

Tecnoglass Inc. and Subsidiaries

Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)
(Unaudited)

	March 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$18,194	$18,496
Investments	26,697	1,470
Trade accounts receivable, net	64,999	52,515
Due from related parties	33,620	28,073
Inventories	55,341	46,011
Other current assets	26,134	20,814
Total current assets	$224,985	$167,379
Long term assets:
Property, plant and equipment, net	$145,738	$135,974
Long term receivables from related parties	2,536	2,536
Other long term assets	10,638	10,310
Total long term assets	158,912	148,820
Total assets	$383,897	$316,199
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long term debt	$60,365	$16,921
Note payable to shareholder	79	79
Trade accounts payable	41,919	39,142
Due to related parties	1,698	1,283
Current portion of customer advances on uncompleted contracts	12,578	11,841
Earnout Share Liability	12,650	13,740
Warrant liability	25,080	31,213
Other current liabilities	27,536	22,530
Total current liabilities	$181,905	$136,749
Long term liabilities:
Earnout Share Liability	$17,800	$20,414
Customer advances on uncompleted contracts	8,931	4,404
Long term debt	126,494	121,493
Total Long Term Liabilities	153,225	146,311
Total liabilities	$335,130	$283,060
COMMITMENTS AND CONTINGENCIES
Shareholders' equity
Preferred shares, $0.0001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2016 and December 31, 2015 respectively	$—	$—
Ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 26,914,764 and 26,895,636 shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	3	3
Legal Reserves	1,367	1,367
Additional paid-in capital	45,806	45,584
Retained earnings	31,018	17,354
Accumulated other comprehensive (loss)	(29,427)	(31,169)
Total shareholders’ equity	48,767	33,139
Total liabilities and shareholders’ equity	$383,897	$316,199

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Other Comprehensive Income
(In thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2016	2015
Operating Revenues:
External customers	$46,263	$38,100
Related parties	14,640	13,943
Total operating revenues	60,903	52,043
Cost of sales	37,694	33,433
Gross profit	23,209	18,610
Operating expenses	(11,717)	(10,608)
Operating income	11,492	8,002
Gain on change in fair value of warrant liability	5,911	5,078
Gain on change in fair value of earnout share liability	3,704	1,981
Non-operating (loss)/income, net	(676)	3,725
Interest expense	(3,124)	(2,152)
Income before taxes	17,307	16,634
Income tax provision	3,643	4,772
Net income	$13,664	$11,862
Comprehensive income:
Net income	13,664	11,862
Foreign currency translation adjustments	1,742	(5,167)
Total comprehensive income	$15,406	$6,695
Basic income per share	$0.51	$0.48
Diluted income per share	$0.47	$0.42
Basic weighted average common shares outstanding	26,907,391	24,801,132
Diluted weighted average common shares outstanding	29,328,407	28,114,251

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	Three Months Ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$13,664	$11,862
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,261	2,501
Loss on disposition of assets	—	(9)
Change in fair value of derivative liability	(10)	(18)
Change in fair value of investments	(21)	—
Change in fair value of warrant liability	(5,911)	(5,078)
Change in fair value of earnout share liability	(3,704)	(1,981)
Deferred income taxes	387	(157)
Changes in operating assets and liabilities:
Trade accounts receivable	(9,560)	(5,099)
Inventories	(6,877)	(4,928)
Prepaid expenses and other current assets	165	153
Other assets	(6,279)	(3,325)
Trade accounts payable	1,017	4,398
Customer advances on uncompleted contracts	4,261	5,954
Related parties	(3,620)	(4,397)
Other current liabilities	3,091	5,463
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(10,136)	5,339
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of investments	234	255
Purchase of investments	(23,621)	(403)
Acquisition of property and equipment	—	(4,769)
CASH USED IN INVESTING ACTIVITIES	(23,387)	(4,917)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt	124,570	22,255
Repayments of debt	(91,649)	(21,767)
CASH PROVIDED BY FINANCING ACTIVITIES	32,921	488
Effect of exchange rate changes on cash and cash equivalents	300	292
NET (DECREASE) INCREASE IN CASH	(302)	1,202
Cash and equivalents – Beginning of period	18,496	15,930
Cash and equivalents – End of period	$18,194	$17,132
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$2,203	$1,385
Taxes	$4,440	$1,423
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Assets acquired under capital lease and debt	$6,883	$9,100

The accompanying notes are an integral part of these condensed consolidated financial statements.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 1. General

Business Description

Tecnoglass Inc. (“TGI,” the “Company,” “we,” “us” or “our”) was incorporated in the Cayman Islands on September 21, 2011 under the name “Andina Acquisition Corporation” (“Andina”) as a blank check company. Andina’s objective was to acquire, through a merger, share exchange, asset acquisition, share purchase recapitalization, reorganization or other similar business combination, one or more operating businesses. On December 20, 2013, Andina consummated a merger transaction (the “Merger”) with Tecno Corporation (“Tecnoglass Holding”) as ultimate parent of Tecnoglass S.A. (“TG”) and C.I. Energía Solar S.A. ES. Windows (“ES”). The surviving entity was renamed Tecnoglass Inc. The Merger transaction was accounted for as a reverse merger and recapitalization where Tecnoglass Holding was the acquirer and TGI was the acquired company. Accordingly, the business of Tecnoglass Holding and its subsidiaries became our business. We are now a holding company operating through our direct and indirect subsidiaries.

The Company manufactures hi-specification, architectural glass and windows for the global residential and commercial construction industries. Currently the Company offers design, production, marketing, and installation of architectural systems for buildings of high, medium and low elevation size. Products include windows and doors in glass and aluminum, office partitions and interior divisions, floating façades and commercial window showcases. The Company sells to customers in North, Central and South America, and exports more than half of its production to foreign countries.

TG manufactures both glass and aluminum products. Its glass products include tempered glass, laminated glass, thermo-acoustic glass, curved glass, silk-screened glass, acoustic glass and digital print glass. Its Alutions plant produces mill finished, anodized, painted aluminum profiles and rods, tubes, bars and plates. Alutions’ operations include extrusion, smelting, painting and anodizing processes, and exporting, importing and marketing aluminum products.

ES designs, manufactures, markets and installs architectural systems for high, medium and low-rise construction, glass and aluminum windows and doors, office dividers and interiors, floating facades and commercial display windows.

In 2014, the Company established two Florida limited liability companies, Tecnoglass LLC (“Tecno LLC”) and Tecnoglass RE LLC (“Tecno RE”) to acquire manufacturing facilities, manufacturing machinery and equipment, customer lists and exclusive design permits.

Basis of Presentation and Use of Estimates

The accompanying unaudited, condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC. The results reported in these unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for the entire year. These unaudited condensed consolidated financial statements should be read in conjunction with the information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by US GAAP.

These unaudited condensed consolidated financial statements include the consolidated results of TGI, its indirect wholly owned subsidiaries TG and ES, and its direct subsidiaries Tecno LLC and Tecno RE. Material intercompany accounts, transactions and profits are eliminated in consolidation. The unaudited condensed consolidated financial statements are prepared in accordance with the rules of the Securities and Exchange Commission (“SEC”) for interim reporting purposes.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 1. General  – (continued)

The preparation of these unaudited, condensed consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s financial statements. Actual results may differ from these estimates under different assumptions or conditions. Estimates inherent in the preparation of these, consolidated financial statements relate to the collectability of account receivables, the valuation of inventories, estimated earnings on uncompleted contracts, useful lives and potential impairment of long-lived assets, and valuation of warrants and other derivative financial instruments. Based on information known before these unaudited, condensed consolidated financial statements were available to be issued, there are no estimates included in these statements for which it is reasonably possible that the estimate will change in the near term up to one year from the date of these financial statements and the effect of the change will be material, except for earnout share liability and warrant liability further discussed below in this note and Notes 11 and 12, respectively. These financial statements reflect all adjustments that in the opinion of management are necessary for a fair statement of the results of the period presented.

Note 2. Summary of significant accounting policies

Foreign Currency Translation

The consolidated financial statements are presented in U.S. Dollars, the reporting currency. Our foreign subsidiaries’ local currency is the Colombian Peso, which is also their functional currency as determined by the analysis of markets, costs and expenses, assets, liabilities, financing and cash flow indicators. As such, our subsidiaries’ assets and liabilities are translated at the exchange rate in effect at the balance sheet date, with equity being translated at the historical rates. Revenues and expenses of our foreign subsidiaries are translated at the average exchange rates for the period. The resulting cumulative foreign currency translation adjustments from this process are included as a component of accumulated other comprehensive income (loss). Therefore, the U.S. Dollar value of these items in our financial statements fluctuates from period to period.

Also, exchange gains and losses arising from transactions denominated in a currency other than the functional currency are included in the consolidated statement of operations as foreign exchange gains and losses within non-operating income, net.

Revenue Recognition

Our principal sources of revenue are derived from product sales of manufactured glass and aluminum products. Revenue is recognized when (i) persuasive evidence of an arrangement exists in the form of a signed purchase order or contract, (ii) delivery has occurred per contracted terms, (iii) fees and prices are fixed and determinable, and (iv) collectability of the sale is reasonably assured. All revenue is recognized net of discounts, returns and allowances. Delivery to the customer is deemed to have occurred when the title is passed to the customer. Generally, title passes to the customer upon shipment, but title transfer may occur when the customer receives the product based on the terms of the agreement with the customer.

Revenues from fixed price contracts, which amount to approximately 17% of the Company’s sales for the quarter ended March 31, 2016 are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Revenues recognized in advance of amounts billable pursuant to contracts terms are recorded as unbilled receivables on uncompleted contracts based on work performed and costs to date. Unbilled receivables on uncompleted contracts are billable upon various events, including the attainment of performance milestones, delivery and installation of products, or completion of the contract. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing expected profits each period. Changes in contract estimates occur for a variety of reasons, including changes in contract scope, estimated revenue and estimated costs to complete. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 2. Summary of significant accounting policies  – (continued)

Changes in contract performance and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined and have not had a material effect on the Company’s financial statements.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant improvements and renewals that extend the useful life of the asset are capitalized. Interest caused while acquired property is under construction and installation are capitalized. Repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income as a reduction to, or increase in selling, general and administrative expenses. Depreciation is computed on a straight-line basis, based on the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture and fixtures	10 years
Office equipment and software	5 years
Vehicles	5 years

Earnout shares liability

In accordance with ASC 815 — Derivatives and hedging, the Company’s EBITDA/Ordinary Share Price Shares (“Earnout Shares”) are not considered indexed to the Company’s own stock and therefore are accounted for as a liability with fair value changes being recorded in the consolidated statements of operations and comprehensive income. This liability is subject to re-measurement at each balance sheet date and adjusted at each reporting period until released or until the expiration of the liability in December 31, 2016 under the governing agreement, and any change in fair value is recognized in the Company’s condensed consolidated statement of operations.

When the earnout shares are released from the escrow account upon achievement of the conditions set forth in the earnout share agreement, the Company records the fair value of the released shares out of the earnout share liability and into common stock and additional paid-in capital within the shareholders equity section of the Company’s condensed consolidated balance sheets.

Warrant liability

The Company accounts for the warrants against its ordinary shares as a derivative liability. The Company classifies the warrant instrument as a liability at its fair value because the warrants do not meet the criteria for equity treatment under guidance contained in ASC 815-40-15-7D. This liability is subject to re-measurement at each balance sheet date and adjusted at each reporting period until the warrants are exercised by warrant holder or they expire, and any change in fair value is recognized in the Company’s condensed consolidated statement of operations.

The Company determines the fair value of warrant liability at each reporting period using the Binomial Lattice options pricing model. In general, the inputs used are unobservable and the fair value measurement of the warrant liability is classified as a Level 3 measurement under guidance for fair value measurements hierarchy of categorization to reflect the level of judgment and observability of the inputs involved in estimating fair values. Refer to Note 12 for additional details about the Company’s warrants.

When the warrants are exercised for ordinary shares, the Company remeasures the fair value of the exercised warrants as of the date of exercise using available fair value methods and records the change in fair value from the last reporting date to the date of exercise in the Company’s condensed consolidated statement

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 2. Summary of significant accounting policies  – (continued)

of operations. The fair value of the exercised warrants on the date of exercise is recorded as a charge to additional paid-in capital in shareholders equity.

Income Taxes

The Company’s operations in Colombia are subject to the taxing jurisdiction of the Republic of Colombia. Tecnoglass LLC and Tecnoglass RE LLC are subject to the taxing jurisdiction of the United States. TGI and Tecnoglass Holding are subject to the taxing jurisdiction of the Cayman Islands.

The Company recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards if any.

The Company believes that its income tax positions and deductions used in its tax filings would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period, excluding the effects of any potentially dilutive securities. Income per share assuming dilution (diluted earnings per share) would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company considered the dilutive effect of warrants to purchase ordinary shares, unit purchase options exercisable into ordinary shares, and shares issuable under the earnout agreement in the calculation of diluted income per share, which resulted in 2,421,017 and 3,313,119 shares of dilutive securities for the three-month period ended March 31, 2016 and 2015, respectively.

The following table sets forth the computation of the basic and diluted earnings per share for the three-month periods ended March 31, 2016 and 2015:

	2016	2015
Numerator for basic and diluted earnings per shares
Net Income	$13,664	$11,862
Denominator
Denominator for basic earnings per ordinary share – weighted average shares outstanding	26,907,391	24,801,132
Effect of dilutive warrants and earnout shares	2,421,017	3,313,119
Denominator for diluted earnings per ordinary share – weighted average shares outstanding	29,328,407	28,114,251
Basic earnings per ordinary share	$0.51	$0.48
Diluted earnings per ordinary share	$0.47	$0.42

Product Warranties

The Company offers product warranties in connection with the sale and installation of its products that are competitive in the markets in which the products are sold. Standard warranties depend upon the product and service, and are generally from five to ten years for architectural glass, curtain wall, laminated and

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 2. Summary of significant accounting policies  – (continued)

tempered glass, window and door products. Warranties are not priced or sold separately and do not provide the customer with services or coverages in addition to the assurance that the product complies with original agreed-upon specifications. Claims are settled by replacement of the warrantied products. The Company evaluated historical information regarding claims for replacements under warranties and concluded that the costs that the Company have incurred in relation to these warranties have not been material.

Non-Operating Income, net

The Company recognizes non-operating income from foreign currency transaction gains and losses, interest income on receivables, proceeds from sales of scrap materials and other activities not related to the Company’s operations. Foreign currency transaction gains and losses occur when monetary assets, liabilities, payments and receipts that are denominated in currencies other than the Company’s functional currency are recorded in the Colombian peso accounts of the Company in Columbia. The Company recorded a net loss of $1,257 due to foreign currency transactions during the three months ended March 31, 2016 compared with a net gain of $3,361 during the same period of 2015.

Shipping and Handling Costs

The Company classifies amounts billed to customers related to shipping and handling as product revenues. The Company records and presents shipping and handling costs in selling expenses. Shipping and handling costs for the three-month periods ended March 31, 2016 and 2015 were $2,930 and $2,248, respectively.

Recently Issued Accounting Pronouncements

In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers —  Deferral of the Effective Date.” ASU 2015-14 defers the effective date of Update 2014-09 for all entities by one year. Early adoption is permitted. Below is the description of ASU 2014-09 which the Company is currently evaluating.

In September 25, 2015, the FASB issued ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”, that eliminates the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. Early adoption is permitted. The Company early adopted ASU 2015-16.

On February 25, 2016, the FASB released ASU 2016-02, “Leases — ASC 842”, completing its project to overhaul lease accounting under ASC 840. The new guidance requires the recognition of most leases on its balance sheet. Also, a modified retrospective transition will be required, although there are significant elective transition reliefs available for both lessors and lessees. This standard is effective for public companies in fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of analyzing the new standard.

Note 3. Investments

As of March 31, 2016, the Company had a 180 day term cash deposit for $25,000 resulting from a transaction made in February 2016, in which the Company entered into a Colombian Peso denominated credit facility for an equivalent amount of $25 million, and immediately placed it in a 180 day term cash deposit in U.S Dollars with the objective of hedging its monetary assets’ and liabilities’ foreign currency exposure risk. This facility will be repaid with the cash from the deposit upon maturity.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 4. Inventories, net

Inventories are comprised of the following:

	March 31, 2016	December 31, 2015
Raw materials	$40,437	$36,254
Work in process	7,496	3,451
Finished goods	3,387	2,875
Stores and spares	3,755	3,190
Packing material	266	241
	$55,341	$46,011

Note 5. Other Current Assets and Other Long Term Assets

Other current assets are comprised of the following:

	March 31, 2016	December 31, 2015
Unbilled receivables on uncompleted contracts	$12,761	$9,868
Prepaid Expenses	1,588	3,152
Advances and other receivables	11,785	7,794
Other current assets	$26,134	$20,814

Other long term assets are comprised of the following:

	March 31, 2016	December 31, 2015
Intangible assets	$1,798	$1,920
Goodwill	1,330	1,330
Deferred income taxes	389	640
Income producing real estate investments	6,424	6,420
Other assets	697	—
Other long term assets	$10,638	$10,310

Intangible assets are comprised of Miami-Dade County Notices of Acceptance (“NOAs”), The weighted average amortization period is 10 years.

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	March 31, 2016	December 31, 2015
Building	$46,258	$41,804
Machinery and equipment	115,733	107,179
Office equipment and software	4,186	3,528
Vehicles	1,569	1,402
Furniture and fixtures	1,973	1,569
Total property, plant and equipment	169,719	155,482
Accumulated depreciation and amortization	(38,060)	(33,018)
Net value of property and equipment	131,659	122,464
Land	14,079	13,510
Total property, plant and equipment, net	$145,738	$135,974

Depreciation and amortization expense, inclusive of capital lease amortization, for the three-month periods ended March 31, 2016 and 2015 amounted to $2,676 and $1,982, respectively.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 7. Debt

At March 31, 2016, the Company owed $186,859 under its various borrowing arrangements with several banks in Colombia, Panama, the United States and including obligations under various capital leases. The bank obligations have maturities ranging from six months to 15 years that bear interest at rates ranging from 2.3% to 18.3%. These loans are generally secured by substantially all of the Company’s accounts receivable and/or inventory. Certain obligations include covenants and events of default including requirements that the Company maintain a minimum debt to EBITDA ratio, a minimum debt service ratio, total debt to total assets ratio and sales growth ratios.

The mortgage loan with TD Bank secured by Tecno RE in December 2014 to finance the acquisition of real property in Miami-Dade County, Florida contained a covenant requiring a 1.0:1 debt service coverage ratio measured on an annual basis. At December 31, 2015 and March 31, 2016, the Company did not meet the required covenant and received a waiver from TD Bank to defer testing of the covenant until December 31, 2016 with no other remedy or conditions imposed.

	March 31, 2016	December 31, 2015
Obligations under borrowing arrangements	$186,859	$138,413
Less: Current portion of long-term debt and other current borrowings	60,365	16,921
Long-term debt	$126,494	$121,493

Maturities of long term debt and other current borrowings are as follows as of March 31, 2016:

2017	$60,365
2018	10,165
2019	11,344
2020	16,747
2021	24,308
Thereafter	63,930
Total	$186,859

The Company had $13,306 and $8,524 of real property, plant and equipment pledged to secure $68,447 and $48,056 under various lines of credit as of March 31, 2016 and December 31, 2015, respectively.

On January 7, 2016, we entered into a $109.5 million, seven-year senior secured credit facility. Proceeds from the new facility were used to refinance $83.5 million of existing debt, with the remaining $26.0 million available to the Company for capital expenditures and working capital needs. Approximately $51.6 million of the new facility were used to refinance current borrowings into long term debt. The Company’s consolidated balance sheets as of December 31, 2015 reflects the effect of this refinance of the Company’s current portion of long term debt and other current borrowings into long term debt based on the Company’s intent as of that date. The new facility features two tranches, including one tranche denominated in USD representing 71% of the facility and another tranche denominated in Colombian Pesos (COP) representing the remaining 29%. Borrowings under the facility will bear interest at a weighted average interest rate of 7% for the first year, and thereafter at a rate of LIBOR plus 5.25% and DTF (Colombian index) plus 5.00% for the respective USD and COP denominated tranches.

In February 2016, the Company entered into a Colombian Peso denominated credit facility for an equivalent amount of $25 million, and immediately placed it in a 180 day term cash deposit in U.S Dollars with the objective of hedging its monetary assets’ and liabilities’ foreign currency exposure risk. Additionally, the Company entered into a short term facility for approximately $6 million to cover specific seasonal working capital needs which will be repaid out of our cash flow from operations.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 7. Debt  – (continued)

Regarding its short term debt, the Company is expected to use the proceeds from its aforementioned $25 million short term deposit to cancel the equivalent in Peso denominated debt in July, 2016. The remaining short term debt is expected to be repaid with the projected cash flow from operations or refinanced by longer term facilities available to the Company.

Revolving Lines of Credit

The Company has approximately $3.7 million available in two lines of credit under a revolving note arrangement as of March 31, 2016. The floating interest rates on the revolving notes are between DTF+4.2% and DTF+6%. DTF, the primary measure of interest rates in Colombia, was 6.4% and 5.2% as of March 31, 2016 and December 31, 2015, respectively. At March 31, 2016 and December 31, 2015, $9,487 and $4,640 was outstanding under these lines, respectively.

Proceeds from debt and repayments of debt for the three months ended March 31, 2016 and 2015 are as follows:

	March 31,
	2016	2015
Proceeds from debt	$124,570	$22,255
Repayments of debt	$(91,649)	$(21,767)

The Company acquired assets under capital leases and debt during the three months ended March 31, 2016 and 2015 for $6,883 and $9,100, respectively.

Interest expense for the three-month periods ended March 31, 2016 and 2015 was $3,124 and $2,152, respectively.

Note 8. Income Taxes

The Company files income tax returns for TG and ES in the Republic of Colombia. Colombia’s Tax Statute was reformed in December 2014. A general corporate income Tax Rate applies at 25% and a CREE Tax based on taxable income applies at a rate of 9% to certain taxpayers including the Company. Prior to the reform, the CREE Tax would only apply up to tax years 2015. The reform makes the CREE tax rate of 9% permanent and an additional CREE Surtax will apply for the years 2015 through 2018 at varying rates.

The following table summarizes income tax rates under the tax reform law:

	2015	2016	2017	2018	2019
Income Tax	25%	25%	25%	25%	25%
CREE Tax	9%	9%	9%	9%	9%
CREE Surtax	5%	6%	8%	9%	—
Total Tax on Income	39%	40%	42%	43%	34%

The components of income tax expense (benefit) are as follows:

	2016	2015
Current income tax
Colombia	$3,256	$4,929
Deferred income tax
Colombia	387	(157)
Total Provision for Income tax	$3,643	$4,772
Effective tax rate	21.1%	28.7%

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 8. Income Taxes  – (continued)

The Company's effective tax rates for the three-month periods ended March 31,2016 and 2015 reflect the non-cash, non-deductible losses and non-taxable gains from changes in the fair values of the Company’s warrant and earnout shares liabilities in the table below:

	Three months ended March 31,
	2016	2015
Change in fair value of warrant liability	$(5,911)	$(5,078)
Change in fair value of earnout shares liability	(3,704)	(1,981)
Total non-cash, nontaxable effects of changes in fair value of liabilities	$(9,615)	$(7,059)

In addition, the Company’s statutory tax rate increased from 39% in 2015 to 40% in 2016 because of the tax reform mentioned above.

Note 9. Fair Value Measurements

The Company accounts for financial assets and liabilities in accordance with accounting standards that define fair value and establish a framework for measuring fair value. The hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. The classification of a financial asset or liability within the hierarchy is determined by the lowest level inputs that are significant to the fair value measurement.

Assets and Liabilities Measured at Fair Value on a Recurring Basis at March 31, 2016:

	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liability			25,080
Earnout shares liability			30,450
Interest Rate Swap Derivative Liability		33
Marketable Equity Securities	448
Short term investments		25,000

Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2015:

	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant Liability			31,213
Earnout shares liability			34,154
Interest Rate Swap Derivative Liability		42
Marketable Equity Securities	428

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 9. Fair Value Measurements  – (continued)

As of December 31, 2015, financial instruments carried at amortized cost that do not approximate fair value consist of long-term debt. See Note 7 — Debt. The fair value of long term debt was calculated based on an analysis of future cash flows discounted with our average cost of debt which is based on market rates, which are level 2 inputs.

The following table summarizes the fair value and carrying amounts of our long term debt:

	March 31, 2016	December 31, 2015
Fair Value	145,877	138,347
Carrying Value	126,494	121,493

Note 10. Segment and Geographic Information

The Company operates a single segment business for product consisting of four geographical sales territories as follows:

	Three months ended March 31,
	2016	2015
Colombia	$18,578	$17,382
United States	37,166	31,678
Panama	2,914	1,468
Other	2,245	1,515
Total Revenues	$60,903	$52,043

Note 11. Earnout Share Liability

The earnout shares liability is subject to re-measurement at each balance sheet date until the shares are released or until the expiration of the liability at December 31, 2016 under the governing agreement, and any change in fair value is recognized in the Company’s condensed consolidated statement of operations. The earnout shares are expected to be released in up to ten business days from the date the Company files its Annual Report with the SEC.

When the earnout shares are released from the escrow account upon achievement of the conditions set forth in the earnout share agreement, the Company records the fair value of the released shares out of the earnout share liability and into common stock and additional paid-in capital within the shareholders equity section of the Company’s condensed consolidated balance sheets.

The Company determines the fair value of the earnout share liability using a Monte Carlo simulation, which models future EBITDA and ordinary share stock prices during the earn-out period using the Geometric Brownian Motion. This model is dependent upon several variables such as the earnout share agreement’s expected term, expected risk-free interest rate over the expected term, the equity volatility of the Company’s stock price over the expected term, the asset volatility, and the Company’s forecasted EBITDA. The expected term represents the period of time that the earnout shares agreement is expected to be outstanding. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected term of the earnout share agreement at the date of valuation. The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies. The inputs to the model were stock price, risk-free rate, expected term and volatility. In general, the inputs used are unobservable; therefore unless indicated otherwise, the earnout share liability is classified as Level 3 under guidance for fair value measurements hierarchy.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 11. Earnout Share Liability  – (continued)

The table below provides a reconciliation of the beginning and ending balances for the earnout shares liability measured using significant unobservable inputs (Level 3):

Balance – December 31, 2015	$34,154
Fair value adjustment – three months ended March 31, 2016	(3,704)
Balance – March 31, 2016	$30,450

The main variable that affected the change in fair value of the earnout share liability was the stock price which declined from $13.74 to $12.65 as of December 31, 2015 and March 31, 2016, respectively.

Note 12. Warrant Liability

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model. This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term and the expected volatility of the Company’s stock price over the expected term. The expected term represents the period of time that the instruments granted are expected to be outstanding. The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection. The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends. The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies. The inputs to the model were as follows:

The inputs to the model were as follows:

	March 31, 2016	December 31, 2015
Stock Price	$12.65	$13.74
Dividend Yield*	$0.125	$0.125
Risk-free rate	0.49%	0.65%
Expected Term	0.72	0.97
Expected Volatility	41.16%	37.69%

*	A quarterly dividend of $0.125 per share commencing in the second quarter of 2016 was assumed.

The table below provides a reconciliation of the beginning and ending balances for the warrant liability measured using significant unobservable inputs (Level 3):

Balance – December 31, 2015	$31,213
Adjustment to fair value of warrants excercised cashlessly	(222)
Adjustment to fair value of unexcercised warrants	(5,911)
Balance – March 31, 2016	$25,080

The main variable that affected the change in fair value of the warrant liability was the stock price which declined from $13.74 to $12.65 as of December 31, 2015 and March 31, 2016, respectively.

The Company’s equity warrants are exercisable by the warrant holder in either of two modes: (i) by making a cash payment at the exercise price and receiving ordinary shares (“cash exercise”), or (ii) by applying a formula in the warrant agreement that is based on the market price of the shares on the NASDAQ market in order to receive ordinary shares for the warrant with no cash payment (“cashless exercise”).

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 12. Warrant Liability  – (continued)

When the warrants are exercised for ordinary shares, the Company re-measures the fair value of the exercised warrants as of the date of exercise using quoted prices on the OTC Pink Markets and records the change in fair value in the consolidated statement of operations, and records the fair value of the exercised warrants as additional paid-in capital in the shareholders equity section of the Company’s balance sheet.

Of 2,480,289 aggregate warrants exercised since the merger in December 2013, warrant holders exercised 102,570 warrants for an equal number of shares on a cash basis, and 2,377,719 warrants for 1,020,976 ordinary shares on a cashless basis.

Note 13. Related Parties

The Company’s major related party entities are: ESWindows LLC (“ESW LLC”), a Florida limited liability company partially owned by the Company’s Chief Executive Officer and Chief Operating Officer, Ventanas Solar S.A. (“VS”), an importer and installer based in Panama owned by related party family members, and Union Temporal ESW (“UT ESW”), a temporary contractual joint venture under Colombian law with Ventanar S. A. managed by related parties that expires at the end of its applicable contracts.

The following is a summary of assets, liabilities, and income and expense transactions with all related parties, shareholders, directors and managers:

	Three months ended March 31,
	2016	2015
Revenues
Sales to ESW LLC	$11,669	$11,871
Sales to VS	2,689	1,046
Sales to other related parties	282	1,026
Sales to related parties	$14,640	$13,943
Expenses
Fees paid to Directors and Officers	359	523
Payments to other related parties	713	446
	1,072	969

	March 31, 2016	December 31, 2015
Current Assets
Due from ESW LLC	$20,951	$17,887
Due from VS	8,898	6,895
Due from other related parties	3,671	3,291
	$33,620	$28,073
Long term payment agreement from VS	$2,536	$2,536
Liabilities
Due to related parties	$1,594	$1,283

Due from other related parties as of March 31, 2016 includes $617 due from Daesmo, $654 from Consorcio Ventanar ESW — Boca Grande. Also included within due from other related parties is a loan to Finsocial, a company that makes loans to public school system teachers with balances were $266 and $256 as of March 31, 2016 and December 31, 2015, respectively.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 13. Related Parties  – (continued)

Payments to other related parties during the three month period ended March 31, 2016 include charitable contributions to the Company’s foundation for $332 and sales commissions for $246.

During 2015 and 2014, the Company and VS executed a short-term payment agreement and a three-year payment agreement that were mainly created to fund working capital to VS due the timing difference between the collections from VS’s customers. The interest rate of these payment agreements are Libor + 4.7% paid semiannually and Libor +6.5% paid monthly for the short-term agreement and the three-year agreement, respectively. The Company and VS subsequently normalized the short term agreement to pay the totality of the obligation by December of 2016.

In December 2014, ESW LLC, a related party, guaranteed a mortgage loan for $3,920 for the acquisition of real properties in Miami-Dade County, Florida by Tecnoglass RE LLC, a wholly owned subsidiary of the Company.

Analysis of Variable Interest Entities

The Company conducted an evaluation as a reporting entity of its involvement with certain significant related party business entities as of March 31, 2016 in order to determine whether these entities were variable interest entities requiring consolidation or disclosures in the financial statements of the Company. The Company evaluated the purpose for which these entities were created and the nature of the risks in the entities as required by the guidance under ASC 810-10-25 — Consolidation and related Subsections.

From all the entities analyzed, only two entities, ESW LLC and VS, resulted in having variable interests. However, as of the date of the initial evaluation and for the three months ended March 31, 2016, the Company concluded that both entities are not deemed VIEs and as such these entities should not be consolidated within the Company’s consolidated financial statements.

Note 14. Note Payable to Shareholder

From September 5, 2013 to November 7, 2013, A. Lorne Weil loaned the Company $150 of which $70 was paid at closing of the Merger and $80 remained unpaid as of March 31, 2016 and December 31, 2015.

Note 15. Derivative Financial Instruments

In 2012, the Company entered into two interest rate swap contracts as economic hedges against interest rate risk through 2017. Hedge accounting treatment per guidance in ASC 815-10 and related Subsections was not pursued at inception of the contracts. The derivative contracts are recorded on the balance sheet as liabilities as of March 31, 2016 at an aggregate fair value of $33 Changes in the fair value of the derivatives are recorded in current earnings.

Note 16. Commitments and Contingencies

Guarantees

Guarantees on behalf of, or from related parties are disclosed in Note 13 — Related Parties

Legal Matters

Tecnoglass S.A. and Tecnoglass USA, Inc., a related party, were named in a civil action for wrongful death, negligence and negligent infliction of emotional distress arising out of a workplace accident where a crate of glass fell and fatally crushed a worker during the unloading process. TG denied liability and rigorously defended the claim in court. TG’s insurance carrier provided coverage to TG under a $3.0 million wasting policy, which meant that the attorneys’ fees and expenses incurred during the defense of the claim reduced the amount of coverage available. On October 1, 2014 the case was settled. The plaintiffs accepted $1,075, with a payment time of 60 days. The Company’s insurance policy covered 90% of the loss.

Tecnoglass Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements
(Amounts in thousands, except share and per share data)
(Unaudited)

Note 16. Commitments and Contingencies  – (continued)

C.I. Energia Solar S.A. filed a lawsuit against Bagatelos Arch Glass in Colombia for $1,560 and in March 2, 2016 also filed a lawsuit against Bagatelos Architectural Glass Systems, Inc (“Bagatelos”) in California. The Company’s claim arises from Bagatelos refusing to pay outstanding accounts with the Company alleging mounting damages in Company products that render them outside the terms of sale. The law suit was first filed in Colombia where the court is likely to have jurisdiction since Bagatelos travelled to the factory and inspected the products and fabrication. It is likely that a court in California shall recognize a foreign-country judgment and it is highly likely that the lawsuit filed in California will be placed on temporary hold until a final resolution in the Colombian lawsuit has been completed. Management and ES’ counsel believes that court is likely to rule in favor of the Company and the Company will be able to recover outstanding amount from Bagatelos.

General Legal Matters

From time to time, the Company is involved in legal matters arising in the ordinary course of business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

Note 17. Subsequent Events

Management concluded that no additional subsequent events required disclosure other than those disclosed in these financial statements.

TECNOGLASS INC.

5,904,484 Ordinary Shares and 3,416,681 Warrants (for Resale)
7,191,973 Ordinary Shares and 66,514 Warrants (for Issuance)

PROSPECTUS

           , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses (other than underwriting discounts and commissions), all of which will be paid by the registrant, to be incurred in connection with the registration and sale of the ordinary shares and warrants that are the subject of this registration statement:

Securities and Exchange Commission registration fee	$47,350
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Miscellaneous	2,650
Total	$80,000

Item 14. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful fraud, willful default, civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful neglect or willful default.

Item 15. Recent Sales of Unregistered Securities

On December 19, 2013, the Company entered into subscription agreements with two investors pursuant to which such investors purchased an aggregate of 649,382 ordinary shares at a price of $10.18 per share. These shares were sold under Section 4(a)(2) of the Securities Act, as the investors are accredited investors.

As consideration for the merger, the Company issued 20,567,141 ordinary shares to Energy Holding Corporation, the sole shareholder of Tecnoglass Holding of which the former shareholders of TG and ES are the sole shareholders. Additionally, the Company is issued 1,500,000 ordinary shares upon the attainment of certain EBITDA targets for the fiscal years ended December 31, 2014 and 2015 and is contractually obligated to issue 1,500,000 ordinary shares upon the attainment of certain share price targets or targets based on the Company’s EBITDA for the fiscal year ending December 31, 2016. All such shares were (and with respect to the earnout shares will be) issued under Regulation D under the Securities Act with respect to investors residing in the United States as fewer than 35 investors were non-accredited investors and under Regulation S under the Securities Act with respect to investors not residing in the United States.

On March 5, 2014, the Company entered into a subscription agreement with an affiliate of A. Lorne Weil, pursuant to which such affiliate purchased an aggregate of 95,693 shares of the Company for $1,000,000, or approximately $10.45 per share. The shares were sold to the investor under Section 4(a)(2) of the Securities Act of 1933, as the investor is an accredited investor.

No underwriting discounts or commissions were paid with respect to such sales.

Item 16. Exhibits

Reference is hereby made to the attached Exhibit Index, which is incorporated herein by reference.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Act to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)	That, for the purpose of determining liability of the registrant under the Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)	The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described under Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Barranquilla, Colombia, on June 28, 2016.

TECNOGLASS INC.

By:	/s/ Joaquin Fernandez Name: Joaquin Fernandez Title: Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Tecnoglass Inc. hereby severally constitute and appoint Jose M. Daes and Joaquin Fernandez and each of them, attorneys-in-fact for the undersigned, in any and all capacities, with the power of substitution, to sign any amendments to this registration statement (including post-effective amendments) and any subsequent registration statement for the same offering which may be filed under Rule 462(e) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all interests and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Jose M. Daes Jose M. Daes	Chief Executive Officer (Principal Executive Officer) and Director	June 28, 2016
/s/ Joaquin Fernandez Joaquin Fernandez	Chief Financial Officer (Principal Financial and Accounting Officer)	June 28, 2016
/s/ Christian Daes Christian Daes	Chief Operating Officer and Director	June 28, 2016
/s/ Martha L. Byorum Martha L. Byorum	Director	June 28, 2016
/s/ A. Lorne Weil A. Lorne Weil	Director	June 28, 2016
/s/ Julio A. Torres Julio A. Torres	Director	June 28, 2016
/s/ Samuel R. Azout Samuel R. Azout	Director	June 28, 2016
/s/ Juan Carlos Vilarino Juan Carlos Vilarino	Director	June 28, 2016

EXHIBIT INDEX

Exhibit No.	Description	Included	Form	Filing Date
2.1	Agreement and Plan of Reorganization dated as of August 17, 2013 and as amended November 6, 2013, by and among the Company, Andina Merger Sub, Inc.,
	TG S.A., C.I. Energía Solar S.A. E.S. Windows and Tecno Corporation	By Reference	Schedule 14A	December 4, 2013
3.1	Third Amended and Restated Memorandum and Articles of Association.	By Reference	Schedule 14A	December 4, 2013
4.1	Specimen Ordinary Share Certificate.	By Reference	S-1/A	January 23, 2012
4.2	Specimen Warrant Certificate.	By Reference	S-1/A	December 28, 2011
4.3	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.	By Reference	8-K	March 22, 2012
4.4	Form of First Unit Purchase Option issued to EarlyBirdCapital, Inc. and its designees	By Reference	S-1/A	March 12, 2012
4.5	Form of Second Unit Purchase Option issued to EarlyBirdCapital, Inc. and its designees	By Reference	S-1/A	March 7, 2012
5.1	Opinion of Maples & Calder	*	S-1/A	May 20, 2014
5.2	Opinion of Graubard Miller	*	S-1/A	May 20, 2014
10.1	Form of Escrow Agreement between the Company, Continental Stock Transfer & Trust Company and the Initial Shareholders.	By Reference	S-1/A	March 12, 2012
10.2	Amended and Restated Registration Rights Agreement among the Company, the Initial Shareholders and Energy Holding Corporation.	By Reference	8-K	December 27, 2013
10.3	Form of Subscription Agreements among the Company, Graubard Miller and the Purchasers of Private Placement Warrants.	By Reference	S-1/A	March 7, 2012
10.4	Promissory Note issued to A. Lorne Weil 2006 Irrevocable Trust — Family Investment Trust	By Reference	10-K	June 13, 2013
10.5	Indemnity Escrow Agreement dated as of December 20, 2013, by and among the Company, Representative, Committee and Continental Stock Transfer and Trust Company.	By Reference	8-K	December 27, 2013
10.6	Additional Shares Escrow Agreement dated as of December 20, 2013, by and among the Company, Representative, Committee and Continental Stock Transfer and Trust Company.	By Reference	8-K	December 27, 2013
10.7	Form of Lock-Up Agreement between the Company and Energy Holding Corporation	By Reference	8-K	August 22, 2013
10.8	Form of Subscription Agreement	By Reference	8-K	December 19, 2013
10.9	Form of Warrant/UPO Transfer Agreement	By Reference	10-K	April 16, 2014

Exhibit No.	Description	Included	Form	Filing Date
10.10	Advisory Services Agreement between the Company and Morgan Joseph TriArtisan LLC	By Reference	10-K/A	June 17, 2013
10.11	2013 Long-Term Incentive Equity Plan	By Reference	Schedule 14A	December 4, 2013
10.12	Form of Indemnification Agreement	By Reference	8-K	March 6, 2014
21	List of Subsidiaries	By Reference	10-K	April 16, 2014
23.1	Consent of Maples & Calder	*	S-1/A	May 20, 2014
23.2	Consent of Graubard Miller	*	S-1/A	May 20, 2014
23.3	Consent of PricewaterhouseCoopers Ltda.	Herewith
24.1	Power of Attorney (included on signature page of this Post-Effective Amendment to Form S-1)	Herewith

*	Previously filed.